Exhibit 99.1

Second Quarter Report to Shareholders Three and six months ended June 30, 2024 Manulife Financial Corporation

Manulife Financial Corporation (“Manulife” or the “Company”) reported its second quarter results for the period ended June 30, 2024, delivering positive momentum in core earnings, new business and book value growth.

Key highlights for the second quarter of 2024 (“2Q24”) include:

•	Core earnings[1] of $1.7 billion, up 6% on a constant exchange rate basis[2] from the second quarter of 2023 (“2Q23”)

•	Net income attributed to shareholders of $1.0 billion, in-line with 2Q23

•	Core EPS[3] of $0.91, up 9%[2] from 2Q23. EPS of $0.52, up 1%[2] from 2Q23

•	Excluding the impact of Global Minimum Taxes (“GMT”)[4], core EPS[3] was $0.94, up 12%[2] from 2Q23

•	Core ROE[3] of 15.7% and ROE of 9.0%

•	LICAT ratio[5] of 139%

•	APE sales up 17%[6], new business CSM up 6%[2] and new business value (“NBV”) up 23%[6] from 2Q23[7]

•	Global Wealth and Asset Management net inflows[6] of $0.1 billion, down from $2.2 billion in 2Q23

•

Bought back 31 million, or $1.1 billion worth of common shares as of July 31, 2024, and plan to buy back the maximum 90 million shares through the current NCIB, representing a capital return of more than $3 billion[8]

“At our Investor Day in June, we communicated our goals of raising the bar on our financial targets. We are pleased to demonstrate continued positive momentum in the second quarter, with core EPS and new business value growth of 9% and 23%, respectively. As part of our transformation toward a higher return and lower risk business, we are proud to have closed the largest UL reinsurance transaction in Canada[9] and the acquisition of CQS. Momentum also continued in our growth engines, with Asia delivering strong growth in core earnings, new business CSM and new business value margin[6] year-over-year, and Global WAM delivering positive net flows and an improved core EBITDA margin[3]. We continue to demonstrate that we have a strong track record of execution, and I am confident about the future and our ability to execute against our strategy and deliver value to our shareholders.”

— Roy Gori, Manulife President & Chief Executive Officer

“Adjusted book value per common share[3] continued to grow and was up 15% year-over-year. Core ROE of 15.7% in the second quarter reflected strong profitability despite the impact of GMT. Our capital position remained strong with a LICAT ratio of 139%. We have repurchased more than 31 million common shares and are planning on buying back the full 90 million shares under our current program, representing a capital return of over $3 billion.”

— Colin Simpson, Manulife Chief Financial Officer

[1]  Core earnings is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 2Q24 Management’s Discussion and Analysis (“2Q24 MD&A”).

[2]  Percentage growth / declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), core EPS excluding the impact of GMT, and new business contractual service margin net of NCI (“new business CSM”) are stated on a constant exchange rate basis and are non-GAAP ratios.

[3]  Core EPS, core EPS excluding the impact of GMT, core ROE, core EBITDA margin, and adjusted book value per common share (“adjusted BV per common share”) are non-GAAP ratios.

[4]  On June 20, 2024, Canada enacted the Global Minimum Tax Act. The impact was reflected in Corporate & Other in situations where GMT was not substantively enacted in local jurisdictions where we operate as of June 30, 2024.

[5]  Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2024. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions Canada’s (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

[6]  For more information on annualized premium equivalent (“APE”) sales, NBV, Global Wealth and Asset Management (“Global WAM”) net flows, and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” in our 2Q24 MD&A. Percentage growth/decline in APE sales, NBV and net flows are stated on a constant exchange rate basis.

[7]  Refer to “Results at a Glance” for 2Q24 and 2Q23 results.

[8]  NCIB stands for Normal Course Issuer Bid. The estimated capital return is calculated based on MFC share price as of market close on July 31, 2024. See “Caution regarding forward-looking statements” below.

[9]  Also referred to as the RGA reinsurance transaction.

Manulife Financial Corporation – Second Quarter 2024	1

Results at a Glance

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	2Q24	2Q23	Change[1,2]	2024	2023	Change

Net income attributed to shareholders	$1,042	$1,025	(1)%	$1,908	$2,431	(22)%
Core earnings	$1,737	$1,637	6%	$3,491	$3,168	11%
EPS ($)	$0.52	$0.50	1%	$0.97	$1.23	(21)%
Core EPS ($)	$0.91	$0.83	9%	$1.85	$1.63	14%
ROE	9.0%	9.3%	-0.3 pps	8.5%	11.4%	-2.9 pps
Core ROE	15.7%	15.5%	0.2 pps	16.2%	15.2%	1.0 pps
Book value per common share ($)	$23.71	$21.30	11%	$23.71	$21.30	11%
Adjusted BV per common share ($)	$33.96	$29.42	15%	$33.96	$29.42	15%
Financial leverage ratio (%)[3]	24.6%	25.8%	-1.2 pps	24.6%	25.8%	-1.2 pps
APE sales	$1,907	$1,633	17%	$3,790	$3,233	19%
New business CSM	$628	$592	6%	$1,286	$1,034	25%
NBV	$723	$585	23%	$1,392	$1,094	28%
Global WAM net flows ($ billions)	$0.1	$2.2	(96)%	$6.8	$6.6	4%

Results by Segment
	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	2Q24	2Q23	Change[2]	2024	2023	Change

Asia (US$)
Net income attributed to shareholders	$424	$96	289%	$694	$480	41%
Core earnings	472	353	40%	960	714	40%
APE sales	920	879	7%	1,870	1,747	10%
New business CSM	349	323	10%	713	545	34%
NBV	370	315	19%	713	590	23%

Canada
Net income attributed to shareholders	$79	$227	(65)%	$352	$536	(34)%
Core earnings	402	374	7%	766	727	5%
APE sales	520	322	61%	970	615	58%
New business CSM	76	57	33%	146	103	42%
NBV	159	106	50%	316	198	60%

U.S. (US$)
Net income attributed to shareholders	$98	$136	(28)%	$18	$274	(93)%
Core earnings	303	341	(11)%	638	626	2%
APE sales	93	97	(4)%	206	196	5%
New business CSM	54	77	(30)%	126	147	(14)%
NBV	41	40	3%	78	74	5%

Global WAM
Net income attributed to shareholders	$350	$317	9%	$715	$614	16%
Core earnings	399	320	23%	756	607	24%
Gross flows ($ billions)[2]	41.4	35.2	17%	86.9	74.0	18%
Average AUMA ($ billions)[2]	933.1	814.9	13%	916.7	809.5	13%
Core EBITDA margin (%)	26.3%	24.6%	170 bps	25.9%	23.5%	240 bps

[1]  Percentage growth / declines in net income attributed to shareholders is stated on a constant exchange rate basis and is a non-GAAP ratio.

[2]  For more information on gross flows and average asset under management and administration (“average AUMA”), see “Non-GAAP and other financial measures” in our 2Q24 MD&A. Percentage growth/decline in gross flows and average AUMA are stated on a constant exchange rate basis.

[3]  Financial leverage ratio is a non-GAAP ratio.

Manulife Financial Corporation – Second Quarter 2024	2

Strategic Highlights

We are expanding our customer reach through strategic partnerships and new product offerings

In Global WAM, we completed the acquisition of CQS, the U.K.-based multi-sector alternative credit manager, which we have co-branded as Manulife | CQS Investment Management and have leveraged these expanded capabilities to launch the John Hancock Multi Asset Credit Fund in U.S. Retail. This fund is a strong addition to our growing lineup of liquid and semi-liquid alternative offerings and our larger credit franchise.

In the U.S., we announced a strategic partnership with Annexus – one of the nation’s leading independent product design and distribution companies – to expand our portfolio of indexed account offerings and reach a wider market with our Protection Indexed Universal Life solution.

We are deploying Generative AI and delivering on our Digital, Customer Leader strategic priority

In Asia, we enhanced agent-customer interactions through the launch of an innovative Generative AI agent sales tool in Singapore that enables our agents to automatically create personalized engagement strategies to offer customers the right solutions at the right time based on their needs, preferences, demographic data, and transaction histories.

In Global WAM, we piloted our Manulife Mandatory Provident Fund (“MPF”) Robo-Advisor in Hong Kong Retirement, a new portal that aims to provide automated portfolio insights and personalized investment tips to our MPF members. This initiative is part of our ongoing commitment to enhancing customer experiences in MPF investment management through digital innovation and strengthening member education.

In Canada, we enhanced our Manulife mobile app for group benefits members by adding mental health features and live support. These services were added in alliance with TELUS Health1 and provide eligible members and their families immediate, personal assistance in navigating the healthcare system to help them understand the types of support available.

In the U.S., we deployed a Generative AI knowledge management chatbot and automated call summarization for our customer service representatives within our Annuities contact center, contributing to an immediate improvement to average handle time. This initiative is part of our continuing efforts to enhance customer experience and streamline processes.

We are helping our customers live longer, healthier, and better lives

In the U.S., we advanced our commitment to provide preventative health screenings to customers and further differentiated our solutions by becoming the first U.S. life insurer to offer discounted and prioritized access to Prenuvo – a whole body MRI scan for the early detection of cancer and other diseases – to eligible John Hancock Vitality members.

In Canada, we released our 2023 Wellness Report which highlighted health trends and challenges that affected Canadian employees of our group benefits plan sponsors. This report supports our plan sponsors with valuable, data-driven insights so they can ensure their plan designs are targeting areas of highest concern to help drive better health outcomes for plan members.

Strong earnings results reflect continued business growth, more than offsetting the impact of GMT and reinsurance transactions2

Core earnings of $1.7 billion in 2Q24, up 6% from 2Q23

Our positive momentum continued in 2Q24 with a 6% increase year-over-year, as strong business growth more than offset the impact of GMT.

•	Asia core earnings were up 40%, benefitting from continued business growth momentum and updates to actuarial methods and assumptions in the second half of 2023.

[1] Telus Health (Canada) Ltd. [2] See section A1 “Profitability” in our 2Q24 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.

Manulife Financial Corporation – Second Quarter 2024	3

•	Global WAM core earnings grew 23%, driven by higher fee income from favourable market impacts and positive net flows, and a favourable tax true-up.

•	In Canada, strong growth in Group Insurance and favourable net insurance experience contributed to a 7% growth in 2Q24 core earnings.

•	In the U.S., adverse net insurance experience and foregone core earnings from the long-term care reinsurance transaction announced in December 2023 resulted in an 11% decrease in 2Q24 core earnings.

•	In Corporate and Other, core earnings decreased $138 million, reflecting the impact of GMT, higher interest on allocated capital to operating segments and higher workforce-related expenses.

Net Income attributed to shareholders of $1.0 billion in 2Q24, consistent with 2Q23

Net income was in-line compared with 2Q23, as improved market experience and core earnings growth were offset by a $0.3 billion realized loss due to the sale of debt instruments related to the RGA reinsurance transaction. This realized loss was broadly offset by an associated change in other comprehensive income, resulting in a neutral impact to book value. This, along with lower-than-expected returns on alternative long-duration assets mainly related to private equity and real estate investments, contributed to a net charge in market experience in 2Q24.

Continued momentum in new insurance business results and positive net flows in Global WAM

We delivered another quarter of strong new business growth in our insurance businesses with APE sales and NBV hitting record levels in 2Q24, demonstrating the strength and benefits of our diversified portfolio. Overall, our APE sales, new business CSM and NBV increased year-over-year by 17%, 6% and 23%, respectively.

•

Asia continued to generate positive momentum and grew APE sales, new business CSM and NBV by 7%, 10% and 19%, respectively, reflecting higher sales volumes in Japan and Hong Kong in 2Q24. The year-over-year improvement of 3.4 percentage points in NBV margin reflected our pricing discipline and changes in business mix.

•

Canada delivered excellent growth and record level NBV this quarter. Compared with 2Q23, APE sales and NBV increased 61% and 50%, respectively, driven by higher sales volumes in all business units, led by a large-case Group Insurance sale. New business CSM was up 33% driven by margin expansion in Individual Insurance and higher sales volumes in segregated fund products.

•

In the U.S., APE sales decreased 4% year-over-year with a shift in product mix, while NBV was up 3%. New business CSM decreased 30% due to change in product mix and the impact of higher interest rates.

Global WAM net inflows of $0.1 billion in 2Q24, mainly reflecting the strength in our Institutional business, offset by outflows in our Retirement business. Compared with 2Q23, net inflows was $2.1 billion lower.

•

Retirement net outflows of $1.3 billion in 2Q24 compared with net inflows of $0.7 billion in 2Q23, as higher member contributions were more than offset by increased member withdrawals and a large-case retirement plan redemption in the U.S.

•

Retail net outflows of $0.1 billion in 2Q24 were in line with 2Q23, as increased demand for investment products amid equity market recovery and improved investor sentiment was offset by higher redemptions.

•

Institutional Asset Management net inflows of $1.4 billion in 2Q24 compared with net inflows of $1.6 billion in 2Q23 as net inflows from CQS were more than offset by higher redemptions in fixed income mandates and lower sales in alternative mandates.

Manulife Financial Corporation – Second Quarter 2024	4

Organic Contractual Service Margin (“CSM”) growth contributing to higher CSM balance

CSM1 was $20,758 million as at June 30, 2024

CSM increased $318 million compared with December 31, 2023. Organic CSM movement contributed $453 million of the increase in the first half of 2024, primarily driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and adverse insurance experience. Inorganic CSM movement was a decrease of $135 million for the same period, primarily driven by the impact of reinsurance transactions, partially offset by favourable impacts of changes in foreign currency exchange rates and equity market performance. Post-tax CSM net of NCI2 was $18,290 million as at June 30, 2024.

[1]  Net of non-controlling interests.

[2]  Post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) is a non-GAAP financial measure. For more information on non-GAAP and other financial measures, see “Non-GAAP and other financial measures” in our 2Q24 MD&A.

Manulife Financial Corporation – Second Quarter 2024	5

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 7, 2024, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2024 and the MD&A and audited Consolidated Financial Statements contained in our 2023 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2023 Annual Report (“2023 MD&A”) and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated. Any information contained in, or otherwise accessible through, websites mentioned in this MD&A does not form a part of this document.

CONTENTS

A.	TOTAL COMPANY PERFORMANCE

1.	Profitability

2.	Business performance

3.	Financial strength

4.	Assets under management and administration

5.	Impact of foreign currency exchange rates

6.	Business highlights

7.	Strategic priorities

B.	PERFORMANCE BY SEGMENT

1.	Asia

2.	Canada

3.	U.S.

4.	Global Wealth and Asset Management

5.	Corporate and Other

C.	RISK MANAGEMENT AND RISK FACTORS UPDATE

1.	Variable annuity and segregated fund guarantees

2.	Caution related to sensitivities

3.	Publicly traded equity performance risk sensitivities and exposure measures

4.	Interest rate and spread risk sensitivities and exposure measures

5.	Alternative long-duration asset performance risk sensitivities and exposure measures

6.	Strategic and product risk factors update

D.	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

1.	Critical actuarial and accounting policies

2.	Sensitivity to changes in assumptions

3.	Accounting and reporting changes

E.	OTHER

1.	Outstanding common shares – selected information

2.	Legal and regulatory proceedings

3.	Non-GAAP and other financial measures

4.	Caution regarding forward-looking statements

5.	Quarterly financial information

6.	Revenue

7.	Other

Manulife Financial Corporation – Second Quarter 2024	6

A	TOTAL COMPANY PERFORMANCE

A1	Profitability

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	2Q24	1Q24	2Q23	2024	2023

Net income (loss) attributed to shareholders	$1,042	$866	$1,025	$1,908	$2,431
Core earnings(1)	$1,737	$1,754	$1,637	$3,491	$3,168
Diluted earnings (loss) per common share ($)	$0.52	$0.45	$0.50	$0.97	$1.23
Diluted core earnings per common share (“Core EPS”) ($)(2)	$0.91	$0.94	$0.83	$1.85	$1.63
ROE	9.0%	8.0%	9.3%	8.5%	11.4%
Core return on shareholders’ equity (“Core ROE”)(2)	15.7%	16.7%	15.5%	16.2%	15.2%
Expense efficiency ratio(2)	45.4%	45.1%	45.1%	45.3%	46.1%
General expenses	$1,225	$1,102	$1,022	$2,327	$2,108
Core expenses(1)	$1,713	$1,673	$1,598	$3,386	$3,203

(1)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(2)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Quarterly profitability

Manulife’s net income attributed to shareholders was $1,042 million in the second quarter of 2024 (“2Q24”) compared with $1,025 million in the second quarter of 2023 (“2Q23”). Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,737 million in 2Q24 compared with $1,637 million in 2Q23, and items excluded from core earnings, which amounted to a net charge of $695 million in 2Q24 compared with a net charge of $612 million in 2Q23. The effective tax rate on net income (loss) attributed to shareholders was 19% in 2Q24 compared with 19% in 2Q23.

Net income attributed to shareholders in 2Q24 increased $17 million compared with 2Q23, as the impact of improved market experience and core earnings was largely offset by a net loss of $239 million from the reinsurance transaction with RGA Canada1 (“RGA Reinsurance Transaction”), primarily related to the sale of fair value through other comprehensive income (“FVOCI”) debt instruments (there is an offsetting change in other comprehensive income (“OCI”) attributed to shareholders resulting in a neutral impact to book value), and a charge related to the adoption of Global Minimum Tax Act in 2Q24. Market experience was a net charge of $665 million in 2Q24 primarily reflecting lower-than-expected returns on alternative long duration assets (“ALDA”) largely related to private equity and real estate investments and the net loss from above-noted RGA Reinsurance Transaction, partially offset by a gain from derivatives and hedge accounting ineffectiveness.

Core earnings increased $100 million or 6% on a constant exchange rate basis2 compared with 2Q23. The increase in core earnings compared with 2Q23 was driven by higher core earnings in Global Wealth and Asset Management (“Global WAM”) reflecting an increase in net fee income from higher average assets under management and administration3 (“average AUMA”) and positive net flows3, along with disciplined expense management, growth in our insurance business, the impact of updates to actuarial methods and assumptions in the second half of 2023, and a tax true-up in Global WAM. This was partially offset by a charge of $46 million related to the adoption of the Global Minimum Tax Act, which was enacted in Canada in 2Q24, and higher workforce-related costs. In addition, core earnings reflected improved net insurance experience in Canada and Asia, partially offset by adverse net experience in the U.S. The reinsurance transaction with Global Atlantic (“GA Reinsurance Transaction”) also led to an unfavourable core earnings variance of $25 million, attributable to the

[1]	RGA Life Reinsurance Company of Canada.
[2]

Percentage growth / declines in core earnings, pre-tax core earnings, core expenses, general expenses, contractual service margin (“CSM”) net of non-controlling interests (“NCI”), new business contractual service margin (“new business CSM”), assets under management and administration (“AUMA”), assets under management (“AUM”), core earnings before interest, taxes, depreciation and amortization (“core EBITDA”), and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

[3]	For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – Second Quarter 2024	7

impact on expected earnings on insurance contracts, expected investment earnings and insurance experience. The RGA Reinsurance Transaction led to a favourable core earnings variance of $1 million.

Year-to-date profitability

Net income attributed to shareholders for the six months ended June 30, 2024 was $1,908 million compared with $2,431 million for the six months ended June 30, 2023. Year-to-date core earnings amounted to $3,491 million in 2024 compared with $3,168 million in the same period of 2023, and items excluded from year-to-date core earnings amounted to a net charge of $1,583 million in 2024 compared with a net charge of $737 million in the same period of 2023. The effective tax rate on year-to-date net income (loss) attributed to shareholders was 20% in 2024 compared with 18% for the same period in 2023.

Year-to-date net income attributed to shareholders in 2024 decreased $523 million compared with 2023 as the impact of a net loss of $1,002 million from the GA and RGA Reinsurance Transactions, primarily related to market experience from the sale of FVOCI debt instruments (there is an offsetting change in OCI attributed to shareholders resulting in a neutral impact to book value) and a charge related to the adoption of the Global Minimum Tax Act in 2Q24, was partially offset by improved core earnings and other market experience. Market experience was a net charge of $1,444 million in 2024 primarily reflecting the net loss from above-noted GA and RGA Reinsurance Transactions, lower-than-expected returns on ALDA largely related to real estate and private equity investments, partially offset by higher-than-expected returns on public equities and a gain from derivatives and hedge accounting ineffectiveness.

Year-to-date core earnings in 2024 increased $323 million or 11% compared with the same period of 2023. The increase in core earnings compared with 2023 was driven by higher core earnings in Global WAM reflecting an increase in net fee income from higher average AUMA and positive net flows, along with disciplined expense management, strong growth in our insurance business, the impact of updates to actuarial methods and assumptions in the second half of 2023, and a tax true-up in Global WAM. The provision for expected credit loss (“ECL”) was a modest net release in 2024 compared with a net charge in 2023. This was partially offset by a charge of $46 million related to the adoption of the Global Minimum Tax Act, which was enacted in Canada in 2Q24, and higher workforce-related costs primarily reflecting strong TSR1 performance relative to peers and business performance. In addition, year-to-date core earnings reflected improved net insurance experience in Canada and Asia, partially offset by adverse net experience in the U.S. The GA Reinsurance Transaction also led to an unfavourable year-to-date core earnings variance of $43 million, attributable to the impact on expected earnings on insurance contracts, expected investment earnings, the change in ECL, and insurance experience. The RGA Reinsurance Transaction also led to a favourable year-to-date core earnings variance of $1 million.

Core earnings by segment is presented in the table below.

Core earnings by segment	Quarterly Results			YTD Results

($ millions, unaudited)	2Q24	1Q24	2Q23	2024	2023

Asia	$647	$657	$473	$1,304	$962
Canada	402	364	374	766	727
U.S.	415	452	458	867	843
Global Wealth and Asset Management	399	357	320	756	607
Corporate and Other	(126)	(76)	12	(202)	29

Total core earnings	$1,737	$1,754	$1,637	$3,491	$3,168

[1]	Total Shareholder Return.

Manulife Financial Corporation – Second Quarter 2024	8

The table below presents net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

	Quarterly Results			YTD Results

($ millions, unaudited)	2Q24	1Q24	2Q23	2024	2023

Core earnings	$1,737	$1,754	$1,637	$3,491	$3,168
Items excluded from core earnings:
Market experience gains (losses)(1)	(665)	(779)	(570)	(1,444)	(635)
Realized gains (losses) on debt instruments	(350)	(670)	(24)	(1,020)	(55)
Derivatives and hedge accounting ineffectiveness	143	(42)	(13)	101	80
Actual less expected long-term returns on public equity	11	216	86	227	194
Actual less expected long-term returns on ALDA	(450)	(255)	(478)	(705)	(842)
Other investment results	(19)	(28)	(141)	(47)	(12)
Reinsurance transactions, tax-related items and other(2)	(30)	(109)	(42)	(139)	(102)
Total items excluded from core earnings	(695)	(888)	(612)	(1,583)	(737)
Net income (loss) attributed to shareholders	$1,042	$866	$1,025	$1,908	$2,431
(1)

Market experience was a net charge of $665 million in 2Q24, primarily driven by lower-than-expected returns on ALDA mainly related to private equity and real estate investments, net realized losses from the sale of debt instruments which are classified as FVOCI, of which $273 million was related to the transfer of assets with respect to the RGA Reinsurance Transaction, and losses from unfavourable foreign exchange impacts. These were partially offset by a gain from derivatives and hedge accounting ineffectiveness and a modest gain from higher-than-expected returns on public equity. Market experience was a net charge of $570 million in 2Q23 primarily driven by lower-than-expected returns on ALDA mainly related to real estate and energy investments, changes in foreign currency exchange rates, net realized losses from the sale of debt instruments which are classified as FVOCI and a modest net charge from derivatives and hedge accounting ineffectiveness. These were partially offset by higher-than-expected returns on public equity.

(2)

The 2Q24 net charge of $30 million mainly included a charge of $43 million related to the acquisition of CQS, a charge of $42 million related to Global Minimum Taxes (“GMT”) (an additional $46 million charge was recorded in core earnings), which was enacted in Canada in the second quarter and a charge of $25 million related to a reinsurance recapture in Asia. This was partially offset by a gain of $34 million related to the RGA Reinsurance transaction in Canada and other tax related true-ups of $44 million. The 2Q23 net charge of $42 million mainly included a provision for the cancellation of certain policies in our Vietnam operation of $46 million.

Net income attributed to shareholders by segment is presented in the following table.

Net income (loss) attributed to shareholders by segment ($ millions, unaudited)	Quarterly Results			YTD Results

	2Q24	1Q24	2Q23	2024	2023

Asia	$582	$363	$130	$945	$649
Canada	79	273	227	352	536
U.S.	135	(108)	183	27	369
Global Wealth and Asset Management	350	365	317	715	614
Corporate and Other	(104)	(27)	168	(131)	263
Total net income attributed to shareholders	$1,042	$866	$1,025	$1,908	$2,431

Expense efficiency ratio

The expense efficiency ratio is a financial measure which we use to measure progress on our strategic priority of expense efficiency and reflects expenses that flow directly through core earnings (“core expenses”). Core expenses include core general expenses, directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach (“PAA”). Core expenses exclude certain expenses directly attributable to acquiring new business that are capitalized into the CSM instead of flowing directly through core earnings.

Our focus on expense efficiency has enabled us to drive the benefits of scale across our businesses. We believe there are further opportunities to leverage our global scale and operating environment, streamline processes and further digitize our business. As a result, we recently updated our medium-term target for the expense efficiency ratio from less than 50% to less than 45%.

Manulife Financial Corporation – Second Quarter 2024	9

Quarterly expense efficiency ratio

The expense efficiency ratio was 45.4% in 2Q24, compared with 45.1% in 2Q23. The 0.3 percentage point increase in the ratio compared with 2Q23 reflects a 6% increase in pre-tax core earnings1, and a 7% increase in core expenses. The increase in core expenses was driven by higher workforce-related costs, including long-term incentive compensation and higher performance-related costs from strong business performance and the inclusion of ongoing operating expenses related to our acquisition of the CQS business.

Total 2Q24 general expenses increased 20% on an actual exchange rate basis and 19% on a constant exchange rate basis compared with 2Q23, driven by the items noted above related to the increase in core expenses and items outside of core earnings. General expenses excluded from core earnings in 2Q24 were mainly related to the acquisition of CQS, and in 2Q23, consisted primarily of a true-up of an existing legal provision in 2Q23.

Year-to-date expense efficiency ratio

The year-to-date expense efficiency ratio was 45.3% in 2024, compared with 46.1% in the same period of 2023. The 0.8 percentage point improvement in the year-to-date ratio compared with the same period of 2023 reflects a 10% increase in year-to-date pre-tax core earnings, and a 6% increase in year-to-date core expenses. The increase in year-to-date core expenses was driven by higher workforce-related costs, including long-term incentive compensation, reflecting strong TSR performance relative to peers, and performance-related costs reflecting strong business performance and the inclusion of ongoing operating expenses related to our acquisition of the CQS business.

Total year-to-date general expenses in 2024 increased 10% on an actual and constant exchange rate basis compared with the same period of 2023 driven by the items noted above related to the increase in year-to-date core expenses and items outside of year-to-date core earnings. Year-to-date general expenses excluded from core earnings were mainly related to the acquisition of CQS in 2024, and in 2023, consisted primarily of a true-up of an existing legal provision.

[1]	This is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Manulife Financial Corporation – Second Quarter 2024	10

A2	Business performance

	Quarterly Results			YTD Results

($ millions, unless otherwise stated) (unaudited)	2Q24	1Q24	2Q23	2024	2023

Asia APE sales	$1,259	$1,281	$1,181	$2,540	$2,354
Canada APE sales	520	450	322	970	615
U.S. APE sales	128	152	130	280	264
Total APE sales(1)	1,907	1,883	1,633	3,790	3,233
Asia new business value	506	463	424	969	796
Canada new business value	159	157	106	316	198
U.S. new business value	58	49	55	107	100
Total new business value(1)	723	669	585	1,392	1,094
Asia new business CSM(2)	478	491	432	969	733
Canada new business CSM	76	70	57	146	103
U.S. new business CSM	74	97	103	171	198
Total new business CSM(2)	628	658	592	1,286	1,034
Asia CSM net of NCI	13,456	13,208	9,630	13,456	9,630
Canada CSM	3,769	4,205	3,656	3,769	3,656
U.S. CSM	3,522	3,649	4,106	3,522	4,106
Corporate and Other CSM	11	27	31	11	31
Total CSM net of NCI	20,758	21,089	17,423	20,758	17,423
Post-tax CSM net of NCI(3)	18,290	18,547	14,877	18,290	14,877
Global WAM gross flows ($ billions)(1)	41.4	45.4	35.2	86.9	74.0
Global WAM net flows ($ billions)(1)	0.1	6.7	2.2	6.8	6.6
Global WAM assets under management and administration ($ billions)(3)	943.9	911.4	819.6	943.9	819.6
Global WAM total invested assets ($ billions)	9.0	8.1	5.5	9.0	5.5
Global WAM segregated funds net assets ($ billions)	270.1	266.2	238.7	270.1	238.7
Total assets under management and administration ($ billions)(3),(4)	1,481.5	1,450.0	1,344.8	1,481.5	1,344.8
Total invested assets ($ billions)(4)	410.6	410.7	403.4	410.6	403.4
Segregated funds net assets ($ billions)(4)	406.1	402.1	366.0	406.1	366.0

(1)	For more information on this metric, see “Non-GAAP and other financial measures” below.
(2)	New business CSM is net of NCI.
(3)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(4)	See section A4 below for more information.

Annualized premium equivalent (“APE”) sales were $1,907 billion in 2Q24, an increase of 17%1 compared with 2Q23, new business value (“NBV”) was $723 million in 2Q24, an increase of 23%1 compared with 2Q23 and new business CSM was $628 million, an increase of 6% compared with 2Q23. Our APE sales and NBV hit record levels in 2Q24, demonstrating the strength and benefits of our diversified portfolio. New business results by segment were as follows:

•

Asia continued to generate positive momentum and grew APE sales, new business CSM and NBV by 7%, 10% and 19%, respectively, reflecting higher sales volumes in Japan and Hong Kong in 2Q24. The year-over-year improvement of 3.4 percentage points in new business value margin[2] (“NBV margin”) reflected our pricing discipline and changes in business mix.

•

Canada delivered excellent growth and record level NBV this quarter. Compared with 2Q23, APE sales and NBV increased 61% and 50%, respectively, driven by higher sales volumes in all business units, led by a large-case Group Insurance sale. New business CSM was up 33% driven by margin expansion in Individual Insurance and higher sales volumes in segregated fund products.

•

In the U.S., APE sales decreased 4% year-over-year with a shift in product mix, while NBV was up 3%. New business CSM decreased 30% due to change in product mix and the impact of higher interest rates.

[1]	Percentage growth / declines in APE sales and NBV are stated on a constant exchange rate basis.
[2]	For more information on this metric, see “Non-GAAP and other financial measures” below.

Manulife Financial Corporation – Second Quarter 2024	11

Year-to-date APE sales were $3,790 billion in 2024, an increase of 19% compared with the same period of 2023, year-to-date NBV was $1,392 million in 2024, an increase of 28% compared with the same period of 2023 and year-to-date new business CSM was $1,286 million, an increase of 25% compared with the same period of 2023. New business results by segment were as follows:

•

Asia year-to-date APE sales increased 10% compared with 2023, driven by growth in Asia Other[1], Japan and Hong Kong. Business mix and the impact of updates to actuarial methods and assumptions in the second half of 2023 further contributed to a 34% increase in year-to-date new business CSM compared with 2023. Year-to-date NBV also increased 23% compared with 2023 due to higher sales volumes and business mix.

•

Canada generated 58% growth in year-to-date APE sales compared with 2023, driven by higher sales volumes in all business units, primarily due to higher Group Insurance sales, led by large-case sales, and higher segregated fund sales. Combined with margin expansion in our Individual Insurance business, year-to-date NBV increased 60% compared with 2023. New business CSM increased 42% compared with 2023 driven by margin expansion in Individual Insurance and higher sales volumes in segregated fund and Individual Insurance products.

•

In the U.S., year-to-date APE sales increased 5% compared with 2023, reflecting an increase in demand from affluent customers for accumulation insurance products. Combined with product mix, this led to a 5% increase in year-to-date NBV, compared with 2023. Year-to-date new business CSM decreased 14% compared with 2023, primarily driven by product mix and the impact of higher interest rates.

CSM net of NCI was $20,758 million as at June 30, 2024, an increase of $318 million compared with December 31, 2023. Organic CSM movement was $453 million in the first half of 2024, primarily driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and adverse insurance experience. Inorganic CSM movement was $(135) million in the first half of 2024, primarily driven by the impact of reinsurance transactions, partially offset by favourable impacts of changes in foreign currency exchange rates and equity market performance.

Global WAM net inflows were $0.1 billion in 2Q24 compared with net inflows of $2.2 billion in 2Q23. By business line, the results were:

•

Retirement net outflows were $1.3 billion in 2Q24 compared with net inflows of $0.7 billion in 2Q23, as higher member contributions were more than offset by higher member withdrawals and a large-case retirement plan redemption in the U.S.

•

Retail net outflows of $0.1 billion in 2Q24 were in line with net outflows of $0.1 billion in 2Q23, as increased demand for investment products amid an equity market recovery and improved investor sentiment, was offset by higher redemptions.

•

Institutional Asset Management net inflows were $1.4 billion in 2Q24 compared with net inflows of $1.6 billion in 2Q23, as net inflows from CQS were more than offset by higher redemptions in fixed income mandates and lower sales in alternative mandates.

Year-to-date net inflows were $6.8 billion in 2024, compared with $6.6 billion in the same period of 2023. The increase was primarily due to higher retail net inflows from increased demand for investment products. Retirement net inflows were in line with the prior year as growth in plan sales and member contributions offset higher member withdrawals. Institutional net inflows decreased despite net inflows from CQS due to higher fixed income redemptions.

[1]	Asia Other excludes Hong Kong and Japan.

Manulife Financial Corporation – Second Quarter 2024	12

A3	Financial strength

	Quarterly Results			YTD Results

(unaudited)	2Q24	1Q24	2Q23	2024	2023

MLI’s LICAT ratio(1)	139%	138%	136%	139%	136%
Financial leverage ratio(2)	24.6%	24.3%	25.8%	24.6%	25.8%
Consolidated capital ($ billions)(3)	$77.6	$76.4	$69.3	$77.6	$69.3
Book value per common share ($)	$23.71	$23.09	$21.30	$23.71	$21.30
Adjusted book value per common share ($)(2)	$33.96	$33.39	$29.42	$33.96	$29.42

(1)  This item is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.

(2)  This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

(3)  This item is a capital management measure. For more information on this metric, see “Non-GAAP and other financial measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at June 30, 2024 was 139% compared with 138% as at March 31, 2024. The one percentage point increase is mainly driven by a release of capital from the two recent large reinsurance transactions, partially offset by common share buybacks.

MFC’s LICAT ratio was 127% as at June 30, 2024 compared with 126% as at March 31, 2024 with the increase driven by similar factors that impacted the movement in MLI’s LICAT ratio. The difference between the MLI and MFC ratios as at June 30, 2024 was largely due to the $6.3 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level but, based on the form it was down-streamed, qualifies as regulatory capital for MLI.

MFC’s financial leverage ratio as at June 30, 2024 was 24.6%, an increase of 0.3 percentage points from 24.3% as at March 31, 2024. The increase in the ratio was driven by the issuance of capital instruments1 in 2Q24 partially offset by an increase in total equity. The increase in total equity was mainly from 2Q24 total comprehensive income, partially offset by dividends and common share buybacks.

MFC’s consolidated capital was $77.6 billion as at June 30, 2024, an increase of $3.7 billion compared with $73.9 billion as at December 31, 2023. The increase was primarily driven by an increase in total equity, a net issuance of capital instruments1, and higher post-tax CSM2. The increase in total equity was from year-to-date total comprehensive income, partially offset by dividends and common share buybacks.

Cash and cash equivalents and marketable securities3 was $240.2 billion as at June 30, 2024 compared with $250.7 billion as at December 31, 2023. The decrease was primarily driven by the impact of reinsurance transactions with GA and RGA, and lower market value of debt instruments due to higher interest rates, partially offset by favourable changes in foreign exchange rates and equity markets.

Book value per common share as at June 30, 2024 was $23.71, a 6% increase compared with $22.36 as at December 31, 2023. The number of common shares outstanding was 1,785 million as at June 30, 2024, a net decrease of 21 million common shares from 1,806 million as at December 31, 2023, primarily driven by common share buybacks. We’ve purchased for cancellation 25 million common shares as of June 30, 2024, and plan to purchase the maximum 90 million common shares approved for purchase under our current amended normal course issuer bid.

[1]  The net issuance of capital instruments consists of the issuance of subordinated debt of $1.1 billion in the first quarter of 2024 (“1Q24”) and $0.5 billion in 2Q24 and the redemption of $0.6 billion of JHUSA Surplus Notes in the 1Q24.

[2]  This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

[3]  Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.

Manulife Financial Corporation – Second Quarter 2024	13

Adjusted book value per common share as at June 30, 2024 was $33.96, a 5% increase compared with $32.19 as at December 31, 2023 driven by an increase in adjusted book value1 and a lower number of common shares outstanding. Adjusted book value increased $2.5 billion due to growth in total common shareholders’ equity and an increase in post-tax CSM, net of NCI. The increase in common shareholders’ equity reflects the impact of growth in total comprehensive income, partially offset by dividends and common share buybacks.

A4	Assets under management and administration (“AUMA”)

AUMA as at June 30, 2024 was $1.5 trillion, an increase of 4% compared with December 31, 2023, primarily due to the favourable impact of equity markets and net inflows. Total invested assets decreased 2% on an actual exchange rate basis, primarily due to the transfer of invested assets related to the GA and RGA Reinsurance Transactions. Segregated funds net assets increased 8% on an actual exchange rate basis, primarily due to the impact of equity markets.

A5	Impact of foreign currency exchange rates

Changes in foreign currency exchange rates from 2Q23 to 2Q24 increased core earnings by $2 million in 2Q24, primarily due to a weaker Canadian dollar compared with the U.S. dollar. Changes in foreign currency exchange rates decreased year-to-date core earnings by $24 million in 2024 compared with the same period of 2023 primarily due to a stronger Canadian dollar compared with the Japanese yen. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of those items.

A6	Business highlights

Strategic Highlights

We are expanding our customer reach through strategic partnerships and new product offerings

In Global WAM, we completed the acquisition of CQS, the U.K.-based multi-sector alternative credit manager, which we have co-branded as Manulife | CQS Investment Management and have leveraged these expanded capabilities to launch the John Hancock Multi Asset Credit Fund in U.S. Retail. This fund is a strong addition to our growing lineup of liquid and semi-liquid alternative offerings and our larger credit franchise.

In the U.S., we announced a strategic partnership with Annexus – one of the nation’s leading independent product design and distribution companies – to expand our portfolio of indexed account offerings and reach a wider market with our Protection Indexed Universal Life solution.

We are deploying Generative AI and delivering on our Digital, Customer Leader strategic priority

In Asia, we enhanced agent-customer interactions through the launch of an innovative Generative AI agent sales tool in Singapore that enables our agents to automatically create personalized engagement strategies to offer customers the right solutions at the right time based on their needs, preferences, demographic data, and transaction histories.

In Global WAM, we piloted our Manulife Mandatory Provident Fund (“MPF”) Robo-Advisor in Hong Kong Retirement, a new portal that aims to provide automated portfolio insights and personalized investment tips to our MPF members. This initiative is part of our ongoing commitment to enhancing customer experiences in MPF investment management through digital innovation and strengthening member education.

In Canada, we enhanced our Manulife mobile app for group benefits members by adding mental health features and live support. These services were added in alliance with TELUS Health2 and provide eligible members and their families immediate, personal assistance in navigating the healthcare system to help them understand the types of support available.

[1]	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
[2]	Telus Health (Canada) Ltd.

Manulife Financial Corporation – Second Quarter 2024	14

In the U.S., we deployed a Generative AI knowledge management chatbot and automated call summarization for our customer service representatives within our Annuities contact center, contributing to an immediate improvement to average handle time. This initiative is part of our continuing efforts to enhance customer experience and streamline processes.

We are helping our customers live longer, healthier, and better lives

In the U.S., we advanced our commitment to provide preventative health screenings to customers and further differentiated our solutions by becoming the first U.S. life insurer to offer discounted and prioritized access to Prenuvo – a whole body MRI scan for the early detection of cancer and other diseases – to eligible John Hancock Vitality members.

In Canada, we released our 2023 Wellness Report which highlighted health trends and challenges that affected Canadian employees of our group benefits plan sponsors. This report supports our plan sponsors with valuable, data-driven insights so they can ensure their plan designs are targeting areas of highest concern to help drive better health outcomes for plan members.

A7	Strategic priorities[1]

During Manulife’s Investor Day in June 2024, senior management showcased our record of successful execution against our strategy, highlighted our transformation into a lower risk and higher return company, and demonstrated how we are uniquely positioned to continue delivering growth and superior value to shareholders. Presentations and discussions provided insight into our path to delivering against our new and existing financial targets, and reinforced the attractive opportunities and strong momentum across Manulife’s global businesses.

We announced that we are raising the bar on our financial targets, including:

•	core ROE of 18%+ by 2027;

•	a new target on cumulative remittances[2] of $22 billion+ between 2024 and 2027; and

•	expense efficiency ratio of <45% in the medium-term.

In addition, we reconfirmed our other medium-term financial targets, including: core EPS growth of 10% to 12%, new business CSM growth of 15%, CSM balance growth of 8% to 10%, a financial leverage ratio of 25%, and a core common share dividend payout ratio3 of 35% to 45% of core earnings.

We also announced that we remain committed to our five strategic priorities and the respective targets, including: 75% of core earnings from highest potential businesses4 by 2025, 50% of core earnings from Asia region5 by 2027, a Net Promoter Score of 37 by 2027, 88% of straight-through-processing6 by 2025, and a top quartile employee engagement score7.

[1]	See “Caution regarding forward-looking statements” below.
[2]	For more information on this metric, see “Non-GAAP and other Financial Measures” below.
[3]	This item is a non-GAAP ratio. See “Non-GAAP and Other Financial Measures” below for more information.
[4]	Highest potential businesses include Asia segment and Global WAM segment as well as Canada group benefits and North American behavioural insurance products.
[5]	Asia region includes Asia segment and Global WAM’s business in Asia.
[6]	Straight-through processing represents customer interactions that are completely digital, and include money movement.
[7]	Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup’s Finance and Insurance Company level database.

Manulife Financial Corporation – Second Quarter 2024	15

B	PERFORMANCE BY SEGMENT

B1	Asia

($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		2Q24		1Q24		2Q23		2024		2023
Profitability:
Net income attributed to shareholders		$582	$	363	$	130		$945		$649
Core earnings(1)		647		657		473		1,304		962
Business performance:
Annualized premium equivalent sales		1,259		1,281		1,181		2,540		2,354
New business value		506		463		424		969		796
New business contractual service margin		478		491		432		969		733
Contractual service margin net of NCI		13,456		13,208		9,630		13,456		9,630
Assets under management ($ billions)(2)		174.6		170.9		159.3		174.6		159.3
Total invested assets ($ billions)		148.2		144.7		135.2		148.2		135.2
Segregated funds net assets ($ billions)		26.4		26.2		24.1		26.5		24.1
U.S. dollars
Profitability:
Net income attributed to shareholders	US$	424	US$	270	US$	96	US$	694	US$	480
Core earnings(1)		472		488		353		960		714
Business performance:
Annualized premium equivalent sales		920		950		879		1,870		1,747
New business value		370		343		315		713		590
New business contractual service margin		349		364		323		713		545
Contractual service margin net of NCI		9,825		9,748		7,273		9,825		7,273
Assets under management ($ billions)(2)		127.5		126.2		120.3		127.5		120.3
Total invested assets ($ billions)		108.2		106.9		102.2		108.2		102.2
Segregated funds net assets ($ billions)		19.3		19.4		18.2		19.3		18.2
(1)	See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Asia’s net income attributed to shareholders was $582 million in 2Q24 compared with $130 million in 2Q23. Net income attributed to shareholders is comprised of core earnings, which were $647 million in 2Q24 compared with $473 million in 2Q23, and items excluded from core earnings, which amounted to a net charge of $65 million in 2Q24 compared with a net charge of $343 million in 2Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below and, additionally, reflected a net $11 million unfavourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$424 million in 2Q24 compared with US$96 million in 2Q23. Core earnings were US$472 million in 2Q24 compared with US$353 million in 2Q23, and items excluded from core earnings were a net charge of US$48 million in 2Q24 compared with a net charge of US$257 million in 2Q23.

Core earnings in 2Q24 increased 40% compared with 2Q23, driven by an increase in expected earnings on insurance contracts, favourable claims experience, and higher expected investment income. The increase in expected earnings on insurance contracts was driven primarily by the net impact of updates to actuarial methods and assumptions on our CSM and risk adjustment in the second half of 2023, and business growth. Investment income on allocated capital also increased core earnings by US$19 million in 2Q24 compared with 2Q23 (see Corporate and Other segment). In addition, the GA Reinsurance Transaction also led to a favourable core earnings variance of $1 million, attributable to the impact on expected investment earnings and expected earnings on insurance contracts.

Manulife Financial Corporation – Second Quarter 2024	16

Year-to-date net income attributed to shareholders was US$694 million in 2024 compared with US$480 million in the same period of 2023. Year-to-date core earnings were US$960 million in 2024, an increase of 40% compared with US$714 million in 2023, driven by similar factors as noted above. Year-to-date investment income on allocated capital also increased core earnings by US$38 million in 2024 compared with 2023 (see Corporate and Other segment). In addition, the GA Reinsurance Transaction also led to a favourable year-to-date core earnings variance of $7 million, attributable to the impact on expected investment earnings, expected earnings on insurance contracts and the change in ECL. Items excluded from year-to-date core earnings were a net charge of US$266 million in 2024 compared with a net charge of US$234 million for the same period of 2023. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders. Expressed in Canadian dollars, year-to-date core earnings reflected a net $35 million unfavourable impact of changes in various foreign currency exchange rates versus the Canadian dollar.

APE sales were US$920 million in 2Q24, an increase of 7% compared with 2Q23, driven by growth in Japan and Hong Kong, partially offset by lower sales in Asia Other. NBV was US$370 million in 2Q24, an increase of 19% compared with 2Q23, driven by higher sales volumes and business mix. NBV margin was 43.7% in 2Q24 compared with 40.3% in 2Q23. New business CSM was US$349 million in 2Q24, an increase of 10% compared with 2Q23, due to higher sales volumes, business mix and the impact of updates to actuarial methods and assumptions in the second half of 2023, partially offset by the model refinements in 2Q23. Year-to-date APE sales were US$1,870 million in 2024, an increase of 10% compared with the same period of 2023, driven by higher bancassurance sales in Asia Other, higher sales in the agency channel of Japan and Hong Kong, partially offset by lower sales in the broker channel of Hong Kong. Year-to-date NBV was US$713 million in 2024, an increase of 23% compared with 2023, driven by higher sales volumes and business mix. Year-to-date new business CSM was US$713 million in 2024, an increase of 34% compared with 2023, due to higher sales volumes, business mix and the impact of updates to actuarial methods and assumptions in the second half of 2023.

•

Hong Kong APE sales were US$308 million in 2Q24, an increase of 15% compared with 2Q23 reflecting higher sales in the agency and bancassurance channels, partially offset by lower sales in the broker channel. Lower sales in the broker channel reflected fierce competition for mainland Chinese visitor customers and a surge in sales in 2Q23, following the reopening of the border between Hong Kong and mainland China. Hong Kong NBV was US$172 million in 2Q24, an increase of 23% compared with 2Q23 due to higher sales volumes and a modelling update to reflect the adoption of the Risk-based Capital regime, partially offset by product mix. Hong Kong NBV margin was 55.9% in 2Q24, an increase of 3.6 percentage points compared with 2Q23. Hong Kong new business CSM was US$146 million in 2Q24, an increase of 3%, compared with 2Q23 due to higher sales volumes and the impact of updates to actuarial methods and assumptions in the second half of 2023, partially offset by product mix and model refinements in 2Q23.

•

Japan APE sales were US$101 million in 2Q24, an increase of 93% compared with 2Q23, due to higher sales in other wealth products due to strong market performance, reflecting sales to customers with maturing products. Japan NBV was US$63 million in 2Q24, an increase of 176% compared with 2Q23 due to higher sales volumes and product mix. Japan NBV margin was 62.0% in 2Q24, an increase of 18.7 percentage points compared with 2Q23. Japan new business CSM was US$66 million in 2Q24, an increase of 421% compared with 2Q23, due to higher sales volumes, product mix and the impact of updates to actuarial methods and assumptions in the second half of 2023.

•

Asia Other APE sales were US$511 million in 2Q24, a decrease of 5% compared with 2Q23 driven by lower sales in mainland China, partially offset by higher sales in the International High Net Worth business. Asia Other NBV was US$135 million in 2Q24, a decrease of 8% compared with 2Q23, due to lower sales volumes and product mix. Asia Other NBV margin was 30.9% in 2Q24, a decrease of 1.9 percentage points compared with 2Q23. Asia Other new business CSM was US$137 million in 2Q24, a decrease of 15% compared with 2Q23, driven by lower sales volumes, product mix and the model refinements in 2Q23, partially offset by the impact of updates to actuarial methods and assumptions in the second half of 2023.

Manulife Financial Corporation – Second Quarter 2024	17

CSM net of NCI was US$9,825 million as at June 30, 2024, an increase of US$255 million compared with December 31, 2023. Organic CSM movement was US$284 million in the first half of 2024, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and a net reduction from insurance experience. The inorganic CSM movement was US$(29) million in the first half of 2024, largely driven by the strengthening of the U.S. dollar against Asian currencies, partially offset by the impact of year-to-date equity market performance on certain participating contracts and the impact of the GA Reinsurance Transaction.

Assets under management were US$127.5 billion as at June 30, 2024, an increase of 2% compared with December 31, 2023, driven by the impact of positive equity market performance on invested assets and segregated funds net assets, partially offset by the transfer of invested assets related to the GA Reinsurance Transaction.

Business highlights – In 2Q24, we:

•

enhanced agent-customer interactions through the launch of an innovative Generative AI agent sales tool in Singapore that enables our agents to automatically create personalized engagement strategies to offer customers the right solutions at the right time based on their needs, preferences, demographic data and transaction histories; and

•

continued to expand our presence in Macau with the signing of a new long-term lease, doubling our client-servicing capacity in the city. The newly leased space will serve as a central hub to grow our agency force, and enable us to better address the growing insurance needs of both Macau residents and mainland Chinese visitors in a key city in the Greater Bay Area.

Manulife Financial Corporation – Second Quarter 2024	18

B2	Canada

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q24	1Q24	2Q23		2024	2023
Profitability:
Net income attributed to shareholders	$79	$273	$227	$	352	$536
Core earnings(1)	402	364	374		766	727
Business performance:
Annualized premium equivalent sales	520	450	322		970	615
Contractual service margin	3,769	4,205	3,656		3,769	3,656
Manulife Bank average net lending assets ($ billions)(2)	25.7	25.4	24.9		25.7	24.9
Assets under management ($ billions)	140.1	146.7	144.0		140.1	144.0
Total invested assets ($ billions)	103.5	109.5	108.0		103.5	108.0
Segregated funds net assets ($ billions)	36.6	37.2	36.0		36.6	36.0
(1)	See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.

Canada’s net income attributed to shareholders was $79 million in 2Q24 compared with $227 million in 2Q23. Net income attributed to shareholders is comprised of core earnings, which were $402 million in 2Q24 compared with $374 million in 2Q23, and items excluded from core earnings, which amounted to a net charge of $323 million in 2Q24 compared with a net charge of $147 million in 2Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.

Core earnings in 2Q24 increased $28 million or 7% compared with 2Q23, reflecting business growth in Group Insurance and affinity markets and favourable retail claims experience in Individual Insurance, partially offset by lower investment spreads. In addition, the RGA Reinsurance Transaction led to a favourable core earnings variance of $1 million, attributable to the impact from the change in ECL, expected earnings on insurance contracts, insurance experience, and expected investment earnings.

Year-to-date net income attributed to shareholders was $352 million in 2024 compared with $536 million in the same period of 2023. Year-to-date core earnings were $766 million in 2024 compared with $727 million in the same period of 2023. The increase in year-to-date core earnings of $39 million or 5% reflected business growth in Group Insurance and affinity markets, improved claims experience in Individual Insurance, favourable claims experience in Group Insurance and a release in the provision for ECL in 2024 compared with an increase in 2023, partially offset by lower investment spreads. In addition, the RGA Reinsurance Transaction also led to a favourable core earnings variance of $1 million for the reasons noted above. Items excluded from year-to-date core earnings were a net charge of $414 million in 2024 compared with a net charge of $191 million for the same period of 2023. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.

APE sales of $520 million in 2Q24 increased by $198 million or 61% compared with 2Q23.

•	Individual Insurance APE sales of $109 million in 2Q24 increased $3 million or 3% compared with 2Q23.

•	Group Insurance APE sales of $352 million in 2Q24 increased $179 million or 103% compared with 2Q23, driven by higher sales across all markets, led by a large-case sale.

•	Annuities APE sales of $59 million in 2Q24 increased $16 million or 37% compared with 2Q23, due to higher segregated fund and fixed annuity sales.

Year-to-date APE sales were $970 million in 2024, $355 million or 58% higher than in the same period of 2023, primarily due to higher Group Insurance sales, led by large-case sales, and higher segregated fund sales.

CSM was $3,769 million as at June 30, 2024, representing a decrease of $291 million compared with December 31, 2023. Organic CSM movement was $35 million in the first half of 2024, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings. Inorganic CSM movement was $(326) million in 2024, primarily related to the impact of the RGA Reinsurance Transaction and the unfavourable year-to-date impacts of interest rates on participating and variable annuity contracts, partially offset by favourable equity market experience on certain variable annuity contracts.

Manulife Financial Corporation – Second Quarter 2024	19

Manulife Bank average net lending assets for the quarter were $25.7 billion as at June 30, 2024, up $0.5 billion or 2% compared with December 31, 2023, driven by improved retention and business growth.

Assets under management were $140.1 billion as at June 30, 2024, a decrease of $7.5 billion or 5% compared with December 31, 2023, primarily due to the transfer of invested assets related to the RGA Reinsurance Transaction, partially offset by the net impact from interest rate and equity markets.

Business highlights – In 2Q24, we:

•

enhanced our Manulife mobile app for group benefits members by adding mental health features and live support. These services were added in alliance with TELUS Health[1] and provide eligible members and their families immediate, personal assistance with navigating the healthcare system to help them understand the types of support available; and

•

released our 2023 Wellness Report which highlighted health trends and challenges that affected Canadian employees of our group benefits plan sponsors. This report supports our plan sponsors with valuable, data-driven insights so they can ensure their plan designs are targeting areas of highest concern to help drive better health outcomes for plan members.

B3	U.S.

($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		2Q24		1Q24		2Q23		2024		2023
Profitability:
Net income (loss) attributed to shareholders		$135		$(108)		$183		$27		$369
Core earnings(1)		415		452		458		867		843
Business performance:
Annualized premium equivalent sales		128		152		130		280		264
Contractual service margin		3,522		3,649		4,106		3,522		4,106
Assets under management ($ billions)		203.4		202.4		199.4		203.4		199.4
Total invested assets ($ billions)		130.4		129.9		132.1		130.4		132.1
Segregated funds invested net assets ($ billions)		73.0		72.5		67.3		73.0		67.3
U.S. dollars
Profitability:
Net income (loss) attributed to shareholders	US$	98	US$	(80)	US$	136	US$	18	US$	274
Core earnings(1)		303		335		341		638		626
Business performance:
Annualized premium equivalent sales		93		113		97		206		196
Contractual service margin		2,572		2,691		3,104		2,572		3,104
Assets under management ($ billions)		148.6		149.6		150.7		148.6		150.7
Total invested assets ($ billions)		95.3		96.0		99.8		95.3		99.8
Segregated funds invested net assets ($ billions)		53.3		53.6		50.9		53.3		50.9
(1)	See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.

U.S. net income attributed to shareholders was $135 million in 2Q24 compared with $183 million in 2Q23. Net income (loss) attributed to shareholders is comprised of core earnings, which were $415 million in 2Q24 compared with $458 million in 2Q23, and items excluded from core earnings, which amounted to a net charge of $280 million in 2Q24 compared with a net charge of $275 million in 2Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings. The changes in core earnings expressed in Canadian dollars were due to the factors described below, and in addition, the change in core earnings reflected an $8 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.

[1]	Telus Health (Canada) Ltd.

Manulife Financial Corporation – Second Quarter 2024	20

Expressed in U.S. dollars, the functional currency of the segment, the net income attributed to shareholders was US$98 million in 2Q24 compared with US$136 million in 2Q23. Core earnings were US$303 million in 2Q24 compared with US$341 million in 2Q23 and items excluded from core earnings were a net charge of US$205 million in 2Q24 and 2Q23.

Core earnings in 2Q24 decreased US$38 million or 11% compared with 2Q23 reflecting more unfavourable net insurance experience. Net insurance experience primarily reflected unfavourable claims in long-term care and unfavourable claims and lapse experience in life. Investment income on allocated capital also increased core earnings by US$6 million in 2Q24 compared with 2Q23 (see Corporate and Other segment). In addition, the GA Reinsurance Transaction also led to an unfavourable core earnings variance of US$19 million, attributable to the impact on expected earnings on insurance contracts, expected investment earnings and insurance experience.

Year-to-date net income attributed to shareholders was US$18 million in 2024 compared with US$274 million in the same period of 2023. Year-to-date core earnings were US$638 million in 2024 compared with US$626 million in the same period of 2023. Year-to-date core earnings increased US$12 million mainly due to a lower charge in the ECL provision in 2024 partially offset by more unfavourable net insurance experience, primarily due to unfavourable claims experience in long-term care and lapse experience in life. Investment income on allocated capital also increased year-to-date core earnings by US$11 million in 2024 compared with 2023 (see Corporate and Other segment). In addition, the GA Reinsurance Transaction also led to an unfavourable year-to-date core earnings variance of $38 million, attributable to the impact on expected earnings on insurance contracts, expected investment earnings, the change in ECL, and insurance experience. Items excluded from year-to-date core earnings were a net charge of US$620 million in 2024 compared with a net charge of US$352 million for the same period of 2023. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders. Expressed in Canadian dollars, year-to-date core earnings reflected a $6 million favourable impact of strengthening of the U.S. dollar compared with the Canadian dollar.

APE sales of US$93 million in 2Q24 decreased 4% compared with 2Q23 primarily due to lower sales in protection insurance products, partially offset by continued demand from affluent customers for accumulation insurance products. Year-to-date APE sales in 2024 of US$206 million increased 5% compared with the same period of 2023 reflecting higher demand for accumulation insurance products. APE sales of products with the John Hancock Vitality PLUS feature represented 81% of overall U.S. sales in both 2Q24 and year-to-date 2024, compared with 75% and 74% of overall U.S. sales in 2Q23 and year-to-date 2023, respectively.

CSM was US$2,572 million as at June 30, 2024, representing a decrease of US$256 million compared with December 31, 2023. Organic CSM movement was US$35 million in the first half of 2024, driven by the impact of new business and interest accretion, partially offset by amortization recognized in core earnings and net unfavourable insurance experience. The net unfavourable insurance experience was mainly due to life insurance lapse and claims experience, partially offset by long-term care and annuities claims experience. Inorganic CSM movement was US$(291) million in the first half of 2024, mainly due to the impact of the GA Reinsurance Transaction in 1Q24 as well as a new in-force reinsurance transaction covering certain life mortality in 2Q24, partially offset by favourable year-to-date market impacts from equity market experience and higher interest rates primarily on variable annuity contracts.

Assets under management were US$148.6 billion as at June 30, 2024, a decrease of US$5 billion or 3% compared with December 31, 2023. The decrease in total invested assets was primarily due to the transfer of invested assets related to the GA Reinsurance Transaction, partially offset by the net impact from interest rate and equity markets. The increase in the segregated funds net assets was primarily due to the net impact from interest rate and equity markets.

Business highlights – In 2Q24, we:

•

announced a strategic partnership with Annexus – one of the nation’s leading independent product design and distribution companies – to expand our portfolio of indexed account offerings and reach a wider market with our Protection Indexed Universal Life solution;

Manulife Financial Corporation – Second Quarter 2024	21

•

advanced our commitment to provide preventative health screenings to customers and further differentiated our solutions by becoming the first U.S. life insurer to offer discounted and prioritized access to Prenuvo – a whole body MRI scan for the early detection of cancer and other diseases – to eligible John Hancock Vitality members;

•

deployed a Generative AI knowledge management chatbot and automated call summarization for our customer service representatives within our Annuities contact center, contributing to an immediate improvement in average handle time. This initiative is part of our continuing efforts to enhance customer experience and streamline processes; and

•

built upon our commitment to help customers live longer, healthier, better lives by entering into a five-year, multimillion-dollar research collaboration with Massachusetts Institute of Technology (MIT) AgeLab to shape the future of longevity innovation and drive actionable insights for the business community, policymakers, as well as individuals and their families.

B4	Global Wealth and Asset Management

	Quarterly Results			YTD Results

($ millions, unless otherwise stated)	2Q24	1Q24	2Q23	2024	2023
Profitability:
Net income attributed to shareholders	$350	$365	$317	$715	$614
Core earnings(1)	399	357	320	756	607
Core EBITDA(2)	513	477	424	990	817
Core EBITDA margin (%)(3)	26.3%	25.5%	24.6%	25.9%	23.5%
Business performance:
Sales
Wealth and asset management gross flows	41,442	45,444	35,152	86,886	73,967
Wealth and asset management net flows	82	6,723	2,187	6,805	6,627
Assets under management and administration ($ billions)	943.9	911.4	819.6	943.9	819.6
Total invested assets ($ billions)	9.0	8.1	5.5	9.0	5.5
Segregated funds net assets ($ billions)	270.1	266.2	238.7	270.1	238.7
Global WAM managed AUMA ($ billions)(2)	1,155.7	1,123.0	1,023.4	1,155.7	1,023.4
Average assets under management and administration ($ billions)	933.1	879.8	814.9	916.7	809.5
(1)	See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.
(2)	This item is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below for more information.
(3)	This item is a non-GAAP ratio. See “Non-GAAP and other financial measures” below for more information.

Global WAM’s net income attributed to shareholders was $350 million in 2Q24 compared with $317 million in 2Q23. Net income attributed to shareholders is comprised of core earnings, which were $399 million in 2Q24 compared with $320 million in 2Q23, and items excluded from core earnings, which amounted to a net charge of $49 million in 2Q24 compared with a net charge of $3 million in 2Q23. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.

Core earnings increased $79 million or 23% compared with 2Q23, driven by an increase in net fee income from higher average AUMA reflecting the favourable impact of markets and net inflows, as well as a favourable tax true-up of $21 million in Asia, and continued disciplined expense management. In addition, investment income on allocated capital increased core earnings by $9 million compared with 2Q23 (see Corporate and Other segment).

Core EBITDA was $513 million in 2Q24, an increase of 20% compared with 2Q23, and core EBITDA margin was 26.3% in 2Q24, an increase of 170 basis points compared with 2Q23, both driven by strong growth in net fee income and disciplined expense management. See section E3 “Non-GAAP and other financial measures” below, for additional information on core EBITDA and core EBITDA margin.

Manulife Financial Corporation – Second Quarter 2024	22

Year-to-date net income attributed to shareholders was $715 million in 2024 compared with $614 million in the same period of 2023, and year-to-date core earnings were $756 million in 2024 compared with $607 million in the same period of 2023. The increase in year-to-date core earnings of $149 million or 24% was primarily driven by similar factors as noted above for the quarter. In addition, year-to-date investment income on allocated capital increased year-to-date core earnings by $19 million compared with 2023 (see Corporate and Other segment). Items excluded from year-to-date core earnings were a net charge of $41 million in 2024 compared with a net gain of $7 million in the same period of 2023. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.

Year-to-date core EBITDA was $990 million in 2024, an increase of 21% compared with the same period of 2023 and core EBITDA margin was 25.9% in 2024, an increase of 240 basis points compared with the same period of 2023, both driven by the similar factors as noted above for the quarter. See section E3 “Non-GAAP and other financial measures” below, for additional information on year-to-date core EBITDA and year-to-date core EBITDA margin.

Net inflows were $0.1 billion in 2Q24 compared with net inflows of $2.2 billion in 2Q23. By business line, the results were:

•

Retirement net outflows were $1.3 billion in 2Q24 compared with net inflows of $0.7 billion in 2Q23, as higher member contributions were more than offset by higher member withdrawals and a large-case retirement plan redemption in the U.S.

•

Retail net outflows of $0.1 billion in 2Q24 were in line with net outflows of $0.1 billion in 2Q23, as increased demand for investment products amid an equity market recovery and improved investor sentiment, was offset by higher redemptions.

•

Institutional Asset Management net inflows were $1.4 billion in 2Q24 compared with net inflows of $1.6 billion in 2Q23, as net inflows from CQS were more than offset by higher redemptions in fixed income mandates and lower sales in alternative mandates.

Year-to-date net inflows were $6.8 billion in 2024, compared with $6.6 billion in the same period of 2023. The increase was primarily due to higher retail net inflows from increased demand for investment products. Retirement net inflows were in line with the prior year as growth in plan sales and member contributions offset higher member withdrawals. Institutional net inflows decreased despite net inflows from CQS due to higher fixed income redemptions.

Assets under management and administration of $943.9 billion as at June 30, 2024 increased 9% compared with December 31, 2023. The increase was driven by the favourable impact of equity markets, the $19 billion of assets added from the acquisition of CQS as well as year-to-date net inflows. As at June 30, 2024, Global WAM also managed $211.8 billion in assets for the Company’s non-WAM reporting segments. Including those managed assets, Global WAM managed AUMA was $1,155.7 billion compared with $1,055.0 billion as at December 31, 2023.

Segregated funds net assets were $270.1 billion as at June 30, 2024, 9% higher compared with December 31, 2023 on an actual exchange rate basis, driven by favourable impact of equity markets and the strengthening of the U.S. dollar compared with the Canadian dollar.

Business highlights – In 2Q24, we:

•

completed the acquisition of CQS, a U.K.-based multi-sector alternative credit manager, which we have co-branded as Manulife | CQS Investment Management and have leveraged these expanded capabilities to launch the John Hancock Multi Asset Credit Fund in U.S. Retail. This fund is a strong addition to our growing lineup of liquid and semi-liquid alternative offerings and our larger credit franchise; and

•

piloted our Manulife MPF Robo-Advisor in Hong Kong Retirement, a new portal that aims to provide automated portfolio insights and personalized investment tips to our MPF members. This initiative is part of our ongoing commitment to enhancing customer experiences in MPF investment management through digital innovation and strengthening member education.

Manulife Financial Corporation – Second Quarter 2024	23

B5	Corporate and Other

	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	2Q24	1Q24	2Q23		2024		2023
Net income (loss) attributed to shareholders	$(104)	$(27)	$168	$	(131)	$	263
Core earnings (loss)(1)	(126)	(76)	12		(202)		29
(1)	See “Non-GAAP and other financial measures” below for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders.

Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.

Corporate and Other reported a net loss attributed to shareholders of $104 million in 2Q24 compared with net income attributed to shareholders of $168 million in 2Q23. Net income (loss) attributed to shareholders is comprised of core earnings, which was a core loss of $126 million in 2Q24 compared with core earnings of $12 million in 2Q23, and the items excluded from core earnings (loss) which amounted to a net gain of $22 million in 2Q24 compared with a net gain of $156 million in 2Q23. During 2Q24 we recorded an $88 million charge related to the adoption of the Global Minimum Tax Act, which was enacted in Canada in the quarter and is retroactive to January 1, 2024.1 Of this amount, $46 million was recorded in core earnings, and $42 million was recorded in items excluded from core earnings.

See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders and section A1 “Profitability” above, for explanations of the items excluded from core earnings.

The $138 million decline in core earnings (loss) was primarily related to the above-noted charge for GMT, higher interest on allocated capital to operating segments, Asia, Global WAM and the U.S., higher core expenses due to workforce-related costs, and lower gains from updates to provisions for estimated losses in our P&C Reinsurance business compared to prior year.

The year-to-date net loss attributed to shareholders was $131 million in 2024 compared with net income attributed to shareholders of $263 million in the same period of 2023. The year-to-date core loss was $202 million in 2024 compared with core earnings of $29 million in the same period of 2023. The decrease in the year-to-date core earnings (loss) of $231 million was primarily driven by similar factors as noted above. Items excluded from the year-to-date core loss were a net gain of $71 million in 2024 compared with a net gain of $234 million in the same period of 2023. See section E3 “Non-GAAP and other financial measures” below, for a reconciliation of year-to-date core earnings to year-to-date net income (loss) attributed to shareholders.

C	RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the 2023 MD&A. Text and tables in this section of the MD&A represent our disclosure on insurance, market, and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures”. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

[1]

The impact was reflected in Corporate & Other in situations where GMT was not substantively enacted in local jurisdictions where we operate as of June 30, 2024. The $46 million GMT amount in core earnings is with respect to 2Q24 core earnings and the $42 million in items excluded from core earnings relates to GMT for 1Q24 and GMT for 2Q24 items excluded from core earnings.

Manulife Financial Corporation – Second Quarter 2024	24

C1	Variable annuity and segregated fund guarantees

As described in the MD&A in our 2023 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2024 to 2044.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk sensitivities and exposure measures” below).The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	June 30, 2024			December 31, 2023

As at ($ millions)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)	Guarantee value(1)	Fund value	Net amount at risk(1),(2),(3)
Guaranteed minimum income benefit	$3,638	$2,735	$956	$3,864	$2,735	$1,156
Guaranteed minimum withdrawal benefit	33,889	33,318	3,660	34,833	33,198	4,093
Guaranteed minimum accumulation benefit	18,866	18,939	88	18,996	19,025	116
Gross living benefits(4)	56,393	54,992	4,704	57,693	54,958	5,365
Gross death benefits(5)	8,577	18,117	675	9,133	17,279	975
Total gross of reinsurance	64,970	73,109	5,379	66,826	72,237	6,340
Living benefits reinsured	23,874	23,708	3,076	24,208	23,146	3,395
Death benefits reinsured	3,370	2,680	310	3,400	2,576	482
Total reinsured	27,244	26,388	3,386	27,608	25,722	3,877
Total, net of reinsurance	$37,726	$46,721	$1,993	$39,218	$46,515	$2,463

(1) Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.

(2)  Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.

(3)  The amount at risk net of reinsurance at June 30, 2024 was $1,993 million (December 31, 2023 – $2,463 million) of which: US$310 million (December 31, 2023 – US$391 million) was on our U.S. business, $1,335 million (December 31, 2023 – $1,559 million) was on our Canadian business, US$97 million (December 31, 2023 – US$140 million) was on our Japan business and US$74 million (December 31, 2023 – US$155 million) was related to Asia (other than Japan) and our run-off reinsurance business.

(4) Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
(5) Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

C2	Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI’s LICAT ratio will be as indicated.

Manulife Financial Corporation – Second Quarter 2024	25

Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.

C3	Publicly traded equity performance risk sensitivities and exposure measures

As outlined in our 2023 Annual Report, we have net exposure to equity risk through asset and liability mismatches; our variable annuity and segregated fund guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity and segregated fund guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts (see page 62 of our 2023 Annual Report).

Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The following tables include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on net income attributed to shareholders, the CSM, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity and segregated fund guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain / loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and / or periods where both interest rates and equity market movements are unfavourable. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI’s LICAT ratio resulting from changes in public equity market values.

Manulife Financial Corporation – Second Quarter 2024	26

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at June 30, 2024	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,130)	$(1,290)	$(590)	$480	$890	$1,240
General fund equity investments(3)	(1,120)	(750)	(370)	370	740	1,100
Total underlying sensitivity before hedging	(3,250)	(2,040)	(960)	850	1,630	2,340
Impact of macro and dynamic hedge assets(4)	770	460	200	(160)	(290)	(390)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,480)	(1,580)	(760)	690	1,340	1,950
Impact of reinsurance	1,350	830	380	(320)	(600)	(840)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,130)	$(750)	$(380)	$370	$740	$1,110

As at December 31, 2023	Net income attributed to shareholders
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity
Variable annuity and segregated fund guarantees(2)	$(2,370)	$(1,460)	$(670)	$550	$1,010	$1,390
General fund equity investments(3)	(1,170)	(770)	(390)	380	760	1,140
Total underlying sensitivity before hedging	(3,540)	(2,230)	(1,060)	930	1,770	2,530
Impact of macro and dynamic hedge assets(4)	880	530	240	(190)	(340)	(460)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,660)	(1,700)	(820)	740	1,430	2,070
Impact of reinsurance	1,470	900	420	(350)	(650)	(910)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,190)	$(800)	$(400)	$390	$780	$1,160

(1) See “Caution related to sensitivities” above.

(2)  For variable annuity contracts measured under the variable fee approach (“VFA”) the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.

(3)  This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)  Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Manulife Financial Corporation – Second Quarter 2024	27

Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI’s LICAT ratio from changes to public equity market values(1),(2),(3)

As at June 30, 2024	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,520)	$(2,180)	$(1,010)	$870	$1,630	$2,310
Impact of risk mitigation - hedging(4)	1,010	610	270	(210)	(380)	(520)
Impact of risk mitigation - reinsurance(4)	1,700	1,040	480	(410)	(760)	(1,060)
VA net of risk mitigation	(810)	(530)	(260)	250	490	730
General fund equity	(1,070)	(690)	(340)	330	670	990
Contractual service margin ($ millions, pre-tax)	$(1,880)	$(1,220)	$(600)	$580	$1,160	$1,720
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(890)	$(590)	$(300)	$290	$560	$830
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(2,020)	$(1,340)	$(680)	$660	$1,300	$1,940
MLI’s LICAT ratio (change in percentage points)	(3)	(1)	(1)	1	2	2

As at December 31, 2023	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity and segregated fund guarantees reported in CSM	$(3,810)	$(2,370)	$(1,100)	$940	$1,760	$2,470
Impact of risk mitigation - hedging(4)	1,150	700	310	(250)	(450)	(600)
Impact of risk mitigation - reinsurance(4)	1,850	1,140	530	(450)	(830)	(1,150)
VA net of risk mitigation	(810)	(530)	(260)	240	480	720
General fund equity	(940)	(610)	(300)	290	590	870
Contractual service margin ($ millions, pre-tax)	$(1,750)	$(1,140)	$(560)	$530	$1,070	$1,590
Other comprehensive income attributed to shareholders ($ millions, post-tax)(5)	$(730)	$(490)	$(240)	$230	$460	$680
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$(1,920)	$(1,290)	$(640)	$620	$1,240	$1,840
MLI’s LICAT ratio (change in percentage points)	(3)	(2)	(1)	1	2	2

(1) See “Caution related to sensitivities” above.

(2)  This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain / loss from the dynamically hedged variable annuity and segregated fund guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.

(3)  OSFI rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

(4)  For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.

(5) The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.

C4	Interest rate and spread risk sensitivities and exposure measures

As at June 30, 2024, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.

The table below shows the potential impacts from a 50 basis point parallel move in interest rates on the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

Manulife Financial Corporation – Second Quarter 2024	28

The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as FVOCI and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.

The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements, which could lead to variations in the impact to net income attributed to shareholders.

Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.

The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 96 of our 2023 Annual Report). More information on ALDA can be found under the section C5 “Alternative long-duration asset performance risk sensitivities and exposure measures”.

The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.

Manulife Financial Corporation – Second Quarter 2024	29

Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3)

As at June 30, 2024	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$–	$(100)	$–	$(100)	$–	$–
Net income attributed to shareholders	100	(100)	100	(100)	100	(100)
Other comprehensive income attributed to shareholders	–	–	(100)	200	(100)	100
Total comprehensive income attributed to shareholders	100	(100)	–	100	–	–

As at December 31, 2023	Interest rates		Corporate spreads		Swap spreads
($ millions, post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$–	$(100)	$–	$(100)	$–	$–
Net income attributed to shareholders	100	(100)	–	–	100	(100)
Other comprehensive income attributed to shareholders	(300)	300	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	(200)	200	(200)	300	–	–

(1)	See “Caution related to sensitivities” above.
(2)	Estimates include changes to the net actuarial gains / losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)	Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

Swap spreads remain at low levels, and if they were to rise, this could generate material changes to net income attributed to shareholders.

Potential impact on MLI’s LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates(1),(2),(3),(4),(5)

As at June 30, 2024	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	–	–	(3)	3	–	–

As at December 31, 2023	Interest rates		Corporate spreads		Swap spreads
(change in percentage points)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI’s LICAT ratio	–	–	(4)	4	–	–

(1)	See “Caution related to sensitivities” above.
(2)	Estimates include changes to the net actuarial gains / losses with respect to the Company’s pension obligations as a result of changes in interest rates.
(3)	Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
(4)	LICAT impacts reflect the impact of anticipated scenario switches.
(5)	Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.

LICAT Scenario Switch

When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI’s LICAT guideline.

The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region1 based on current market inputs and the Company’s Consolidated Statements of Financial Position.

[1]	LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan, and Other Region.

Manulife Financial Corporation – Second Quarter 2024	30

With the current level of interest rates in 2Q24, the probability of a scenario switch that could materially impact our LICAT ratio is low.1 Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.

The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company’s asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and / or corporate spreads.

C5	Alternative long-duration asset performance risk sensitivities and exposure measures

The following table shows the potential impact on the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

ALDA used in this sensitivity analysis includes commercial real estate, private equity, infrastructure, timber and agriculture, infrastructure, energy[2] and other investments.

The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to “C3 Publicly traded equity performance risk sensitivities and exposure measures” for more details.

Potential immediate impacts on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values(1)

As at	June 30, 2024		December 31, 2023
($ millions, post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$(100)	$100	$(100)	$100
Net income attributed to shareholders(2)	(2,400)	2,400	(2,400)	2,400
Other comprehensive income attributed to shareholders	(200)	200	(200)	200
Total comprehensive income attributed to shareholders	(2,600)	2,600	(2,600)	2,600

(1) See “Caution related to sensitivities” above.
(2) Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.

Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values(1)

	June 30, 2024		December 31, 2023
(change in percentage points)	-10%	+10%	-10%	+10%
MLI’s LICAT ratio	(2)	1	(2)	2
(1)	See “Caution Related to Sensitivities” above.

C6	Strategic and product risk factors update[1]

We have outlined our overall approach to risk management in in our 2023 Annual Report. The following are updates to the risk factors for strategic and product risks.

[1]  See “Caution regarding forward-looking statements” below.

[2]  Energy includes oil & gas equity interests related to upstream and midstream assets, and energy transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries, magnets, etc.

Manulife Financial Corporation – Second Quarter 2024	31

Strategic risk factors

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our insurance and investment contract liabilities. This could have a material adverse effect on our business, results of operations and financial condition.

•

In 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development / G20 Inclusive Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. These include a new approach to allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. On June 20, 2024, the Canadian government further affirmed its commitment to these tax reforms by passing the Global Minimum Tax Act into law. Canada’s GMT apply retroactively to fiscal periods commencing on or after December 31, 2023 resulting in year-to-date GMT expense of $88 million recorded in 2Q24. While numerous variables contribute to the determination of our GMT liability, we generally expect that it will increase the effective tax rate by approximately 2 to 3 percentage points. Furthermore, the subsequent adoption of GMT by other countries in which we operate is likely to impact the tax jurisdictions in which our GMT liabilities will arise, but it should not have an effect on the Company’s overall GMT liability, as any higher local country taxes should reduce our GMT payable to Canada.

•

Canada’s 2024 federal budget proposes to increase the capital gains inclusion rate from 50% to 66.67%, retroactive to June 25, 2024. Most of Manulife’s investments are not treated as capital property, however, and therefore we don’t expect to be materially affected by this tax change. For investments treated as capital properties, the increased effective tax rate on capital gains would result in a modest increase in the deferred tax liabilities on such investments with accrued gains.

Product risk factors

External market conditions determine the availability, terms and cost of reinsurance protection which could impact our financial position and our ability to write new policies.

•

As part of our overall risk and capital management strategy, we purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As the global reinsurance industry continues to review their business models, certain of our reinsurers have attempted to increase rates on our existing reinsurance contracts. The ability of our reinsurers to increase rates depends upon the terms of each reinsurance contract. Typically, a reinsurer’s ability to raise rates is restricted by terms in our reinsurance contracts, which we seek to enforce. Over the past several years we have received rate increase requests from some of our reinsurers. Thus far, dealing with those requests has not had a material adverse effect on our results of operation or financial condition. Consistent with past practice, we dispute requested increases and, if necessary, we can pursue legal action in order to protect our contractual rights. While possible outcomes remain unknown and there can be no assurance that the outcome of any one or more of these disputes would not have a material adverse effect on our results of operation or financial condition for a particular reporting period, we believe that our reserves, inclusive of reinsurance provisions, are appropriate overall.

D	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES

Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2024	32

D1	Critical actuarial and accounting policies

Our material accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2023. The critical actuarial policies and estimation processes relating to the determination of insurance and investment contract liabilities are described starting on page 88 of our 2023 Annual Report. The critical accounting policies and estimation processes relating to the assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairments, appropriate accounting for derivative financial instruments and hedge accounting, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described starting on page 96 of our 2023 Annual Report.

D2	Sensitivity to changes in assumptions

The following table presents information on how reasonably possible changes in assumptions made by the Company for certain economic risk variables impact the CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders and total comprehensive income attributed to shareholders. The method used for deriving sensitivity information and significant assumptions did not change from the previous period.

The analysis is based on a simultaneous change in assumptions across all business units and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one factor changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities(1)

As at June 30, 2024 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(200)	$–	$(200)	$(200)
50 basis point increase in interest rate volatility(2)	–	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

As at December 31, 2023 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions
10 basis point reduction in ultimate spot rate	$(200)	$–	$(300)	$(300)
50 basis point increase in interest rate volatility(2)	–	–	–	–
50 basis point increase in non-fixed income return volatility(2)	(100)	–	–	–

(1) Note that the impact of these assumptions is not linear.

(2)  Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

D3	Accounting and reporting changes

For future accounting and reporting changes arising during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2024.

Manulife Financial Corporation – Second Quarter 2024	33

E	OTHER

E1	Outstanding common shares – selected information

As at July 31, 2024, MFC had 1,778,242,782 common shares outstanding.

E2	Legal and regulatory proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 13 of our unaudited Interim Consolidated Financial Statements for the three and six months ended June 30, 2024.

E3	Non-GAAP and other financial measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); total expenses; core expenses; core Drivers of Earnings (“DOE”) line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin (“post-tax CSM”); post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management (“AUM”); assets under management and administration (“AUMA”); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; common shareholders’ net income; and new business CSM.

Non-GAAP ratios include core return on shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); diluted core EPS excluding the impact of Global Minimum Taxes (“GMT”) (“Core EPS excluding the impact of GMT”); financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio (“dividend payout ratio”); expense efficiency ratio; core EBITDA margin; effective tax rate on core earnings; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth / decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders’ net income; pre-tax net income attributed to shareholders; general expenses; CSM; CSM net of NCI; impact of new insurance business net of NCI; new business CSM; basic earnings per common share (“basic EPS”); and diluted earnings per common share (“diluted EPS”).

Other specified financial measures include assets under administration (“AUA”); consolidated capital; embedded value (“EV”); new business value (“NBV”); new business value margin (“NBV margin”); sales; annualized premium equivalent (“APE”) sales; gross flows; net flows; average assets under management and administration (“average AUMA”); Global WAM average managed AUMA; average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth / decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings (on a pre-tax and post-tax basis), and the components of CSM movement other than the new business CSM.

Manulife Financial Corporation – Second Quarter 2024	34

Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S. segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our Consolidated Statements of Income, core earnings and items excluded from core earnings, and line items in our CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section E5 “Quarterly financial information” below for the Canadian to U.S. dollar quarterly rates of exchange.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the impact of market related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.

Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of June 30, 2024.

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for a reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items included in core earnings:

1.

Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach (“PAA”).

2.	Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).

3.	Insurance experience gains or losses that flow directly through net income.

4.	Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.

Manulife Financial Corporation – Second Quarter 2024	35

5.	Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.

6.	Net provision for ECL on FVOCI and amortized cost debt instruments.

7.	Expected asset returns on surplus investments.

8.	All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted below.

9.	All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted below.

10.	Routine or non-material legal settlements.

11.	All other items not specifically excluded.

12.	Tax on the above items.

13.	All tax related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.

Net income items excluded from core earnings:

1.	Market experience gains (losses) including the items listed below:

•    Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.

•    Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.

•    Realized gains (charges) from the sale of FVOCI debt instruments.

•    Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.

•    Gains (charges) related to certain changes in foreign exchange rates.

2.	Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income.

•    The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.

•    Changes related to the ultimate spot rate within the discount curves are included in the market experience gains (losses).

3.

The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.

4.	The fair value changes in long-term investment plan obligations for Global WAM investment management.

5.	Goodwill impairment charges.

6.	Gains or losses on acquisition and disposition of a business.

7.	Material one-time only adjustments, including highly unusual / extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.

8.	Tax on the above items.

9.	Net income (loss) attributed to participating shareholders and non-controlling interests.

10.	Impact of enacted or substantively enacted income tax rate changes.

Manulife Financial Corporation – Second Quarter 2024	36

Reconciliation of core earnings to net income attributed to shareholders – 2Q24

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$763	$141	$156	$383	$(59)	$1,384
Income tax (expenses) recoveries
Core earnings	(64)	(107)	(95)	(46)	(8)	(320)
Items excluded from core earnings	(51)	68	74	14	(37)	68
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (post-tax)	648	102	135	351	(104)	1,132
Less: Net income (post-tax) attributed to
Non-controlling interests	38	–	–	1	–	39
Participating policyholders	28	23	–	–	–	51
Net income (loss) attributed to shareholders (post-tax)	582	79	135	350	(104)	1,042
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(58)	(364)	(280)	(7)	44	(665)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(7)	41	–	(42)	(22)	(30)
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
Income tax on core earnings (see above)	64	107	95	46	8	320
Core earnings (pre-tax)	$711	$509	$510	$445	$(118)	$2,057

Core earnings, CER basis and U.S. dollars – 2Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$647	$402	$415	$399	$(126)	$1,737
CER adjustment(1)	–	–	–	–	–	–
Core earnings, CER basis (post-tax)	$647	$402	$415	$399	$(126)	$1,737
Income tax on core earnings, CER basis(2)	64	107	95	46	8	320
Core earnings, CER basis (pre-tax)	$711	$509	$510	$445	$(118)	$2,057
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$472		$303
CER adjustment US $(1)	–		–
Core earnings, CER basis (post-tax), US $	$472		$303
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q24.

Manulife Financial Corporation – Second Quarter 2024	37

Reconciliation of core earnings to net income attributed to shareholders – 1Q24

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$594	$381	$(154)	$426	$5	$1,252
Income tax (expenses) recoveries
Core earnings	(67)	(91)	(103)	(58)	33	(286)
Items excluded from core earnings	(83)	8	149	(3)	(65)	6
Income tax (expenses) recoveries	(150)	(83)	46	(61)	(32)	(280)
Net income (post-tax)	444	298	(108)	365	(27)	972
Less: Net income (post-tax) attributed to
Non-controlling interests	55	–	–	–	–	55
Participating policyholders	26	25	–	–	–	51
Net income (loss) attributed to shareholders (post-tax)	363	273	(108)	365	(27)	866
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(250)	(91)	(534)	6	90	(779)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(44)	–	(26)	2	(41)	(109)
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
Income tax on core earnings (see above)	67	91	103	58	(33)	286
Core earnings (pre-tax)	$724	$455	$555	$415	$(109)	$2,040

Core earnings, CER basis and U.S. dollars – 1Q24
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$657	$364	$452	$357	$(76)	$1,754
CER adjustment(1)	1	–	7	3	–	11
Core earnings, CER basis (post-tax)	$658	$364	$459	$360	$(76)	$1,765
Income tax on core earnings, CER basis(2)	67	91	104	58	(33)	287
Core earnings, CER basis (pre-tax)	$725	$455	$563	$418	$(109)	$2,052
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$488		$335
CER adjustment US $(1)	(7)		–
Core earnings, CER basis (post-tax), US $	$481		$335
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q24.

Manulife Financial Corporation – Second Quarter 2024	38

Reconciliation of core earnings to net income attributed to shareholders – 4Q23

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$847	$498	$244	$424	$110	$2,123
Income tax (expenses) recoveries
Core earnings	(76)	(87)	(113)	(55)	37	(294)
Items excluded from core earnings	(33)	(29)	67	(3)	(30)	(28)
Income tax (expenses) recoveries	(109)	(116)	(46)	(58)	7	(322)
Net income (post-tax)	738	382	198	366	117	1,801
Less: Net income (post-tax) attributed to
Non-controlling interests	37	–	–	1	1	39
Participating policyholders	86	17	–	–	–	103
Net income (loss) attributed to shareholders (post-tax)	615	365	198	365	116	1,659
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	–	9	(279)	51	86	(133)
Changes in actuarial methods and assumptions that flow directly through income	89	4	26	–	–	119
Restructuring charge	–	–	–	(36)	–	(36)
Reinsurance transactions, tax related items and other	(38)	–	(23)	(3)	–	(64)
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
Income tax on core earnings (see above)	76	87	113	55	(37)	294
Core earnings (pre-tax)	$640	$439	$587	$408	$(7)	$2,067

Core earnings, CER basis and U.S. dollars – 4Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$564	$352	$474	$353	$30	$1,773
CER adjustment(1)	(6)	–	3	1	1	(1)
Core earnings, CER basis (post-tax)	$558	$352	$477	$354	$31	$1,772
Income tax on core earnings, CER basis(2)	76	87	114	55	(38)	294
Core earnings, CER basis (pre-tax)	$634	$439	$591	$409	$(7)	$2,066
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$414		$349
CER adjustment US $(1)	(6)		–
Core earnings, CER basis (post-tax), US $	$408		$349
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q23.

Manulife Financial Corporation – Second Quarter 2024	39

Reconciliation of core earnings to net income attributed to shareholders – 3Q23

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$439	$376	$68	$366	$(75)	$1,174
Income tax (expenses) recoveries
Core earnings	(62)	(109)	(93)	(59)	30	(293)
Items excluded from core earnings	(73)	15	97	11	294	344
Income tax (expenses) recoveries	(135)	(94)	4	(48)	324	51
Net income (post-tax)	304	282	72	318	249	1,225
Less: Net income (post-tax) attributed to
Non-controlling interests	25	–	–	–	–	25
Participating policyholders	195	(8)	–	–	–	187
Net income (loss) attributed to shareholders (post-tax)	84	290	72	318	249	1,013
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(286)	(159)	(476)	(43)	(58)	(1,022)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	–	–	(14)
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	5	4	–	–	297	306
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
Income tax on core earnings (see above)	62	109	93	59	(30)	293
Core earnings (pre-tax)	$584	$517	$535	$420	$(20)	$2,036

Core earnings, CER basis and U.S. dollars – 3Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$522	$408	$442	$361	$10	$1,743
CER adjustment(1)	(1)	–	9	4	1	13
Core earnings, CER basis (post-tax)	$521	$408	$451	$365	$11	$1,756
Income tax on core earnings, CER basis(2)	61	109	95	59	(30)	294
Core earnings, CER basis (pre-tax)	$582	$517	$546	$424	$(19)	$2,050
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$390		$329
CER adjustment US $(1)	(10)		–
Core earnings, CER basis (post-tax), US $	$380		$329
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q23.

Manulife Financial Corporation – Second Quarter 2024	40

Reconciliation of core earnings to net income attributed to shareholders – 2Q23

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$345	$312	$220	$362	$197	$1,436
Income tax (expenses) recoveries
Core earnings	(73)	(97)	(110)	(45)	18	(307)
Items excluded from core earnings	(18)	33	73	1	(47)	42
Income tax (expenses) recoveries	(91)	(64)	(37)	(44)	(29)	(265)
Net income (post-tax)	254	248	183	318	168	1,171
Less: Net income (post-tax) attributed to
Non-controlling interests	25	–	–	1	–	26
Participating policyholders	99	21	–	–	–	120
Net income (loss) attributed to shareholders (post-tax)	130	227	183	317	168	1,025
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(297)	(147)	(275)	(7)	156	(570)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(46)	–	–	4	–	(42)
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
Income tax on core earnings (see above)	73	97	110	45	(18)	307
Core earnings (pre-tax)	$546	$471	$568	$365	$(6)	$1,944

Core earnings, CER basis and U.S. dollars – 2Q23
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$473	$374	$458	$320	$12	$1,637
CER adjustment(1)	(11)	1	9	3	–	2
Core earnings, CER basis (post-tax)	$462	$375	$467	$323	$12	$1,639
Income tax on core earnings, CER basis(2)	70	97	111	45	(17)	306
Core earnings, CER basis (pre-tax)	$532	$472	$578	$368	$(5)	$1,945
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$353		$341
CER adjustment US $(1)	(16)		–
Core earnings, CER basis (post-tax), US $	$337		$341
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q23.

Manulife Financial Corporation – Second Quarter 2024	41

Reconciliation of core earnings to net income attributed to shareholders – YTD 2024

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$1,357	$522	$2	$809	$(54)	$2,636
Income tax (expenses) recoveries
Core earnings	(131)	(198)	(198)	(104)	25	(606)
Items excluded from core earnings	(134)	76	223	11	(102)	74
Income tax (expenses) recoveries	(265)	(122)	25	(93)	(77)	(532)
Net income (post-tax)	1,092	400	27	716	(131)	2,104
Less: Net income (post-tax) attributed to
Non-controlling interests	93	–	–	1	–	94
Participating policyholders	54	48	–	–	–	102
Net income (loss) attributed to shareholders (post-tax)	945	352	27	715	(131)	1,908
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(308)	(455)	(814)	(1)	134	(1,444)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(51)	41	(26)	(40)	(63)	(139)
Core earnings (post-tax)	$1,304	$766	$867	$756	$(202)	$3,491
Income tax on core earnings (see above)	131	198	198	104	(25)	606
Core earnings (pre-tax)	$1,435	$964	$1,065	$860	$(227)	$4,097

Core earnings, CER basis and U.S. dollars – YTD 2024
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$1,304	$766	$867	$756	$(202)	$3,491
CER adjustment(1)	1	–	7	3	–	11
Core earnings, CER basis (post-tax)	$1,305	$766	$874	$759	$(202)	$3,502
Income tax on core earnings, CER basis(2)	131	198	199	104	(25)	607
Core earnings, CER basis (pre-tax)	$1,436	$964	$1,073	$863	$(227)	$4,109
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$960		$638
CER adjustment US $(1)	(7)		–
Core earnings, CER basis (post-tax), US $	$953		$638
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the two respective quarters that make up 2024 year-to-date core earnings.

Manulife Financial Corporation – Second Quarter 2024	42

Reconciliation of core earnings to net income attributed to shareholders – YTD 2023

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$958	$735	$439	$707	$316	$3,155
Income tax (expenses) recoveries
Core earnings	(141)	(182)	(196)	(90)	32	(577)
Items excluded from core earnings	(55)	19	126	(2)	(85)	3
Income tax (expenses) recoveries	(196)	(163)	(70)	(92)	(53)	(574)
Net income (post-tax)	762	572	369	615	263	2,581
Less: Net income (post-tax) attributed to
Non-controlling interests	79	–	–	1	–	80
Participating policyholders	34	36	–	–	–	70
Net income (loss) attributed to shareholders (post-tax)	649	536	369	614	263	2,431
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(267)	(191)	(441)	2	262	(635)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(46)	–	(33)	5	(28)	(102)
Core earnings (post-tax)	$962	$727	$843	$607	$29	$3,168
Income tax on core earnings (see above)	141	182	196	90	(32)	577
Core earnings (pre-tax)	$1,103	$909	$1,039	$697	$(3)	$3,745

Core earnings, CER basis and U.S. dollars – YTD 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$962	$727	$843	$607	$29	$3,168
CER adjustment(1)	(26)	–	14	5	1	(6)
Core earnings, CER basis (post-tax)	$936	$727	$857	$612	$30	$3,162
Income tax on core earnings, CER basis(2)	135	182	198	90	(31)	574
Core earnings, CER basis (pre-tax)	$1,071	$909	$1,055	$702	$(1)	$3,736
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$714		$626
CER adjustment US $(1)	(31)		–
Core earnings, CER basis (post-tax), US $	$683		$626
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the two respective quarters that make up 2023 year-to-date core earnings.

Manulife Financial Corporation – Second Quarter 2024	43

Reconciliation of core earnings to net income attributed to shareholders – 2023

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Income (loss) before income taxes	$2,244	$1,609	$751	$1,497	$351	$6,452
Income tax (expenses) recoveries
Core earnings	(279)	(378)	(402)	(204)	99	(1,164)
Items excluded from core earnings	(161)	5	290	6	179	319
Income tax (expenses) recoveries	(440)	(373)	(112)	(198)	278	(845)
Net income (post-tax)	1,804	1,236	639	1,299	629	5,607
Less: Net income (post-tax) attributed to
Non-controlling interests	141	–	–	2	1	144
Participating policyholders	315	45	–	–	–	360
Net income (loss) attributed to shareholders (post-tax)	1,348	1,191	639	1,297	628	5,103
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(553)	(341)	(1,196)	10	290	(1,790)
Changes in actuarial methods and assumptions that flow directly through income	(68)	41	132	–	–	105
Restructuring charge	–	–	–	(36)	–	(36)
Reinsurance transactions, tax related items and other	(79)	4	(56)	2	269	140
Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
Income tax on core earnings (see above)	279	378	402	204	(99)	1,164
Core earnings (pre-tax)	$2,327	$1,865	$2,161	$1,525	$(30)	$7,848

Core earnings, CER basis and U.S. dollars – 2023
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total

Core earnings (post-tax)	$2,048	$1,487	$1,759	$1,321	$69	$6,684
CER adjustment(1)	(33)	–	25	10	4	6
Core earnings, CER basis (post-tax)	$2,015	$1,487	$1,784	$1,331	$73	$6,690
Income tax on core earnings, CER basis(2)	272	378	407	204	(99)	1,162
Core earnings, CER basis (pre-tax)	$2,287	$1,865	$2,191	$1,535	$(26)	$7,852
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$1,518		$1,304
CER adjustment US $(1)	(47)		–
Core earnings, CER basis (post-tax), US $	$1,471		$1,304
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.
(3)	Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2023 core earnings.

Manulife Financial Corporation – Second Quarter 2024	44

Segment core earnings by business line or geographic source

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

Asia

	Quarterly Results					YTD Results		Full Year Results

(US $ millions)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Hong Kong	$243	$241	$218	$190	$161	$484	$320	$728
Japan	92	102	79	87	81	194	143	309
Asia Other(1)	145	151	119	119	119	296	256	494
International High Net Worth								72
Mainland China								49
Singapore								161
Vietnam								133
Other Emerging Markets(2)								79
Regional Office	(8)	(6)	(2)	(6)	(8)	(14)	(5)	(13)
Total Asia core earnings	$472	$488	$414	$390	$353	$960	$714	$1,518
(1) Core earnings for Asia Other is reported by country annually, on a full year basis. (2) Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

	Quarterly Results					YTD Results		Full Year Results

(US $ millions), CER basis(1)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Hong Kong	$243	$242	$217	$190	$161	$485	$319	$727
Japan	92	98	75	81	72	190	125	280
Asia Other(2)	145	147	118	115	112	292	244	477
International High Net Worth								72
Mainland China								47
Singapore								160
Vietnam								123
Other Emerging Markets(3)								75
Regional Office	(8)	(6)	(2)	(6)	(8)	(14)	(5)	(13)
Total Asia core earnings, CER basis	$472	$481	$408	$380	$337	$953	$683	$1,471

(1)  Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.

(2)  Core earnings for Asia Other is reported by country annually, on a full year basis.

(3)  Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Canada

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Insurance	$307	$266	$258	$310	$276	$573	$533	$1,101
Annuities	55	53	48	48	55	108	108	204
Manulife Bank	40	45	46	50	43	85	86	182
Total Canada core earnings	$402	$364	$352	$408	$374	$766	$727	$1,487

Manulife Financial Corporation – Second Quarter 2024	45

U.S.

	Quarterly Results					YTD Results		Full Year Results

(US $ millions)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
U.S. Insurance	$254	$286	$300	$283	$293	$540	$550	$1,133
U.S. Annuities	49	49	49	46	48	98	76	171
Total U.S. core earnings	$303	$335	$349	$329	$341	$638	$626	$1,304

Global WAM by business line

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Retirement	$226	$202	$203	$192	$186	$428	$350	$745
Retail	135	131	127	135	119	266	240	502
Institutional asset management	38	24	23	34	15	62	17	74
Total Global WAM core earnings	$399	$357	$353	$361	$320	$756	$607	$1,321

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions), CER basis(1)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Retirement	$226	$204	$203	$195	$188	$430	$354	$752
Retail	135	132	127	136	120	267	241	504
Institutional asset management	38	24	24	34	16	62	17	75
Total Global WAM core earnings, CER basis	$399	$360	$354	$365	$324	$759	$612	$1,331
(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.

Global WAM by geographic source

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Asia	$138	$108	$109	$108	$103	$246	$187	$404
Canada	85	90	100	94	96	175	184	378
U.S.	176	159	144	159	121	335	236	539
Total Global WAM core earnings	$399	$357	$353	$361	$320	$756	$607	$1,321

	Quarterly Results					YTD Results		Full Year Results

(Canadian $ millions), CER basis(1)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Asia	$138	$109	$109	$109	$105	$247	$189	$406
Canada	85	90	100	94	96	175	184	378
U.S.	176	161	145	162	123	337	239	547
Total Global WAM core earnings, CER basis	$399	$360	$354	$365	$324	$759	$612	$1,331
(1)	Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.

Manulife Financial Corporation – Second Quarter 2024	46

Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends and other equity distributions.

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Core earnings	$1,737	$1,754	$1,773	$1,743	$1,637	$3,491	$3,168	$6,684
Less: Preferred share dividends and other equity distributions	99	55	99	54	98	154	150	303
Core earnings available to common shareholders	1,638	1,699	1,674	1,689	1,539	3,337	3,018	6,381
CER adjustment(1)	–	11	(1)	13	2	11	(6)	6
Core earnings available to common shareholders, CER basis	$1,638	$1,710	$1,673	$1,702	$1,541	$3,348	$3,012	$6,387
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.

Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity quarterly, as the average of common shareholders’ equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders’ equity for the year.

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Core earnings available to common shareholders	$1,638	$1,699	$1,674	$1,689	$1,539	$3,337	$3,018	$6,381
Annualized core earnings available to common shareholders	$6,588	$6,833	$6,641	$6,701	$6,173	$6,711	$6,086	$6,381
Average common shareholders’ equity (see below)	$41,947	$40,984	$40,563	$39,897	$39,881	$41,466	$40,173	$40,201
Core ROE (annualized) (%)	15.7%	16.7%	16.4%	16.8%	15.5%	16.2%	15.2%	15.9%
Average common shareholders’ equity
Total shareholders’ and other equity	$48,965	$48,250	$47,039	$47,407	$45,707	$48,965	$45,707	$47,039
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$42,305	$41,590	$40,379	$40,747	$39,047	$42,305	$39,047	$40,379
Average common shareholders’ equity	$41,947	$40,984	$40,563	$39,897	$39,881	$41,466	$40,173	$40,201

Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding. Core EPS excluding the impact of GMT is equal to core earnings available to common shareholders excluding the impact of GMT divided by diluted weighted average common shares outstanding.

Core earnings available to common shareholders excluding the impact of GMT

Core earnings available to shareholders excluding the impact of GMT is calculated as core earnings available to common shareholders less GMT included in core earnings. We believe this measure will aid investors to better understand the impact that the adoption of the Global Minimum Tax Act had on our operating performance.

For the three months ended June 30, ($ millions and post-tax)	2024
Core earnings available to common shareholders	$1,638
Less: GMT included in core earnings	(46)
Core earnings available to common shareholders excluding the impact GMT	$1,684

Manulife Financial Corporation – Second Quarter 2024	47

Core earnings related to strategic priorities

The Company measures its progress on certain strategic priorities using core earnings, including core earnings from highest potential businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings.

For the six months ended June 30, ($ millions and post-tax, unless otherwise stated)	2024	2023
Core earnings highest potential businesses(1)	$2,428	$1,874
Core earnings - All other businesses	1,063	1,294
Core earnings	3,491	3,168
Items excluded from core earnings	(1,583)	(737)
Net income (loss) attributed to shareholders	$1,908	$2,431
Highest potential businesses core earnings contribution	70%	59%
(1)	Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioural insurance products.

The effective tax rate on core earnings is equal to income tax on core earnings divided by pre-tax core earnings.

Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					YTD Results		Full Year Results

	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Per share dividend	$0.40	$0.40	$0.37	$0.37	$0.37	$0.80	$0.73	$1.46
Core EPS	$0.91	$0.94	$0.92	$0.92	$0.83	$1.85	$1.63	$3.47
Common share core dividend payout ratio	44%	43%	40%	40%	44%	43%	45%	42%

The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth / decline in the financial measure on a constant exchange rate basis, using the exchange rates for the Consolidated Statements of Income and Consolidated Statements of Financial Position effective for the second quarter of 2024.

Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout this section.

Basic EPS and diluted EPS, CER basis is equal to common shareholders’ net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

General expenses, CER basis

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
General expenses	$1,225	$1,102	$1,180	$1,042	$1,022	$2,327	$2,108	$4,330
CER adjustment(1)	–	9	3	11	11	9	16	30
General expenses, CER basis	$1,225	$1,111	$1,183	$1,053	$1,033	$2,336	$2,124	$4,360
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.

Manulife Financial Corporation – Second Quarter 2024	48

Drivers of earnings (“DOE”) is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE line items are comprised of amounts that have been included in our financial statements. The core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. The elements of the core earnings DOE are described below:

Net insurance service result represents the core earnings associated with providing insurance service to policyholders within the period including:

•

Expected earnings on insurance contracts which includes the release of risk adjustment for expired non-financial risk, the CSM recognized for service provided and expected earnings on short-term PAA insurance business.

•

Impact of new insurance business relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.

•

Insurance experience gains (losses) arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.

•	Other represents pre-tax net income on residual items in the insurance result section.

Net investment result represents the core earnings associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However, within the Consolidated Statements of Income, the results associated with these businesses would impact the total investment result. This section includes:

•

Expected investment earnings, which is the difference between expected asset returns and the associated finance income or expense from insurance and investment contract liabilities, net of investment expenses.

•

Change in expected credit loss, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.

•	Expected earnings on surplus reflects the expected investment return on surplus assets.

•	Other represents pre-tax net income on residual items in the investment result section.

Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Other represents net income associated with items outside of the net insurance service result, net investment result, Global WAM and Manulife Bank. Other includes lines attributed to core earnings such as:

•

Non-directly attributable expenses are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses exclude non-directly attributable investment expenses as they are included in the net investment result.

•	Other represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.

Manulife Financial Corporation – Second Quarter 2024	49

Net income attributed to shareholders includes the following items excluded from core earnings:

•	Market experience gains (losses) related to items excluded from core earnings that relate to changes in market variables.

•	Changes in actuarial methods and assumptions that flow directly through income related to updates in the methods and assumptions used to value insurance contract liabilities.

•	Restructuring charges includes a charge taken to reorganize operations.

•

Reinsurance transactions, tax-related items and other include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantively enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.

All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Manulife Financial Corporation – Second Quarter 2024	50

DOE Reconciliation – 2Q24

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$520	$343	$157	$–	$17	$1,037
Less: Insurance service result attributed to:
Items excluded from core earnings	(13)	(5)	43	–	1	26
NCI	17	–	–	–	–	17
Participating policyholders	47	22	–	–	–	69
Core net insurance service result	469	326	114	–	16	925
Core net insurance service result, CER adjustment(1)	–	–	–	–	–	–
Core net insurance service result, CER basis	$469	$326	$114	$–	$16	$925

Total investment result reconciliation
Total investment result per financial statements	$271	$161	$6	$(240)	$315	$513
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	380	–	(240)	–	140
Add: Consolidation and other adjustments from Other DOE line	–	(1)	–	–	(154)	(155)
Less: Net investment result attributed to:
Items excluded from core earnings	(59)	(385)	(405)	–	65	(784)
NCI	23	–	–	–	–	23
Participating policyholders	(3)	9	–	–	–	6
Core net investment result	310	156	411	–	96	973
Core net investment result, CER adjustment(1)	–	–	–	–	–	–
Core net investment result, CER basis	$310	$156	$411	$–	$96	$973

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$48	$–	$383	$–	$431
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(9)	–	(62)	–	(71)
Core earnings in Manulife Bank and Global WAM	–	57	–	445	–	502
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	–	–	–
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$57	$–	$445	$–	$502

Other reconciliation
Other revenue per financial statements	$63	$73	$27	$1,809	$(123)	$1,849
General expenses per financial statements	(79)	(155)	(32)	(828)	(131)	(1,225)
Commissions related to non-insurance contracts	(4)	(15)	1	(356)	10	(364)
Interest expenses per financial statements	(8)	(266)	(3)	(2)	(147)	(426)
Total financial statements values included in Other	(28)	(363)	(7)	623	(391)	(166)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(333)	–	623	–	290
Consolidation and other adjustments to net investment result DOE line	–	–	–	–	(154)	(154)
Less: Other attributed to:
Items excluded from core earnings	50	2	8	(1)	(7)	52
NCI	–	–	–	1	–	1
Participating policyholders	(2)	–	–	–	–	(2)
Add: Participating policyholders’ earnings transfer to shareholders	8	2	–	–	–	10
Other core earnings	(68)	(30)	(15)	–	(230)	(343)
Other core earnings, CER adjustment(1)	–	–	–	–	–	–
Other core earnings, CER basis	$(68)	$(30)	$(15)	$–	$(230)	$(343)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(115)	$(39)	$(21)	$(32)	$(45)	$(252)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(43)	74	74	14	(37)	82
NCI	(2)	–	–	–	–	(2)
Participating policyholders	(6)	(6)	–	–	–	(12)
Core income tax (expenses) recoveries	(64)	(107)	(95)	(46)	(8)	(320)
Core income tax (expenses) recoveries, CER adjustment(1)	–	–	–	–	–	–
Core income tax (expenses) recoveries, CER basis	$(64)	$(107)	$(95)	$(46)	$(8)	$(320)
(1) The impact of updating foreign exchange rates to that which was used in 2Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2024	51

DOE Reconciliation – 1Q24

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q24
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$547	$284	$119	$–	$28	$978
Less: Insurance service result attributed to:
Items excluded from core earnings	11	(3)	2	–	(1)	9
NCI	33	–	–	–	–	33
Participating policyholders	48	24	–	–	–	72
Core net insurance service result	455	263	117	–	29	864
Core net insurance service result, CER adjustment(1)	2	–	2	–	–	4
Core net insurance service result, CER basis	$457	$263	$119	$–	$29	$868

Total investment result reconciliation
Total investment result per financial statements	$54	$453	$(290)	$(230)	$361	$348
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	396	–	(230)	–	166
Add: Consolidation and other adjustments from Other DOE line	–	(1)	–	–	(156)	(157)
Less: Net investment result attributed to:
Items excluded from core earnings	(291)	(100)	(720)	–	106	(1,005)
NCI	40	–	–	–	–	40
Participating policyholders	(3)	7	–	–	–	4
Core net investment result	308	149	430	–	99	986
Core net investment result, CER adjustment(1)	(1)	–	6	–	–	5
Core net investment result, CER basis	$307	$149	$436	$–	$99	$991

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$65	$–	$426	$–	$491
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	4	–	11	–	15
Core earnings in Manulife Bank and Global WAM	–	61	–	415	–	476
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	3	–	3
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$61	$–	$418	$–	$479

Other reconciliation
Other revenue per financial statements	$55	$75	$39	$1,750	$(111)	$1,808
General expenses per financial statements	(56)	(142)	(21)	(743)	(140)	(1,102)
Commissions related to non-insurance contracts	–	(18)	3	(349)	8	(356)
Interest expenses per financial statements	(6)	(271)	(4)	(2)	(141)	(424)
Total financial statements values included in Other	(7)	(356)	17	656	(384)	(74)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(331)	–	656	–	325
Consolidation and other adjustments to net investment result DOE line	–	(1)	–	–	(156)	(157)
Less: Other attributed to:
Items excluded from core earnings	39	(3)	9	–	9	54
NCI	–	–	–	–	–	–
Participating policyholders	1	–	–	–	–	1
Add: Participating policyholders’ earnings transfer to shareholders	8	3	–	–	–	11
Other core earnings	(39)	(18)	8	–	(237)	(286)
Other core earnings, CER adjustment(1)	–	–	–	–	–	–
Other core earnings, CER basis	$(39)	$(18)	$8	$–	$(237)	$(286)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(150)	$(83)	$46	$(61)	$(32)	$(280)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(53)	11	149	(3)	(65)	39
NCI	(18)	–	–	–	–	(18)
Participating policyholders	(12)	(3)	–	–	–	(15)
Core income tax (expenses) recoveries	(67)	(91)	(103)	(58)	33	(286)
Core income tax (expenses) recoveries, CER adjustment(1)	–	–	(1)	–	–	(1)
Core income tax (expenses) recoveries, CER basis	$(67)	$(91)	$(104)	$(58)	$33	$(287)
(1) The impact of updating foreign exchange rates to that which was used in 2Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2024	52

DOE Reconciliation – 4Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$644	$306	$195	$–	$91	$1,236
Less: Insurance service result attributed to:
Items excluded from core earnings	130	12	21	–	(2)	161
NCI	19	–	–	–	1	20
Participating policyholders	60	39	–	–	–	99
Core net insurance service result	435	255	174	–	92	956
Core net insurance service result, CER adjustment(1)	(3)	–	2	–	–	(1)
Core net insurance service result, CER basis	$432	$255	$176	$–	$92	$955

Total investment result reconciliation
Total investment result per financial statements	$285	$511	$72	$(139)	$344	$1,073
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	377	–	(139)	–	238
Add: Consolidation and other adjustments from Other DOE line	–	3	–	–	(162)	(159)
Less: Net investment result attributed to:
Items excluded from core earnings	(47)	9	(359)	–	39	(358)
NCI	37	–	–	–	–	37
Participating policyholders	50	(10)	–	–	–	40
Core net investment result	245	138	431	–	143	957
Core net investment result, CER adjustment(1)	(4)	–	2	–	1	(1)
Core net investment result, CER basis	$241	$138	$433	$–	$144	$956

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$72	$–	$424	$–	$496
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	8	–	16	–	24
Core earnings in Manulife Bank and Global WAM	–	64	–	408	–	472
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	1	–	1
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$64	$–	$409	$–	$473

Other reconciliation
Other revenue per financial statements	$(16)	$75	$8	$1,688	$(36)	$1,719
General expenses per financial statements	(59)	(136)	(28)	(793)	(164)	(1,180)
Commissions related to non-insurance contracts	(3)	(12)	1	(330)	9	(335)
Interest expenses per financial statements	(4)	(246)	(4)	(2)	(134)	(390)
Total financial statements values included in Other	(82)	(319)	(23)	563	(325)	(186)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(305)	–	564	–	259
Consolidation and other adjustments to net investment result DOE line	–	3	–	–	(162)	(159)
Less: Other attributed to:
Items excluded from core earnings	(26)	4	(5)	(2)	79	50
NCI	(2)	–	–	1	–	(1)
Participating policyholders	(4)	(1)	–	–	–	(5)
Add: Participating policyholders’ earnings transfer to shareholders	10	2	–	–	–	12
Other core earnings	(40)	(18)	(18)	–	(242)	(318)
Other core earnings, CER adjustment(1)	1	–	–	–	(1)	–
Other core earnings, CER basis	$(39)	$(18)	$(18)	$–	$(243)	$(318)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(109)	$(116)	$(46)	$(58)	$7	$(322)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(6)	(20)	67	(3)	(30)	8
NCI	(17)	–	–	–	–	(17)
Participating policyholders	(10)	(9)	–	–	–	(19)
Core income tax (expenses) recoveries	(76)	(87)	(113)	(55)	37	(294)
Core income tax (expenses) recoveries, CER adjustment(1)	–	–	(1)	–	1	–
Core income tax (expenses) recoveries, CER basis	$(76)	$(87)	$(114)	$(55)	$38	$(294)
(1) The impact of updating foreign exchange rates to that which was used in 2Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2024	53

DOE Reconciliation – 3Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	3Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$467	$366	$108	$–	$64	$1,005
Less: Insurance service result attributed to:
Items excluded from core earnings	(112)	11	(51)	–	(1)	(153)
NCI	15	–	–	–	–	15
Participating policyholders	177	21	–	–	–	198
Core net insurance service result	387	334	159	–	65	945
Core net insurance service result, CER adjustment(1)	1	–	3	–	1	5
Core net insurance service result, CER basis	$388	$334	$162	$–	$66	$950

Total investment result reconciliation
Total investment result per financial statements	$4	$389	$(45)	$(303)	$273	$318
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	380	–	(303)	–	77
Add: Consolidation and other adjustments from Other DOE line	–	(23)	–	–	(131)	(154)
Less: Net investment result attributed to:
Items excluded from core earnings	(274)	(130)	(418)	–	(5)	(827)
NCI	17	–	–	–	–	17
Participating policyholders	28	(21)	–	–	–	7
Core net investment result	233	137	373	–	147	890
Core net investment result, CER adjustment(1)	(3)	–	7	–	–	4
Core net investment result, CER basis	$230	$137	$380	$–	$147	$894

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$55	$–	$365	$–	$420
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(11)	–	(55)	–	(66)
Core earnings in Manulife Bank and Global WAM	–	66	–	420	–	486
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	4	–	4
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$66	$–	$424	$–	$490

Other reconciliation
Other revenue per financial statements	$26	$53	$31	$1,709	$(174)	$1,645
General expenses per financial statements	(52)	(128)	(29)	(703)	(129)	(1,041)
Commissions related to non-insurance contracts	(3)	(14)	6	(334)	9	(336)
Interest expenses per financial statements	(3)	(290)	(3)	(1)	(119)	(416)
Total financial statements values included in Other	(32)	(379)	5	671	(413)	(148)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(325)	–	670	–	345
Consolidation and other adjustments to net investment result DOE line	–	(23)	–	–	(132)	(155)
Less: Other attributed to:
Items excluded from core earnings	5	(4)	2	–	(49)	(46)
NCI	2	–	–	1	–	3
Participating policyholders	3	(5)	–	–	–	(2)
Add: Participating policyholders’ earnings transfer to shareholders	6	2	–	–	–	8
Other core earnings	(36)	(20)	3	–	(232)	(285)
Other core earnings, CER adjustment(1)	–	–	1	–	–	1
Other core earnings, CER basis	$(36)	$(20)	$4	$–	$(232)	$(284)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(135)	$(94)	$4	$(48)	$324	$51
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(58)	16	97	12	294	361
NCI	(9)	–	–	(1)	–	(10)
Participating policyholders	(6)	(1)	–	–	–	(7)
Core income tax (expenses) recoveries	(62)	(109)	(93)	(59)	30	(293)
Core income tax (expenses) recoveries, CER adjustment(1)	1	–	(2)	–	–	(1)
Core income tax (expenses) recoveries, CER basis	$(61)	$(109)	$(95)	$(59)	$30	$(294)
(1) The impact of updating foreign exchange rates to that which was used in 2Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2024	54

DOE Reconciliation – 2Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q23
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$460	$262	$131	$–	$34	$887
Less: Insurance service result attributed to:
Items excluded from core earnings	(44)	(4)	(26)	–	1	(73)
NCI	13	–	–	–	–	13
Participating policyholders	122	21	–	–	–	143
Core net insurance service result	369	245	157	–	33	804
Core net insurance service result, CER adjustment(1)	(7)	–	4	–	1	(2)
Core net insurance service result, CER basis	$362	$245	$161	$–	$34	$802

Total investment result reconciliation
Total investment result per financial statements	$(96)	$354	$105	$(244)	$478	$597
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	342	–	(244)	–	98
Add: Consolidation and other adjustments from Other DOE line	–	–	–	–	(127)	(127)
Less: Net investment result attributed to:
Items excluded from core earnings	(318)	(184)	(319)	–	183	(638)
NCI	14	–	–	–	–	14
Participating policyholders	(7)	14	–	–	–	7
Core net investment result	215	182	424	–	168	989
Core net investment result, CER adjustment(1)	(9)	1	7	–	–	(1)
Core net investment result, CER basis	$206	$183	$431	$–	$168	$988

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$59	$–	$362	$–	$421
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	–	–	(3)	–	(3)
Core earnings in Manulife Bank and Global WAM	–	59	–	365	–	424
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	3	–	3
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$59	$–	$368	$–	$427

Other reconciliation
Other revenue per financial statements	$47	$72	$16	$1,647	$(91)	$1,691
General expenses per financial statements	(61)	(127)	(25)	(709)	(101)	(1,023)
Commissions related to non-insurance contracts	(2)	(13)	(3)	(329)	11	(336)
Interest expenses per financial statements	(3)	(236)	(4)	(5)	(133)	(381)
Total financial statements values included in Other	(19)	(304)	(16)	604	(314)	(49)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(283)	–	604	–	321
Consolidation and other adjustments to net investment result DOE line	–	–	–	–	(126)	(126)
Less: Other attributed to:
Items excluded from core earnings	23	(1)	(3)	–	19	38
NCI	4	–	–	–	–	4
Participating policyholders	1	(3)	–	–	–	(2)
Add: Participating policyholders’ earnings transfer to shareholders	9	2	–	–	–	11
Other core earnings	(38)	(15)	(13)	–	(207)	(273)
Other core earnings, CER adjustment(1)	2	–	(1)	–	–	1
Other core earnings, CER basis	$(36)	$(15)	$(14)	$–	$(207)	$(272)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(91)	$(64)	$(37)	$(44)	$(29)	$(265)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(4)	42	73	1	(47)	65
NCI	(6)	–	–	–	–	(6)
Participating policyholders	(8)	(9)	–	–	–	(17)
Core income tax (expenses) recoveries	(73)	(97)	(110)	(45)	18	(307)
Core income tax (expenses) recoveries, CER adjustment(1)	3	–	(1)	–	(1)	1
Core income tax (expenses) recoveries, CER basis	$(70)	$(97)	$(111)	$(45)	$17	$(306)
(1) The impact of updating foreign exchange rates to that which was used in 2Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2024	55

DOE Reconciliation – YTD 2024

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2024
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$1,067	$627	$276	$–	$45	$2,015
Less: Insurance service result attributed to:
Items excluded from core earnings	(2)	(8)	45	–	–	35
NCI	50	–	–	–	–	50
Participating policyholders	95	46	–	–	–	141
Core net insurance service result	924	589	231	–	45	1,789
Core net insurance service result, CER adjustment(1)	2	–	2	–	–	4
Core net insurance service result, CER basis	$926	$589	$233	$–	$45	$1,793

Total investment result reconciliation
Total investment result per financial statements	$325	$614	$(284)	$(470)	$676	$861
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	776	–	(470)	–	306
Add: Consolidation and other adjustments from Other DOE line	–	(2)	–	–	(310)	(312)
Less: Net investment result attributed to:
Items excluded from core earnings	(350)	(485)	(1,125)	–	171	(1,789)
NCI	63	–	–	–	–	63
Participating policyholders	(6)	16	–	–	–	10
Core net investment result	618	305	841	–	195	1,959
Core net investment result, CER adjustment(1)	(1)	–	6	–	–	5
Core net investment result, CER basis	$617	$305	$847	$–	$195	$1,964

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$113	$–	$809	$–	$922
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	(5)	–	(51)	–	(56)
Core earnings in Manulife Bank and Global WAM	–	118	–	860	–	978
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	3	–	3
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$118	$–	$863	$–	$981

Other reconciliation
Other revenue per financial statements	$118	$148	$66	$3,559	$(234)	$3,657
General expenses per financial statements	(135)	(297)	(53)	(1,571)	(271)	(2,327)
Commissions related to non-insurance contracts	(4)	(33)	4	(705)	18	(720)
Interest expenses per financial statements	(14)	(537)	(7)	(4)	(288)	(850)
Total financial statements values included in Other	(35)	(719)	10	1,279	(775)	(240)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(664)	–	1,279	–	615
Consolidation and other adjustments to net investment result DOE line	–	(1)	–	–	(310)	(311)
Less: Other attributed to:
Items excluded from core earnings	89	(1)	17	(1)	2	106
NCI	–	–	–	1	–	1
Participating policyholders	(1)	–	–	–	–	(1)
Add: Participating policyholders’ earnings transfer to shareholders	16	5	–	–	–	21
Other core earnings	(107)	(48)	(7)	–	(467)	(629)
Other core earnings, CER adjustment(1)	–	–	–	–	–	–
Other core earnings, CER basis	$(107)	$(48)	$(7)	$–	$(467)	$(629)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(265)	$(122)	$25	$(93)	$(77)	$(532)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(96)	85	223	11	(102)	121
NCI	(20)	–	–	–	–	(20)
Participating policyholders	(18)	(9)	–	–	–	(27)
Core income tax (expenses) recoveries	(131)	(198)	(198)	(104)	25	(606)
Core income tax (expenses) recoveries, CER adjustment(1)	–	–	(1)	–	–	(1)
Core income tax (expenses) recoveries, CER basis	$(131)	$(198)	$(199)	$(104)	$25	$(607)
(1) The impact of updating foreign exchange rates to that which was used in 2Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2024	56

DOE Reconciliation – YTD 2023

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	YTD 2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$830	$521	$304	$–	$81	$1,736
Less: Insurance service result attributed to:
Items excluded from core earnings	(18)	(4)	(25)	–	–	(47)
NCI	53	–	–	–	–	53
Participating policyholders	71	47	–	–	–	118
Core net insurance service result	724	478	329	–	81	1,612
Core net insurance service result, CER adjustment(1)	(14)	–	6	–	1	(7)
Core net insurance service result, CER basis	$710	$478	$335	$–	$82	$1,605

Total investment result reconciliation
Total investment result per financial statements	$189	$817	$206	$(504)	$859	$1,567
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	688	–	(504)	–	184
Add: Consolidation and other adjustments from Other DOE line	–	–	–	–	(264)	(264)
Less: Net investment result attributed to:
Items excluded from core earnings	(284)	(224)	(519)	–	264	(763)
NCI	38	–	–	–	–	38
Participating policyholders	(4)	14	–	–	–	10
Core net investment result	439	339	725	–	331	1,834
Core net investment result, CER adjustment(1)	(21)	1	11	–	–	(9)
Core net investment result, CER basis	$418	$340	$736	$–	$331	$1,825

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$124	$–	$707	$–	$831
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	5	–	10	–	15
Core earnings in Manulife Bank and Global WAM	–	119	–	697	–	816
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	5	–	5
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$119	$–	$702	$–	$821

Other reconciliation
Other revenue per financial statements	$57	$144	$40	$3,312	$(171)	$3,382
General expenses per financial statements	(109)	(250)	(99)	(1,435)	(216)	(2,109)
Commissions related to non-insurance contracts	(4)	(29)	(4)	(658)	21	(674)
Interest expenses per financial statements	(5)	(468)	(8)	(10)	(257)	(748)
Total financial statements values included in Other	(61)	(603)	(71)	1,209	(623)	(149)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(564)	–	1,209	–	645
Consolidation and other adjustments to net investment result DOE line	–	–	–	–	(263)	(263)
Less: Other attributed to:
Items excluded from core earnings	14	(2)	(56)	–	55	11
NCI	4	–	–	–	–	4
Participating policyholders	(1)	(6)	–	–	–	(7)
Add: Participating policyholders’ earnings transfer to shareholders	18	4	–	–	–	22
Other core earnings	(60)	(27)	(15)	–	(415)	(517)
Other core earnings, CER adjustment(1)	3	–	(1)	–	–	2
Other core earnings, CER basis	$(57)	$(27)	$(16)	$–	$(415)	$(515)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(196)	$(163)	$(70)	$(92)	$(53)	$(574)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(25)	34	126	(2)	(85)	48
NCI	(16)	–	–	–	–	(16)
Participating policyholders	(14)	(15)	–	–	–	(29)
Core income tax (expenses) recoveries	(141)	(182)	(196)	(90)	32	(577)
Core income tax (expenses) recoveries, CER adjustment(1)	6	–	(2)	–	(1)	3
Core income tax (expenses) recoveries, CER basis	$(135)	$(182)	$(198)	$(90)	$31	$(574)
(1) The impact of updating foreign exchange rates to that which was used in 2Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2024	57

DOE Reconciliation – 2023

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation
Total insurance service result – financial statements	$1,941	$1,193	$607	$–	$236	$3,977
Less: Insurance service result attributed to:
Items excluded from core earnings	–	19	(55)	–	(3)	(39)
NCI	87	–	–	–	1	88
Participating policyholders	308	107	–	–	–	415
Core net insurance service result	1,546	1,067	662	–	238	3,513
Core net insurance service result, CER adjustment(1)	(16)	–	9	–	3	(4)
Core net insurance service result, CER basis	$1,530	$1,067	$671	$–	$241	$3,509

Total investment result reconciliation
Total investment result per financial statements	$478	$1,717	$233	$(946)	$1,476	$2,958
Less: Reclassify Manulife Bank(2) and Global WAM to their own DOE lines	–	1,445	–	(946)	–	499
Add: Consolidation and other adjustments from Other DOE line	–	(20)	–	–	(557)	(577)
Less: Net investment result attributed to:
Items excluded from core earnings	(605)	(345)	(1,296)	–	298	(1,948)
NCI	92	–	–	–	–	92
Participating policyholders	74	(17)	–	–	–	57
Core net investment result	917	614	1,529	–	621	3,681
Core net investment result, CER adjustment(1)	(28)	–	21	–	1	(6)
Core net investment result, CER basis	$889	$614	$1,550	$–	$622	$3,675

Manulife Bank and Global WAM by DOE line reconciliation
Manulife Bank and Global WAM net income attributed to shareholders	$–	$251	$–	$1,496	$–	$1,747
Less: Manulife Bank and Global WAM attributed to:
Items excluded from core earnings	–	2	–	(29)	–	(27)
Core earnings in Manulife Bank and Global WAM	–	249	–	1,525	–	1,774
Core earnings in Manulife Bank and Global WAM, CER adjustment(1)	–	–	–	10	–	10
Core earnings in Manulife Bank and Global WAM, CER basis	$–	$249	$–	$1,535	$–	$1,784

Other reconciliation
Other revenue per financial statements	$67	$272	$79	$6,709	$(381)	$6,746
General expenses per financial statements	(220)	(514)	(156)	(2,931)	(509)	(4,330)
Commissions related to non-insurance contracts	(10)	(55)	3	(1,322)	39	(1,345)
Interest expenses per financial statements	(12)	(1,004)	(15)	(13)	(510)	(1,554)
Total financial statements values included in Other	(175)	(1,301)	(89)	2,443	(1,361)	(483)
Less: Reclassifications:
Manulife Bank and Global WAM to their own DOE lines	–	(1,194)	–	2,443	–	1,249
Consolidation and other adjustments to net investment result DOE line	–	(20)	–	–	(557)	(577)
Less: Other attributed to:
Items excluded from core earnings	(7)	(2)	(59)	(2)	85	15
NCI	4	–	–	2	–	6
Participating policyholders	(2)	(12)	–	–	–	(14)
Add: Participating policyholders’ earnings transfer to shareholders	34	8	–	–	–	42
Other core earnings	(136)	(65)	(30)	–	(889)	(1,120)
Other core earnings, CER adjustment(1)	4	–	–	–	–	4
Other core earnings, CER basis	$(132)	$(65)	$(30)	$–	$(889)	$(1,116)

Income tax (expenses) recoveries reconciliation
Income tax (expenses) recoveries per financial statements	$(440)	$(373)	$(112)	$(198)	$278	$(845)
Less: Income tax (expenses) recoveries attributed to:
Items excluded from core earnings	(89)	30	290	7	179	417
NCI	(42)	–	–	(1)	–	(43)
Participating policyholders	(30)	(25)	–	–	–	(55)
Core income tax (expenses) recoveries	(279)	(378)	(402)	(204)	99	(1,164)
Core income tax (expenses) recoveries, CER adjustment(1)	7	–	(5)	–	–	2
Core income tax (expenses) recoveries, CER basis	$(272)	$(378)	$(407)	$(204)	$99	$(1,162)
(1) The impact of updating foreign exchange rates to that which was used in 2Q24. (2) Manulife Bank is part of Canada segment.

Manulife Financial Corporation – Second Quarter 2024	58

The contractual service margin (“CSM”) is a liability that represents future unearned profits on insurance contracts written. It is a component of our insurance and reinsurance contract liabilities on our Statement of Financial Position and includes amounts attributed to common shareholders, participating policyholders and NCI.

In 2023, we included amounts attributed to common shareholders, participating policyholders and NCI in our reporting of changes in the CSM. Effective January 1, 2024, we no longer include amounts related to NCI in this reporting, and prior year amounts have been restated. In addition, the new business CSM reconciliation has been adjusted to remove NCI information.

Changes in the CSM net of NCI are classified as organic and inorganic. CSM growth is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.

Changes in CSM net of NCI that are classified as organic include the following impacts:

•

Impact of new insurance business (“impact of new business” or “new business CSM”) is the impact from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact from entering into new in-force reinsurance contracts which would generally be considered a management action.

•

Expected movement related to finance income or expenses (“interest accretion”) includes interest accreted on the CSM net of NCI during the period and the expected change on VFA contracts if returns are as expected.

•	CSM recognized for service provided (“CSM amortization”) is the portion of the CSM net of NCI that is recognized in net income for service provided in the period; and

•

Insurance experience gains (losses) and other is primarily the change from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.

Changes in CSM net of NCI that are classified as inorganic include:

•	Changes in actuarial methods and assumptions that adjust the CSM;

•	Effect of movement in exchange rates over the reporting period;

•	Impact of markets; and

•

Reinsurance transactions, tax-related and other items that reflects the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantively enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.

Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. Post-tax CSM net of NCI is used in the adjusted book value per share calculation and is calculated as the CSM net of NCI adjusted for the marginal income tax rate in the jurisdictions that report this balance.

New business CSM growth is the percentage change in the new business CSM compared with a prior period on a constant exchange rate basis.

Manulife Financial Corporation – Second Quarter 2024	59

CSM and post-tax CSM information

($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023
CSM	$21,760	$22,075	$21,301	$18,149	$18,103
Less: CSM for NCI	1,002	986	861	780	680
CSM, net of NCI	$20,758	$21,089	$20,440	$17,369	$17,423
CER adjustment(1)	–	23	264	18	214
CSM, net of NCI, CER basis	$20,758	$21,112	$20,704	$17,387	$17,637
CSM by segment
Asia	$13,456	$13,208	$12,617	$10,030	$9,630
Asia NCI	1,002	986	861	780	680
Canada	3,769	4,205	4,060	3,662	3,656
U.S.	3,522	3,649	3,738	3,651	4,106
Corporate and Other	11	27	25	26	31
CSM	$21,760	$22,075	$21,301	$18,149	$18,103
CSM, CER adjustment(1)
Asia	$–	$(18)	$123	$(25)	$77
Asia NCI	–	4	11	11	21
Canada	–	–	–	–	–
U.S.	–	41	141	43	137
Corporate and Other	–	–	–	–	–
Total	$–	$27	$275	$29	$235
CSM, CER basis
Asia	$13,456	$13,190	$12,740	$10,005	$9,707
Asia NCI	1,002	990	872	791	701
Canada	3,769	4,205	4,060	3,662	3,656
U.S.	3,522	3,690	3,879	3,694	4,243
Corporate and Other	11	27	25	26	31
Total CSM, CER basis	$21,760	$22,102	$21,576	$18,178	$18,338
Post-tax CSM
CSM	$21,760	$22,075	$21,301	$18,149	$18,103
Marginal tax rate on CSM	(2,576)	(2,650)	(2,798)	(2,474)	(2,645)
Post-tax CSM	$19,184	$19,425	$18,503	$15,675	$15,458
CSM, net of NCI	$20,758	$21,089	$20,440	$17,369	$17,423
Marginal tax rate on CSM net of NCI	(2,468)	(2,542)	(2,692)	(2,377)	(2,546)
Post-tax CSM net of NCI	$18,290	$18,547	$17,748	$14,992	$14,877
(1)	The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 2Q24.

Manulife Financial Corporation – Second Quarter 2024	60

New business CSM(1) detail, CER basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
New business CSM
Hong Kong	$200	$168	$199	$167	$191	$368	$310	$676
Japan	90	48	42	29	19	138	55	126
Asia Other	188	275	173	206	222	463	368	747
International High Net Worth								231
Mainland China								138
Singapore								244
Vietnam								87
Other Emerging Markets								47
Asia	478	491	414	402	432	969	733	1,549
Canada	76	70	70	51	57	146	103	224
U.S.	74	97	142	54	103	171	198	394
Total new business CSM	$628	$658	$626	$507	$592	$1,286	$1,034	$2,167
New business CSM, CER adjustment(2),(3)
Hong Kong	$–	$2	$2	$4	$4	$2	$5	$–
Japan	–	(1)	(3)	(2)	(2)	(1)	(7)	(8)
Asia Other	–	2	–	3	–	2	(4)	(5)
International High Net Worth								1
Mainland China								(1)
Singapore								–
Vietnam								(4)
Other Emerging Markets								(1)
Asia	–	3	(1)	5	2	3	(6)	(13)
Canada	–	–	(1)	1	(1)	–	(1)	–
U.S.	–	2	1	1	1	2	3	(1)
Total new business CSM	$–	$5	$(1)	$7	$2	$5	$(4)	$(14)
New business CSM, CER basis
Hong Kong	$200	$170	$201	$171	$195	$370	$315	$676
Japan	90	47	39	27	17	137	48	118
Asia Other	188	277	173	209	222	465	364	742
International High Net Worth								232
Mainland China								137
Singapore								244
Vietnam								83
Other Emerging Markets								46
Asia	478	494	413	407	434	972	727	1,536
Canada	76	70	69	52	56	146	102	224
U.S.	74	99	143	55	104	173	201	393
Total new business CSM, CER basis	$628	$663	$625	$514	$594	$1,291	$1,030	$2,153

(1)  New business CSM is net of NCI.

(2)  The impact of updating foreign exchange rates to that which was used in 2Q24.

(3)  New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Manulife Financial Corporation – Second Quarter 2024	61

Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Net income (loss) attributed to shareholders:
Asia	$582	$363	$615	$84	$130	$945	$649	$1,348
Canada	79	273	365	290	227	352	536	1,191
U.S.	135	(108)	198	72	183	27	369	639
Global WAM	350	365	365	318	317	715	614	1,297
Corporate and Other	(104)	(27)	116	249	168	(131)	263	628
Total net income (loss) attributed to shareholders	1,042	866	1,659	1,013	1,025	1,908	2,431	5,103
Preferred share dividends and other equity distributions	(99)	(55)	(99)	(54)	(98)	(154)	(150)	(303)
Common shareholders’ net income (loss)	$943	$811	$1,560	$959	$927	$1,754	$2,281	$4,800
CER adjustment(1)
Asia	$–	$4	$10	$5	$20	$4	$23	$38
Canada	–	2	(2)	1	2	2	(1)	(2)
U.S.	–	(2)	–	–	15	(2)	17	17
Global WAM	–	4	1	5	5	4	6	12
Corporate and Other	–	2	1	(2)	(16)	2	(19)	(20)
Total net income (loss) attributed to shareholders	–	10	10	9	26	10	26	45
Preferred share dividends and other equity distributions	–	–	–	–	–	–	–	–
Common shareholders’ net income (loss)	$–	$10	$10	$9	$26	$10	$26	$45
Net income (loss) attributed to shareholders, CER basis
Asia	$582	$367	$625	$89	$150	$949	$672	$1,386
Canada	79	275	363	291	229	354	535	1,189
U.S.	135	(110)	198	72	198	25	386	656
Global WAM	350	369	366	323	322	719	620	1,309
Corporate and Other	(104)	(25)	117	247	152	(129)	244	608
Total net income (loss) attributed to shareholders, CER basis	1,042	876	1,669	1,022	1,051	1,918	2,457	5,148
Preferred share dividends and other equity distributions, CER basis	(99)	(55)	(99)	(54)	(98)	(154)	(150)	(303)
Common shareholders’ net income (loss), CER basis	$943	$821	$1,570	$968	$953	$1,764	$2,307	$4,845
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$424	$270	$452	$63	$96	$694	$480	$995
CER adjustment, US $(1)	–	(2)	5	1	13	(2)	10	16
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$424	$268	$457	$64	$109	$692	$490	$1,011
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,042	$866	$1,659	$1,013	$1,025	$1,908	$2,431	$5,103
Tax on net income attributed to shareholders	238	247	288	(67)	242	485	529	750
Net income (loss) attributed to shareholders (pre-tax)	1,280	1,113	1,947	946	1,267	2,393	2,960	5,853
CER adjustment(1)	–	14	1	4	31	14	18	23
Net income (loss) attributed to shareholders (pre-tax), CER basis	$1,280	$1,127	$1,948	$950	$1,298	$2,407	$2,978	$5,876
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the respective reporting period.

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.

Our Global WAM business also manages assets on behalf of other segments of the Company. Global WAM-managed AUMA is a financial measure equal to the sum of Global WAM’s AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

Manulife Financial Corporation – Second Quarter 2024	62

AUM and AUMA reconciliations

(Canadian $ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	June 30, 2024						June 30, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$26,045	$–	$–	$–	$26,045	$–	$–
Derivative reclassification(1)	–	–	–	–	5,546	5,546	–	–
Invested assets excluding above items	148,153	77,422	130,453	8,989	14,011	379,028	108,216	95,335
Total	148,153	103,467	130,453	8,989	19,557	410,619	108,216	95,335
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,380	–	3,380	–	–
Segregated funds net assets – Other(2)	26,468	36,595	72,950	266,759	(46)	402,726	19,333	53,313
Total	26,468	36,595	72,950	270,139	(46)	406,106	19,333	53,313
AUM per financial statements	174,621	140,062	203,403	279,128	19,511	816,725	127,549	148,648
Mutual funds	–	–	–	304,214	–	304,214	–	–
Institutional asset management(3)	–	–	–	142,314	–	142,314	–	–
Other funds	–	–	–	17,202	–	17,202	–	–
Total AUM	174,621	140,062	203,403	742,858	19,511	1,280,455	127,549	148,648
Assets under administration	–	–	–	201,064	–	201,064	–	–
Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519	$127,549	$148,648
Total AUMA, US $(4)						$1,082,705
Total AUMA	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519
CER adjustment(5)	–	–	–	–	–	–
Total AUMA, CER basis	$174,621	$140,062	$203,403	$943,922	$19,511	$1,481,519
Global WAM Managed AUMA
Global WAM AUMA				$943,922
AUM managed by Global WAM for Manulife’s other segments				211,773
Total				$1,155,695
(1)	Corporate and Other amount is related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.
(2)	Corporate and Other segregated funds net assets represent elimination of amounts held by the Company.
(3)	Institutional asset management excludes Institutional segregated funds net assets.
(4)	US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.
(5)	The impact of updating foreign exchange rates to that which was used in 2Q24.

Manulife Financial Corporation – Second Quarter 2024	63

AUM and AUMA reconciliations

(Canadian $ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	March 31, 2024						March 31, 2024
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,420	$–	$–	$–	$25,420	$–	$–
Derivative reclassification(1)	–	–	–	–	5,114	5,114	–	–
Invested assets excluding above items	144,720	84,075	129,896	8,133	13,318	380,142	106,881	95,988
Total	144,720	109,495	129,896	8,133	18,432	410,676	106,881	95,988
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,334	–	3,334	–	–
Segregated funds net assets – Other(2)	26,203	37,218	72,547	262,854	(47)	398,775	19,360	53,609
Total	26,203	37,218	72,547	266,188	(47)	402,109	19,360	53,609
AUM per financial statements	170,923	146,713	202,443	274,321	18,385	812,785	126,241	149,597
Mutual funds	–	–	–	300,178	–	300,178	–	–
Institutional asset management(3)	–	–	–	121,263	–	121,263	–	–
Other funds	–	–	–	16,981	–	16,981	–	–
Total AUM	170,923	146,713	202,443	712,743	18,385	1,251,207	126,241	149,597
Assets under administration	–	–	–	198,698	–	198,698	–	–
Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905	$126,241	$149,597
Total AUMA, US $(4)						$1,071,424
Total AUMA	$170,923	$146,713	$202,443	$911,441	$18,385	$1,449,905
CER adjustment(5)	410	–	2,267	6,154	–	8,831
Total AUMA, CER basis	$171,333	$146,713	$204,710	$917,595	$18,385	$1,458,736
Global WAM Managed AUMA
Global WAM AUMA				$911,441
AUM managed by Global WAM for Manulife’s other segments				211,528
Total				$1,122,969

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at June 30, 2024 above.

Manulife Financial Corporation – Second Quarter 2024	64

AUM and AUMA reconciliations

(Canadian $ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	December 31, 2023						December 31, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,321	$–	$–	$–	$25,321	$–	$–
Derivative reclassification(1)	–	–	–	–	3,201	3,201	–	–
Invested assets excluding above items	144,433	86,135	133,959	7,090	17,071	388,688	109,533	101,592
Total	144,433	111,456	133,959	7,090	20,272	417,210	109,533	101,592
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,328	–	3,328	–	–
Segregated funds net assets – Other(2)	24,854	36,085	68,585	244,738	(46)	374,216	18,846	52,014
Total	24,854	36,085	68,585	248,066	(46)	377,544	18,846	52,014
AUM per financial statements	169,287	147,541	202,544	255,156	20,226	794,754	128,379	153,606
Mutual funds	–	–	–	277,365	–	277,365	–	–
Institutional asset management(3)	–	–	–	119,161	–	119,161	–	–
Other funds	–	–	–	15,435	–	15,435	–	–
Total AUM	169,287	147,541	202,544	667,117	20,226	1,206,715	128,379	153,606
Assets under administration	–	–	–	182,046	–	182,046	–	–
Total AUMA	$169,287	$147,541	$202,544	$849,163	$20,226	$1,388,761	$128,379	$153,606
Total AUMA, US $(4)						$1,053,209
Total AUMA	$169,287	$147,541	$202,544	$849,163	$20,226	$1,388,761
CER adjustment(5)	1,850	–	7,620	20,009	–	29,479
Total AUMA, CER basis	$171,137	$147,541	$210,164	$869,172	$20,226	$1,418,240
Global WAM Managed AUMA
Global WAM AUMA				$849,163
AUM managed by Global WAM for Manulife’s other segments				205,814
Total				$1,054,977

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at June 30, 2024 above.

Manulife Financial Corporation – Second Quarter 2024	65

AUM and AUMA reconciliations

(Canadian $ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	September 30, 2023						September 30, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,123	$–	$–	$–	$25,123	$–	$–
Derivative reclassification(1)	–	–	–	–	8,141	8,141	–	–
Invested assets excluding above items	135,820	78,377	128,790	6,723	15,762	365,472	100,438	95,259
Total	135,820	103,500	128,790	6,723	23,903	398,736	100,438	95,259
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,477	–	3,477	–	–
Segregated funds net assets – Other(2)	23,769	34,448	64,796	230,469	(47)	353,435	17,587	47,926
Total	23,769	34,448	64,796	233,946	(47)	356,912	17,587	47,926
AUM per financial statements	159,589	137,948	193,586	240,669	23,856	755,648	118,025	143,185
Mutual funds	–	–	–	266,069	–	266,069	–	–
Institutional asset management(3)	–	–	–	111,754	–	111,754	–	–
Other funds	–	–	–	14,359	–	14,359	–	–
Total AUM	159,589	137,948	193,586	632,851	23,856	1,147,830	118,025	143,185
Assets under administration	–	–	–	173,897	–	173,897	–	–
Total AUMA	$159,589	$137,948	$193,586	$806,748	$23,856	$1,321,727	$118,025	$143,185
Total AUMA, US $(4)						$977,609
Total AUMA	$159,589	$137,948	$193,586	$806,748	$23,856	$1,321,727
CER adjustment(5)	362	–	2,343	5,836	–	8,541
Total AUMA, CER basis	$159,951	$137,948	$195,929	$812,584	$23,856	$1,330,268
Global WAM Managed AUMA
Global WAM AUMA				$806,748
AUM managed by Global WAM for Manulife’s other segments				201,407
Total				$1,008,155

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at June 30, 2024 above.

Manulife Financial Corporation – Second Quarter 2024	66

AUM and AUMA reconciliations

(Canadian $ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	CAD $						US $(4)
	June 30, 2023						June 30, 2023
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets
Manulife Bank net lending assets	$–	$25,003	$–	$–	$–	$25,003	$–	$–
Derivative reclassification(1)	–	–	–	–	3,895	3,895	–	–
Invested assets excluding above items	135,208	83,026	132,133	5,464	18,699	374,530	102,166	99,855
Total	135,208	108,029	132,133	5,464	22,594	403,428	102,166	99,855
Segregated funds net assets
Segregated funds net assets – Institutional	–	–	–	3,564	–	3,564	–	–
Segregated funds net assets – Other(2)	24,052	35,993	67,303	235,113	(44)	362,417	18,182	50,862
Total	24,052	35,993	67,303	238,677	(44)	365,981	18,182	50,862
AUM per financial statements	159,260	144,022	199,436	244,141	22,550	769,409	120,348	150,717
Mutual funds	–	–	–	267,835	–	267,835	–	–
Institutional asset management(3)	–	–	–	112,491	–	112,491	–	–
Other funds	–	–	–	14,674	–	14,674	–	–
Total AUM	159,260	144,022	199,436	639,141	22,550	1,164,409	120,348	150,717
Assets under administration	–	–	–	180,430	–	180,430	–	–
Total AUMA	$159,260	$144,022	$199,436	$819,571	$22,550	$1,344,839	$120,348	$150,717
Total AUMA, US $(4)						$1,016,277
Total AUMA	$159,260	$144,022	$199,436	$819,571	$22,550	$1,344,839
CER adjustment(5)	2,353	–	6,784	18,074	–	27,211
Total AUMA, CER basis	$161,613	$144,022	$206,220	$837,645	$22,550	$1,372,050
Global WAM Managed AUMA
Global WAM AUMA				$819,571
AUM managed by Global WAM for Manulife’s other segments				203,825
Total				$1,023,396

Note: For footnotes (1) to (5), refer to the “AUM and AUMA reconciliation” table as at June 30, 2024 above.

Manulife Financial Corporation – Second Quarter 2024	67

Global WAM AUMA and Managed AUMA by business line and geographic source

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023
Global WAM AUMA by business line
Retirement	$477,740	$467,579	$431,601	$410,433	$419,380
Retail	318,269	316,406	292,629	278,372	281,814
Institutional asset management	147,913	127,456	124,933	117,943	118,377
Total	$943,922	$911,441	$849,163	$806,748	$819,571
Global WAM AUMA by business line, CER basis(1)
Retirement	$477,740	$471,621	$444,113	$414,233	$430,392
Retail	318,269	318,303	298,794	280,121	287,323
Institutional asset management	147,913	127,671	126,265	118,230	119,930
Total	$943,922	$917,595	$869,172	$812,584	$837,645
Global WAM AUMA by geographic source
Asia	$128,791	$122,354	$115,523	$113,642	$112,283
Canada	242,781	243,678	233,351	219,518	226,087
U.S.	572,350	545,409	500,289	473,588	481,201
Total	$943,922	$911,441	$849,163	$806,748	$819,571
Global WAM AUMA by geographic source, CER basis(1)
Asia	$128,791	$122,423	$116,657	$113,749	$113,956
Canada	242,781	243,678	233,351	219,518	226,087
U.S.	572,350	551,494	519,164	479,317	497,602
Total	$943,922	$917,595	$869,172	$812,584	$837,645
Global WAM Managed AUMA by business line
Retirement	$477,740	$467,579	$431,601	$410,433	$419,380
Retail	396,457	395,755	368,843	351,384	357,539
Institutional asset management	281,498	259,635	254,533	246,338	246,477
Total	$1,155,695	$1,122,969	$1,054,977	$1,008,155	$1,023,396
Global WAM Managed AUMA by business line, CER basis(1)
Retirement	$477,740	$471,621	$444,113	$414,233	$430,392
Retail	396,457	398,151	376,743	353,648	364,635
Institutional asset management	281,498	261,094	259,996	247,941	251,709
Total	$1,155,695	$1,130,866	$1,080,852	$1,015,822	$1,046,736
Global WAM Managed AUMA by geographic source
Asia	$205,776	$198,464	$191,238	$188,098	$185,198
Canada	292,698	294,591	282,487	266,935	274,957
U.S.	657,221	629,914	581,252	553,122	563,241
Total	$1,155,695	$1,122,969	$1,054,977	$1,008,155	$1,023,396
Global WAM Managed AUMA by geographic source, CER basis(1)
Asia	$205,776	$199,377	$195,226	$189,111	$189,362
Canada	292,698	294,591	282,487	266,935	274,957
U.S.	657,221	636,898	603,139	559,776	582,417
Total	$1,155,695	$1,130,866	$1,080,852	$1,015,822	$1,046,736
(1)	AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 2Q24.

Average assets under management and administration (“average AUMA”) is the average of Global WAM’s AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM average managed AUMA and average AUA are the average of Global WAM’s managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Financial Corporation – Second Quarter 2024	68

Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank’s loans and mortgages, net of allowances. Manulife Bank average net lending assets is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank’s portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at ($ millions)	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023
Mortgages	$53,031	$52,605	$52,421	$51,012	$51,459
Less: mortgages not held by Manulife Bank	29,324	29,568	29,536	28,402	29,088
Total mortgages held by Manulife Bank	23,707	23,037	22,885	22,610	22,371
Loans to Bank clients	2,338	2,383	2,436	2,513	2,632
Manulife Bank net lending assets	$26,045	$25,420	$25,321	$25,123	$25,003
Manulife Bank average net lending assets
Beginning of period	$25,420	$25,321	$25,123	$25,003	$24,747
End of period	26,045	25,420	25,321	25,123	25,003
Manulife Bank average net lending assets by quarter	$25,733	$25,371	$25,222	$25,063	$24,875
Manulife Bank average net lending assets – Year-to-date	$25,683				$24,891
Manulife Bank average net lending assets – full year			$25,050

Financial leverage ratio is a debt-to-equity ratio. The ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.

Adjusted book value is the sum of common shareholders’ equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses’ value. Adjusted book value per common share is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at ($ millions)	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023
Common shareholders’ equity	$42,305	$41,590	$40,379	$40,747	$39,047
Post-tax CSM, net of NCI	18,290	18,547	17,748	14,992	14,877
Adjusted book value	$60,595	$60,137	$58,127	$55,739	$53,924

Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; (ii) post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at ($ millions)	June 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	June 30, 2023
Total equity	$50,756	$49,892	$48,727	$49,035	$47,156
Less: AOCI gains / (losses) on cash flow hedges	95	70	26	47	–
Total equity excluding AOCI on cash flow hedges	50,661	49,822	48,701	48,988	47,156
Post-tax CSM	19,184	19,425	18,503	15,675	15,458
Qualifying capital instruments	7,714	7,196	6,667	6,702	6,662
Consolidated capital	$77,559	$76,443	$73,871	$71,365	$69,276

Manulife Financial Corporation – Second Quarter 2024	69

Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers are generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					YTD Results		Full Year Results
	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Global WAM core earnings (post-tax)	$399	$357	$353	$361	$320	$756	$607	$1,321
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	46	58	55	59	45	104	90	204
Amortization of deferred acquisition costs and other depreciation	49	42	45	41	40	91	80	166
Amortization of deferred sales commissions	19	20	21	19	19	39	40	80
Core EBITDA	$513	$477	$474	$480	$424	$990	$817	$1,771
CER adjustment(1)	–	5	–	6	4	5	5	11
Core EBITDA, CER basis	$513	$482	$474	$486	$428	$995	$822	$1,782
Core EBITDA by business line
Retirement	$284	$265	$265	$242	$233	$549	$450	$957
Retail	181	178	175	190	168	359	339	704
Institutional asset management	48	34	34	48	23	82	28	110
Total	$513	$477	$474	$480	$424	$990	$817	$1,771
Core EBITDA by geographic source
Asia	$144	$139	$135	$132	$125	$283	$238	$505
Canada	133	139	152	146	148	272	284	582
U.S.	236	199	187	202	151	435	295	684
Total	$513	$477	$474	$480	$424	$990	$817	$1,771
Core EBITDA by business line, CER basis(2)
Retirement	$284	$268	$266	$245	$236	$552	$455	$966
Retail	181	179	175	192	168	360	339	706
Institutional asset management	48	35	33	49	24	83	28	110
Total, CER basis	$513	$482	$474	$486	$428	$995	$822	$1,782
Core EBITDA by geographic source, CER basis(2)
Asia	$144	$141	$135	$134	$127	$285	$239	$507
Canada	133	139	152	146	148	272	284	582
U.S.	236	202	187	206	153	438	299	693
Total, CER basis	$513	$482	$474	$486	$428	$995	$822	$1,782
(1)	The impact of updating foreign exchange rates to that which was used in 2Q24.
(2)	Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 2Q24.

Manulife Financial Corporation – Second Quarter 2024	70

Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Core EBITDA margin
Core EBITDA	$513	$477	$474	$480	$424	$990	$817	$1,771
Core revenue	$1,948	$1,873	$1,842	$1,783	$1,722	$3,821	$3,478	$7,103
Core EBITDA margin	26.3%	25.5%	25.7%	26.9%	24.6%	25.9%	23.5%	24.9%
Global WAM core revenue
Other revenue per financial statements	$1,849	$1,808	$1,719	$1,645	$1,691	$3,657	$3,382	$6,746
Less: Other revenue in segments other than Global WAM	40	58	31	(64)	44	98	70	37
Other revenue in Global WAM (fee income)	$1,809	$1,750	$1,688	$1,709	$1,647	$3,559	$3,312	$6,709
Investment income per financial statements	$4,261	$4,251	$4,497	$4,028	$4,135	$8,512	$7,655	$16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	564	538	2,674	(2,430)	950	1,102	2,894	3,138
Total investment income	4,825	4,789	7,171	1,598	5,085	9,614	10,549	19,318
Less: Investment income in segments other than Global WAM	4,687	4,649	6,941	1,578	5,010	9,336	10,367	18,886
Investment income in Global WAM	$138	$140	$230	$20	$75	$278	$182	$432
Total other revenue and investment income in Global WAM	$1,947	$1,890	$1,918	$1,729	$1,722	$3,837	$3,494	$7,141
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(9)	8	63	(54)	7	(1)	19	28
Revenue related to integration and acquisitions	8	9	13	–	(7)	17	(3)	10
Global WAM core revenue	$1,948	$1,873	$1,842	$1,783	$1,722	$3,821	$3,478	$7,103

Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions. Total expenses include the following amounts from our financial statements:

1.	General expenses that flow directly through income;

2.	Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income; and

3.	Directly attributable acquisition expenses for contracts measured using the PAA method which are reported in insurance service expenses, and flow directly through income.

Manulife Financial Corporation – Second Quarter 2024	71

	Quarterly Results					YTD Results		Full Year Results
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Core expenses
General expenses - Statements of Income	$1,225	$1,102	$1,180	$1,042	$1,022	$2,327	$2,108	$4,330
Directly attributable acquisition expense for contracts measured using the PAA method(1)	39	38	42	37	35	77	68	147
Directly attributable maintenance expense(1)	509	539	565	544	550	1,048	1,096	2,205
Total expenses	1,773	1,679	1,787	1,623	1,607	3,452	3,272	6,682
Less: General expenses included in items excluded from core earnings
Restructuring charge	–	–	46	–	–	–	–	46
Integration and acquisition	57	–	8	–	–	57	–	8
Legal provisions and Other expenses	3	6	8	1	9	9	69	78
Total	60	6	62	1	9	66	69	132
Core expenses	$1,713	$1,673	$1,725	$1,622	$1,598	$3,386	$3,203	$6,550
CER adjustment(2)	–	11	1	12	7	11	4	16
Core expenses, CER basis	$1,713	$1,684	$1,726	$1,634	$1,605	$3,397	$3,207	$6,566
Total expenses	$1,773	$1,679	$1,787	$1,623	$1,607	$3,452	$3,272	$6,682
CER adjustment(2)	–	11	1	11	6	11	4	16
Total expenses, CER basis	$1,773	$1,690	$1,788	$1,634	$1,613	$3,463	$3,276	$6,698
(1)	Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)	The impact of updating foreign exchange rates to that which was used in 2Q24.

Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes (“pre-tax core earnings”) and core expenses.

Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business.

With the adoption of IFRS 17 “Insurance Contracts”, the calculation of EV has changed for periods beginning after 2022 as follows:

•

Canadian businesses, the International High Net Worth business, as well as business ceded to an affiliate reinsurer, reflect IFRS 17 earnings and LICAT required capital, instead of IFRS 4 earnings and LICAT required capital;

•	U.S. businesses reflects local statutory earnings (NAIC) and capital requirements (RBC), instead of IFRS 4 earnings and LICAT required capital; and

•	Asian businesses remained on local statutory bases.

EV for periods after December 31, 2022 is calculated as the sum of the adjusted net worth and the value of in-force business calculated as at December 31. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangible assets, fair value of surplus assets, the fair value of debt, preferred shares, and other equity, and local statutory balance sheet, regulatory reserve, and capital for our U.S. and Asian businesses. The value of in-force business in Canada and the International High Net Worth business and business ceded to an affiliate reinsurer is the present value of expected future IFRS earnings, on an IFRS 17 basis, on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of the remaining in-force business in the U.S. and Asia reflects local statutory earnings and capital requirements. The value of in-force business excludes Global WAM, Bank or P&C Reinsurance businesses.

Manulife Financial Corporation – Second Quarter 2024	72

Net annualized fee income yield on average AUMA (“Net fee income yield”) is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM’s adjusted return generated from managing AUMA.

Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.

Reconciliation of income before income taxes to net fee income yield

	Quarterly Results					YTD Results		Full Year Results
($ millions, unless otherwise stated)	2Q24	1Q24	4Q23	3Q23	2Q23	2024	2023	2023
Income before income taxes	$1,384	$1,252	$2,123	$1,174	$1,436	$2,636	$3,155	$6,452
Less: Income before income taxes for segments other than Global WAM	1,001	826	1,699	808	1,074	1,827	2,448	4,955
Global WAM income before income taxes	383	426	424	366	362	809	707	1,497
Items unrelated to net fee income	771	665	648	717	674	1,436	1,350	2,715
Global WAM net fee income	1,154	1,091	1,072	1,083	1,036	2,245	2,057	4,212
Less: Net fee income from other segments	169	155	174	171	142	324	278	623
Global WAM net fee income excluding net fee income from other segments	985	936	898	912	894	1,921	1,779	3,589
Net annualized fee income	$3,963	$3,765	$3,563	$3,618	$3,584	$3,864	$3,586	$3,589
Average Assets under Management and Administration	$933,061	$879,837	$816,706	$813,157	$814,945	$916,730	$809,457	$812,662
Net fee income yield (bps)	42.5	42.8	43.6	44.5	44.0	42.2	44.3	44.2

New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital calculated under the LICAT framework in Canada and the International High Net Worth business, and the local capital requirements in Asia and the U.S., on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.

New business value margin (“NBV margin”) is calculated as NBV divided by APE sales excluding NCI. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:

For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance. Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.

Manulife Financial Corporation – Second Quarter 2024	73

Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension / retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension / retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Remittances is defined as the cash remitted or made available for distribution to Manulife Financial Corporation from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility.

E4	Caution regarding forward-looking statements

From time to time, MFC makes written and / or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements about our ability to achieve our medium-term financial and operating targets, our strategic priorities and targets, planned share buybacks, the impact of changes in tax laws, the probability and impact of LICAT scenario switches, and strategic and products risks and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as FVOCI; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral;

Manulife Financial Corporation – Second Quarter 2024	74

the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

E5	Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters. With the adoption of IFRS 17 and IFRS 9 “Financial Instruments” on January 1, 2023, we have restated 2022 quarterly information using the new standards.

As at and for the three months ended ($ millions, except per share amounts or otherwise stated)	Jun 30, 2024	Mar 31, 2024	Dec 31, 2023	Sept 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022
Revenue
Insurance revenue	$6,515	$6,497	$6,414	$6,215	$5,580	$5,763	$6,128	$5,560
Net investment result	4,512	4,493	6,784	1,265	4,819	5,153	1,440	2,439
Other revenue	1,849	1,808	1,719	1,645	1,691	1,691	1,671	1,547
Total revenue	$12,876	$12,798	$14,917	$9,125	$12,090	$12,607	$9,239	$9,546
Income (loss) before income taxes	$1,384	$1,252	$2,123	$1,174	$1,436	$1,719	$697	$484
Income tax (expenses) recoveries	(252)	(280)	(322)	51	(265)	(309)	226	(60)
Net income (loss)	$1,132	$972	$1,801	$1,225	$1,171	$1,410	$923	$424
Net income (loss) attributed to shareholders	$1,042	$866	$1,659	$1,013	$1,025	$1,406	$915	$491
Basic earnings (loss) per common share	$0.53	$0.45	$0.86	$0.53	$0.50	$0.73	$0.43	$0.23
Diluted earnings (loss) per common share	$0.52	$0.45	$0.86	$0.52	$0.50	$0.73	$0.43	$0.23
Segregated funds deposits	$11,324	$12,206	$10,361	$10,172	$10,147	$11,479	$10,165	$9,841
Total assets (in billions)	$915	$907	$876	$836	$851	$862	$834	$818
Weighted average common shares (in millions)	1,793	1,805	1,810	1,826	1,842	1,858	1,878	1,902
Diluted weighted average common shares (in millions)	1,799	1,810	1,814	1,829	1,846	1,862	1,881	1,904
Dividends per common share	$0.400	$0.400	$0.365	$0.365	$0.365	$0.365	$0.330	$0.330
CDN$ to US$1 – Statement of Financial Position	1.3684	1.3533	1.3186	1.3520	1.3233	1.3534	1.3549	1.3740
CDN$ to US$1 – Statement of Income	1.3682	1.3485	1.3612	1.3411	1.3430	1.3524	1.3575	1.3057

Manulife Financial Corporation – Second Quarter 2024	75

E6	Revenue

Revenue	Quarterly Results			YTD Results
($ millions, unaudited)	2Q24	1Q24	2Q23	2024	2023
Insurance revenue	$6,515	$6,497	$5,580	$13,012	$11,343
Net investment income	4,512	4,493	4,819	9,005	9,972
Other revenue	1,849	1,808	1,691	3,657	3,382
Total revenue	$12,876	$12,798	$12,090	$25,674	$24,697
Asia	$3,814	$3,586	$3,594	$7,400	$6,877
Canada	3,037	3,540	3,139	6,577	6,684
U.S.	4,002	3,691	3,422	7,693	7,278
Global Wealth and Asset Management	1,633	1,552	1,431	3,185	2,882
Corporate and Other	390	429	504	819	976
Total revenue	$12,876	$12,798	$12,090	$25,674	$24,697

Total revenue was $12.9 billion in 2Q24 compared with $12.1 billion in 2Q23 due to an increase in insurance revenue and other revenue, partially offset by lower net investment income.

By segment, the increase in revenue reflected a higher insurance revenue in the U.S, Canada and Asia, and higher other revenue in Global WAM. Net investment income declined in Canada, Corporate and Other and the U.S. and increased in Asia and Global WAM.

On a year-to-date basis, total revenue was $25.7 billion in 2024 compared with $24.7 billion in 2023 due to an increase in insurance revenue and other revenue, partially offset by lower net investment income.

By segment, the increase in year-to-date revenue reflected a higher insurance revenue in the U.S, Canada and Asia, and higher other revenue in Global WAM. Net investment income declined in Canada, the U.S., and Corporate and Other and increased in Asia and Global WAM.

E7	Other

No changes were made in our internal control over financial reporting during the three months ended June 30, 2024, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

As in prior quarters, MFC’s Audit Committee has reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Second Quarter 2024	76

Consolidated Statements of Financial Position

As at (Canadian $ in millions, unaudited)	June 30, 2024	December 31, 2023
Assets
Cash and short-term securities	$22,098	$20,338
Debt securities	196,994	212,149
Public equities	27,972	25,531
Mortgages	53,031	52,421
Private placements	46,861	45,606
Loans to Bank clients	2,338	2,436
Real estate	13,024	13,049
Other invested assets	48,301	45,680
Total invested assets (note 3)	410,619	417,210
Other assets
Accrued investment income	2,651	2,678
Derivatives (note 4)	8,727	8,546
Insurance contract assets (note 5)	130	145
Reinsurance contract held assets (note 5)	57,807	42,651
Deferred tax assets	6,121	6,739
Goodwill and intangible assets	10,706	10,310
Miscellaneous	12,406	9,751
Total other assets	98,548	80,820
Segregated funds net assets (note 15)	406,106	377,544
Total assets	$915,273	$875,574
Liabilities and Equity
Liabilities
Insurance contract liabilities, excluding those for account of segregated fund holders (note 5)	$370,728	$367,996
Reinsurance contract held liabilities (note 5)	2,492	2,831
Investment contract liabilities (note 6)	13,031	11,816
Deposits from Bank clients	21,745	21,616
Derivatives (note 4)	14,254	11,730
Deferred tax liabilities	1,795	1,697
Other liabilities	20,348	18,879
Long-term debt (note 8)	6,304	6,071
Capital instruments (note 9)	7,714	6,667
Total liabilities, excluding those for account of segregated fund holders	458,411	449,303
Insurance contract liabilities for account of segregated fund holders (note 5)	119,691	114,143
Investment contract liabilities for account of segregated fund holders	286,415	263,401
Insurance and investment contract liabilities for account of segregated fund holders (note 15)	406,106	377,544
Total liabilities	864,517	826,847
Equity
Preferred shares and other equity (note 10)	6,660	6,660
Common shares (note 10)	21,314	21,527
Contributed surplus	210	222
Shareholders and other equity holders’ retained earnings	4,574	4,819
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”):
Insurance finance income (expenses)	37,641	30,010
Reinsurance finance income (expenses)	(6,665)	(4,634)
Fair value through other comprehensive income (“OCI”) investments	(20,516)	(16,262)
Translation of foreign operations	5,699	4,801
Other	48	(104)
Total shareholders and other equity holders’ equity	48,965	47,039
Participating policyholders’ equity	379	257
Non-controlling interests	1,412	1,431
Total equity	50,756	48,727
Total liabilities and equity	$915,273	$875,574

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	Don Lindsay
President and Chief Executive Officer	Chair of the Board of Directors

Manulife Financial Corporation – Second Quarter 2024	77

Consolidated Statements of Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions except per share amounts, unaudited)	2024	2023	2024	2023
Insurance service result
Insurance revenue (note 5)	$6,515	$5,580	$13,012	$11,343
Insurance service expenses	(5,272)	(4,492)	(10,544)	(9,274)
Net expenses from reinsurance contracts held	(206)	(201)	(453)	(333)
Total insurance service result	1,037	887	2,015	1,736
Investment result
Investment income (note 3)
Investment income	4,261	4,135	8,512	7,655
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	564	950	1,102	2,894
Investment expenses	(313)	(266)	(609)	(577)
Net investment income (loss)	4,512	4,819	9,005	9,972
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 5)	(4,623)	(3,734)	(9,081)	(7,512)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates	754	(331)	1,178	(653)
Decrease (increase) in investment contract liabilities	(130)	(157)	(241)	(240)
	513	597	861	1,567
Segregated funds investment result (note 15)
Investment income related to segregated funds net assets	5,808	11,278	28,434	28,891
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	(5,808)	(11,278)	(28,434)	(28,891)
Net segregated funds investment result	–	–	–	–
Total investment result	513	597	861	1,567
Other revenue (note 11)	1,849	1,691	3,657	3,382
General expenses	(1,225)	(1,022)	(2,327)	(2,108)
Commissions related to non-insurance contracts	(364)	(336)	(720)	(674)
Interest expenses	(426)	(381)	(850)	(748)
Net income (loss) before income taxes	1,384	1,436	2,636	3,155
Income tax (expenses) recoveries	(252)	(265)	(532)	(574)
Net income (loss)	$1,132	$1,171	$2,104	$2,581
Net income (loss) attributed to:
Non-controlling interests	$39	$26	$94	$80
Participating policyholders	51	120	102	70
Shareholders and other equity holders	1,042	1,025	1,908	2,431
	$1,132	$1,171	$2,104	$2,581
Net income (loss) attributed to shareholders	$1,042	$1,025	$1,908	$2,431
Preferred share dividends and other equity distributions	(99)	(98)	(154)	(150)
Common shareholders’ net income (loss)	$943	$927	$1,754	$2,281
Earnings per share
Basic earnings per common share (note 10)	$0.53	$0.50	$0.97	$1.23
Diluted earnings per common share (note 10)	0.52	0.50	0.97	1.23
Dividends per common share	0.40	0.37	0.80	0.73

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2024	78

Consolidated Statements of Comprehensive Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2024	2023	2024	2023
Net income (loss)	$1,132	$1,171	$2,104	$2,581
Other comprehensive income (loss) (“OCI”), net of tax:
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	391	(1,251)	1,138	(1,223)
Net investment hedges	(85)	158	(240)	177
Insurance finance income (expenses)	3,381	1,380	7,428	(5,716)
Reinsurance finance income (expenses)	(903)	(297)	(1,987)	491
Fair value through OCI investments:
Unrealized gains (losses) arising during the period on assets supporting insurance and investment contract liabilities	(2,143)	(1,683)	(5,539)	4,799
Reclassification of net realized gains (losses) and provision for credit losses recognized in income	457	87	1,352	133
Other	25	40	64	7
Total items that may be subsequently reclassified to net income	1,123	(1,566)	2,216	(1,332)
Items that will not be reclassified to net income	39	9	88	(5)
Other comprehensive income (loss), net of tax	1,162	(1,557)	2,304	(1,337)
Total comprehensive income (loss), net of tax	$2,294	$(386)	$4,408	$1,244
Total comprehensive income (loss) attributed to:
Non-controlling interests	$86	$(41)	$(18)	$43
Participating policyholders	65	118	122	60
Shareholders and other equity holders	2,143	(463)	4,304	1,141

Income Taxes included in Other Comprehensive Income

For the	three months ended June 30,		six months ended June 30,
(Canadian $ in millions, unaudited)	2024	2023	2024	2023
Income tax expenses (recoveries) on:
Unrealized foreign exchange gains (losses) on translation of foreign operations	$1	$–	$1	$–
Unrealized foreign exchange gains (losses) on net investment hedges	(11)	16	(18)	18
Insurance / reinsurance finance income (expenses)	549	257	1,498	(1,071)
Unrealized gains (losses) on fair value through OCI investments	(356)	(383)	(1,095)	923
Reclassification of net realized gains (losses) on fair value through OCI investments	145	–	331	–
Other	15	13	40	(1)
Total income tax expenses (recoveries)	$343	$(97)	$757	$(131)

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2024	79

Consolidated Statements of Changes in Equity

For the six months ended June 30,
(Canadian $ in millions, unaudited)	2024	2023
Preferred shares and other equity
Balance, beginning of period	$6,660	$6,660
Issued (note 10)	–	–
Balance, end of period	6,660	6,660
Common shares
Balance, beginning of period	21,527	22,178
Repurchased (note 10)	(295)	(392)
Issued on exercise of stock options and deferred share units	82	30
Balance, end of period	21,314	21,816
Contributed surplus
Balance, beginning of period	222	238
Exercise of stock options and deferred share units	(12)	(5)
Balance, end of period	210	233
Shareholders and other equity holders’ retained earnings
Balance, beginning of period	4,819	3,947
Opening adjustment of financial assets at adoption of IFRS 9	–	(409)
Restated balance, beginning of period	4,819	3,538
Net income (loss) attributed to shareholders and other equity holders	1,908	2,431
Common shares repurchased (note 10)	(560)	(449)
Common share dividends	(1,440)	(1,343)
Preferred share dividends and other equity distributions	(154)	(150)
Other	1	–
Balance, end of period	4,574	4,027
Shareholders and other equity holders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	13,811	13,853
Opening adjustment of financial assets at adoption of IFRS 9	–	408
Restated balance, beginning of period	13,811	14,261
Change in unrealized foreign exchange gains (losses) on net foreign operations	898	(1,049)
Changes in insurance / reinsurance finance income (expenses)	5,600	(4,380)
Change in unrealized gains (losses) on fair value through OCI investments	(4,254)	4,137
Other changes in OCI attributed to shareholders and other equity holders	152	2
Balance, end of period	16,207	12,971
Total shareholders and other equity holders’ equity, end of period	48,965	45,707
Participating policyholders’ equity
Balance, beginning of period	257	(77)
Net income (loss) attributed to participating policyholders	102	70
Other comprehensive income (losses) attributed to participating policyholders	20	(10)
Balance, end of period	379	(17)
Non-controlling interests
Balance, beginning of period	1,431	1,427
Net income (loss) attributed to non-controlling interests	94	80
Other comprehensive income (losses) attributed to non-controlling interests	(112)	(37)
Contributions (distributions and acquisitions), net	(1)	(4)
Balance, end of period	1,412	1,466
Total equity, end of period	$50,756	$47,156

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2024	80

Consolidated Statements of Cash Flows

For the six months ended June 30,
(Canadian $ in millions, unaudited)	2024	2023
Operating activities
Net income (loss)	$2,104	$2,581
Adjustments:
Increase (decrease) in insurance contract net liabilities	3,202	5,920
Increase (decrease) in investment contract liabilities	241	240
(Increase) decrease in reinsurance contract assets, excluding reinsurance transaction noted below (note 5)	(564)	887
Amortization of (premium) discount on invested assets	(142)	(22)
Contractual service margin (“CSM”) amortization	(1,167)	(919)
Other amortization	302	279
Net realized and unrealized (gains) losses and impairment on assets	1,310	(1,869)
Deferred income tax expenses (recoveries)	66	125
Net loss on reinsurance transactions (pre-tax) (note 5)	71	–
Cash provided by operating activities before undernoted items	5,423	7,222
Changes in policy related and operating receivables and payables	6,426	1,527
Cash provided by (used in) operating activities	11,849	8,749
Investing activities
Purchases and mortgage advances	(67,008)	(39,601)
Disposals and repayments	57,009	35,362
Change in investment broker net receivables and payables	264	260
Net cash increase (decrease) from sale (purchase) of subsidiaries	(298)	(1)
Cash provided by (used in) investing activities	(10,033)	(3,980)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	233	(430)
Issue of capital instruments, net (note 9)	1,596	1,194
Redemption of capital instruments (note 9)	(609)	(600)
Secured borrowing from securitization transactions	516	368
Change in deposits from Bank clients, net	113	(555)
Lease payments	(61)	(40)
Shareholders’ dividends and other equity distributions	(1,594)	(1,493)
Contributions from (distributions to) non-controlling interests, net	(1)	(4)
Common shares repurchased (note 10)	(855)	(841)
Common shares issued, net (note 10)	82	30
Cash provided by (used in) financing activities	(580)	(2,371)
Cash and short-term securities
Increase (decrease) during the period	1,236	2,398
Effect of foreign exchange rate changes on cash and short-term securities	341	(375)
Balance, beginning of period	19,884	18,635
Balance, end of period	21,461	20,658
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	20,338	19,153
Net payments in transit, included in other liabilities	(454)	(518)
Net cash and short-term securities, beginning of period	19,884	18,635
End of period
Gross cash and short-term securities	22,098	21,018
Net payments in transit, included in other liabilities	(637)	(360)
Net cash and short-term securities, end of period	$21,461	$20,658
Supplemental disclosures on cash flow information
Interest received	$6,813	$6,194
Interest paid	818	793
Income taxes paid	713	204

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2024	81

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Material Accounting Policy Information

(a) Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC, including its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Asia and Canada and as John Hancock and Manulife in the United States.

These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2023 Annual Consolidated Financial Statements.

These Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements for the year ended December 31, 2023, included on pages 155 to 276 of the Company’s 2023 Annual Report, as well as the disclosures on risk in denoted components of the “Risk Management and Risk Factors Update” section of the Second Quarter 2024 Management Discussion and Analysis (“MD&A”). Those denoted risk disclosures are an integral part of these Interim Consolidated Financial Statements.

These Interim Consolidated Financial Statements as at and for the three and six months ended June 30, 2024 were authorized for issue by MFC’s Board of Directors on August 7, 2024.

(b) Basis of preparation

Refer to note 1 of the Company’s 2023 Annual Consolidated Financial Statements for a summary of material estimation processes used in the preparation of these Interim Consolidated Financial Statements under International Financial Reporting Standards (“IFRS”) and description of the Company’s measurement techniques in determining carrying values and respective fair values of its assets and liabilities.

Note 2 Accounting and Reporting Changes

Future accounting and reporting changes

(I) Annual Improvements to IFRS Accounting Standards – Volume 11

Annual Improvements to IFRS Accounting Standards – Volume 11 was issued in July 2024 and is effective on or after January 1, 2026. The IASB issued eight minor amendments to different standards as part of the Annual Improvements process, to be applied retrospectively except for amendments to IFRS 1 “First-Time Adoption of International Financial Reporting Standards” for first time adopters and to IFRS 9 “Financial Instruments” (“IFRS 9”) for derecognition of lease liabilities. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2024	82

(II)	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7”)) were issued in May 2024 to be effective for years beginning on January 2026 and to be applied retrospectively. The amendments clarify guidance on timing of derecognition of financial liabilities, on the assessment of cash flow characteristics and resulting classification and disclosure of financial assets with terms referencing contingent events including environmental, social and corporate governance events, and of the treatment of non-recourse assets and contractually linked instruments. The Company is assessing the impact of these amendments on the Company’s Consolidated Financial Statements.

(III)	IFRS 18 “Presentation and Disclosure in the Financial Statements”

IFRS 18 “Presentation and Disclosure in Financial Statements” (“IFRS 18”) was issued in April 2024 to be effective for years beginning on January 1, 2027 and to be applied retrospectively. The standard replaces IAS 1 “Presentation of Financial Statements” (“IAS 1”) while carrying forward many elements of IAS 1 unchanged. IFRS 18 introduces three sets of new requirements for presentation of financial statements and disclosures within financial statements:

•

Introduction of five defined categories of income and expenses: operating, investing, financing, income taxes and discontinued operations, with defined subtotals and totals for “operating income or loss”, “income or loss before financing and income taxes” and “income or loss”,

•

disclosure within a note to financial statements of management-defined performance measures (“MPMs”) with a reconciliation between MPMs and IFRS performance measures. MPMs are defined as subtotals of income and expenses not specified by IFRS Accounting Standards, which are used in public communications outside financial statements to communicate management’s view of the Company’s financial performance, and

•

enhanced guidance on organizing information and determining whether to provide the information in the financial statements or in the notes. IFRS 18 also requires enhanced disclosure of operating expenses based on their characteristics, including their nature, function or both.

The Company is assessing the impact of this standard on the Company’s Consolidated Financial Statements.

(IV)	Amendments to IAS 12 “Income Taxes”

Amendments to IAS 12 “Income Taxes” were issued in May 2023. The amendments relate to the Organization for Economic Co-operation and Development’s International Pillar Two tax reform, which seeks to establish a global minimum income tax rate of 15% and addresses inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for Global Minimum Taxes (“GMT”) vary by jurisdiction based on local legislation.

The amendments require that, effective for years beginning on or after January 1, 2023, disclosure of current tax expense or recovery related to GMT is required along with, to the extent that GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the Company’s exposure to GMT arising from that legislation. The amendments introduce a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to GMT. The Company has applied the temporary exception from accounting for deferred taxes in respect of GMT.

Manulife Financial Corporation – Second Quarter 2024	83

On June 20, 2024, Canada enacted the Global Minimum Tax Act, retrospective to fiscal periods commencing on or after December 31, 2023. The Company is in scope of this legislation because it is located in Canada and will be required to pay additional GMT in Canada in respect of its global entities whose effective tax rate is below 15%. The Company’s entities will also be subject to GMT in those jurisdictions where a Qualifying Domestic Minimum Top-up Tax (“QDMTT”) is in effect.

Based on the financial data of the first two quarters of 2024, the Company expects to pay GMT of $88 for the six months ended June 30, 2024, primarily arising from its operations in Hong Kong and China. GMT arising from the Company’s operations in Hong Kong, China, and Bermuda, are expected to be payable in Canada for 2024 as these jurisdictions do not currently have a QDMTT in effect. Barbados passed legislation on May 28, 2024, introducing a QDMTT retrospective to January 1, 2024. As such, any GMT arising from the Company’s operations in Barbados will be payable in Barbados.

As at June 30, 2024, certain other jurisdictions in which the Company operates, including Belgium, Ireland, Japan, Luxembourg, Malaysia, Netherlands, New Zealand, the United Kingdom, and Vietnam, have enacted legislation to adopt GMT. The assessment of the Company’s potential exposure to GMT in these jurisdictions is based on the most recent information available regarding the financial performance of the constituent entities and the associated statutory income tax rate. Based on the assessment, the Company’s operations within these jurisdictions do not have a material exposure to GMT and therefore no disclosure of current tax expense or recovery related to GMT is provided.

The United States adopted a Corporate Alternative Minimum Tax (“CAMT”) of 15%, with an effective date of January 1, 2023. CAMT is not a QDMTT for the purposes of GMT.

In response to GMT, Bermuda enacted the Corporate Income Tax 2023 Act on December 27, 2023. The Company’s Bermuda tax-resident subsidiaries and branches will be subject to this new tax regime effective January 1, 2025, at a rate of 15%. The Bermuda corporate income tax is not a QDMTT for the purposes of GMT.

Manulife Financial Corporation – Second Quarter 2024	84

Note 3 Invested Assets and Investment Income

(a) Carrying values and fair values of invested assets

As at June 30, 2024	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$–	$14,919	$7,179	$22,098	$22,098
Debt securities(6),(7)
Canadian government and agency	1,039	17,997	–	19,036	19,036
U.S. government and agency	59	26,961	921	27,941	27,677
Other government and agency	91	30,828	–	30,919	30,919
Corporate	2,522	114,257	502	117,281	117,098
Mortgage / asset-backed securities	16	1,801	–	1,817	1,817
Public equities (FVTPL mandatory)	27,972	–	–	27,972	27,972
Mortgages	1,184	28,132	23,715	53,031	53,090
Private placements(7)	698	46,163	–	46,861	46,861
Loans to Bank clients	–	–	2,338	2,338	2,313
Real estate
Own use property(8)	–	–	2,615	2,615	2,738
Investment property	–	–	10,409	10,409	10,409
Other invested assets
Alternative long-duration assets(9)	31,276	409	12,117	43,802	44,756
Various other	132	–	4,367	4,499	4,499
Total invested assets	$64,989	$281,467	$64,163	$410,619	$411,283
(1)

Fair value through profit or loss (“FVTPL”) classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.

(2)

Fair value through other comprehensive income (“FVOCI”) classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, and changes in the carrying value of the related insurance contract liabilities.

(3)

Other includes mortgages and loans to Bank clients held at amortized cost, own use properties, investment properties, equity method accounted investments, and leveraged leases. Also includes debt securities, which qualify as having Solely Payment of Principal and Interest (“SPPI”), are held to collect contractual cash flows and are carried at amortized cost.

(4)

Invested assets above include debt securities, mortgages, private placements and approximately $409 (December 31, 2023 – $360) of other invested assets, which primarily qualify as SPPI. Invested assets which do not have SPPI qualifying cash flows include debt securities, private placements and other invested assets with fair values of $nil, $113 and $542, respectively (December 31, 2023 – $nil, $115 and $539, respectively). The change in the fair value of these invested assets for the six months ended June 30, 2024 was a $1 increase (a $49 increase during the year ended December 31, 2023).

(5)

Includes short-term securities with remaining maturities of less than one year at acquisition amounting to $7,712 (December 31, 2023 – $6,162), cash equivalents with remaining maturities of less than 90 days at acquisition amounting to $7,210 (December 31, 2023 – $7,832) and cash of $7,176 (December 31, 2023 – $6,344).

(6)

Debt securities include securities which were acquired with remaining maturities of less than one year and less than 90 days of $1,323 and $206, respectively (December 31, 2023 – $1,294 and $1,413, respectively).

(7)

Floating rate invested assets above which are subject to interest rate benchmark reform, but have not yet transitioned to replacement reference rates, include debt securities benchmarked to the Canadian Dollar Offered Rate (CDOR) and the Australian Bank Bill Swap Rate (AUD BBSW) of $146 and $16, respectively (December 31, 2023 – $167 and $16, respectively), and private placements benchmarked to AUD BBSW and the New Zealand Bank Bill Reference Rate (NZD BKBM) of $198 and $60, respectively (December 31, 2023 – $198 and $61, respectively). CDOR was decommissioned on June 28, 2024, and exposures indexed to CDOR as at June 30, 2024 represent invested assets with remaining CDOR-based settlements until the next rate reset date, or fixed to float debt securities paying a fixed rate until conversion to a floating rate. The interest rate benchmark reform is expected to have an impact on the valuation of invested assets whose value is tied to the affected interest rate benchmarks. The Company has assessed its exposure at the contract level, by benchmark and instrument type. As at June 30, 2024, the interest rate benchmark reform has not resulted in material changes in the Company’s risk management strategy.

(8)

Own use property of $2,448 (December 31, 2023 – $2,430), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16 “Property, Plant and Equipment”. Own use property of $167 (December 31, 2023 – $161) is carried at cost less accumulated depreciation and any accumulated impairment losses.

(9)

Alternative long-duration assets (“ALDA”) include investments in infrastructure of $16,446, private equity of $16,371, timber and agriculture of $5,858, energy of $1,809, and various other ALDA of $3,318 (December 31, 2023 – $14,950, $15,445, $5,719, $1,859, and $3,461 respectively).

Manulife Financial Corporation – Second Quarter 2024	85

As at December 31, 2023	FVTPL(1)	FVOCI(2)	Other(3)	Total carrying value	Total fair value(4)
Cash and short-term securities(5)	$1	$13,993	$6,344	$20,338	$20,338
Debt securities(6),(7)
Canadian government and agency	1,219	19,769	–	20,988	20,988
U.S. government and agency	1,303	26,287	888	28,478	28,251
Other government and agency	90	30,576	–	30,666	30,666
Corporate	2,372	127,190	484	130,046	129,899
Mortgage / asset-backed securities	16	1,955	–	1,971	1,971
Public equities (FVTPL mandatory)	25,531	–	–	25,531	25,531
Mortgages	1,055	28,473	22,893	52,421	52,310
Private placements(7)	654	44,952	–	45,606	45,606
Loans to Bank clients	–	–	2,436	2,436	2,411
Real estate
Own use property(8)	–	–	2,591	2,591	2,716
Investment property	–	–	10,458	10,458	10,458
Other invested assets
Alternative long-duration assets(9)	29,671	360	11,403	41,434	42,313
Various other	126	–	4,120	4,246	4,246
Total invested assets	$62,038	$293,555	$61,617	$417,210	$417,704

Note: For footnotes (1) to (9), refer to the “Carrying values and fair values of invested assets” table as at June 30, 2024 above.

Manulife Financial Corporation – Second Quarter 2024	86

(b) Fair value measurement

The following tables present fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at June 30, 2024	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$14,919	$–	$14,919	$–
FVTPL	–	–	–	–
Other	7,176	7,176	–	–
Debt securities
FVOCI
Canadian government and agency	17,997	–	17,997	–
U.S. government and agency	26,961	–	26,961	–
Other government and agency	30,828	–	30,814	14
Corporate	114,257	–	114,035	222
Residential mortgage-backed securities	5	–	5	–
Commercial mortgage-backed securities	350	–	350	–
Other asset-backed securities	1,446	–	1,427	19
FVTPL
Canadian government and agency	1,039	–	1,039	–
U.S. government and agency	59	–	59	–
Other government and agency	91	–	91	–
Corporate	2,522	74	2,437	11
Commercial mortgage-backed securities	1	–	1	–
Other asset-backed securities	15	–	15	–
Private placements(1)
FVOCI	46,163	–	38,070	8,093
FVTPL	698	–	587	111
Mortgages
FVOCI	28,132	–	–	28,132
FVTPL	1,184	–	–	1,184
Public equities
FVTPL	27,972	27,895	73	4
Real estate(2)
Investment property	10,409	–	–	10,409
Own use property	2,448	–	–	2,448
Other invested assets(3)	35,484	72	–	35,412
Segregated funds net assets(4)	406,106	370,282	32,368	3,456
Total	$776,262	$405,499	$281,248	$89,515
(1)

Fair value of private placements is determined through an internal valuation methodology using both observable and non-market observable inputs. Non-market observable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity adjustment constitutes a material price impact, in which case the securities are classified as Level 3.

(2)

For real estate properties, the significant non-market observable inputs are capitalization rates ranging from 2.05% to 9.50% for the six months ended June 30, 2024 (ranging from 2.72% to 10.75% for the year ended December 31, 2023), terminal capitalization rates ranging from 3.10% to 10.00% for the six months ended June 30, 2024 (ranging from 3.00% to 10.00% for the year ended December 31, 2023) and discount rates ranging from 3.20% to 13.75% for the six months ended June 30, 2024 (ranging from 3.20% to 14.00% for the year ended December 31, 2023). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in non-market observable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)

Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $28,804 (December 31, 2023 – $27,532) recorded at net asset value. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates for the six months ended June 30, 2024 ranged from 7.50% to 20.00% (ranged from 7.35% to 15.60% for the year ended December 31, 2023). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates for the six months ended June 30, 2024 ranged from 4.00% to 7.00% (ranged from 4.00% to 7.00% for the year ended December 31, 2023). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(4)

Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds underlying assets are predominantly in investment properties and timberland properties valued as described above.

Manulife Financial Corporation – Second Quarter 2024	87

As at December 31, 2023	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVOCI	$13,993	$–	$13,993	$–
FVTPL	1	–	1	–
Other	6,343	6,343	–	–
Debt securities
FVOCI
Canadian government and agency	19,769	–	19,769	–
U.S. government and agency	26,287	–	26,287	–
Other government and agency	30,576	–	30,566	10
Corporate	127,190	–	126,959	231
Residential mortgage-backed securities	6	–	6	–
Commercial mortgage-backed securities	370	–	370	–
Other asset-backed securities	1,579	–	1,558	21
FVTPL
Canadian government and agency	1,219	–	1,219	–
U.S. government and agency	1,303	–	1,303	–
Other government and agency	90	–	90	–
Corporate	2,372	–	2,372	–
Commercial mortgage-backed securities	1	–	1	–
Other asset-backed securities	15	–	15	–
Private placements(1)
FVOCI	44,952	–	37,270	7,682
FVTPL	654	–	575	79
Mortgages
FVOCI	28,473	–	–	28,473
FVTPL	1,055	–	–	1,055
Public equities
FVTPL	25,531	25,423	67	41
Real estate(2)
Investment property	10,458	–	–	10,458
Own use property	2,430	–	–	2,430
Other invested assets(3)	33,653	68	–	33,585
Segregated funds net assets(4)	377,544	343,061	30,991	3,492
Total	$755,864	$374,895	$293,412	$87,557

Note: For footnotes (1) to (4), refer to the “Fair value measurement” table as at June 30, 2024 above.

Manulife Financial Corporation – Second Quarter 2024	88

The following tables present fair value of invested assets not measured at fair value by the fair value hierarchy.

As at June 30, 2024	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$3	$3	$–	$3	$–
Mortgages	23,715	23,774	–	–	23,774
Loans to Bank clients	2,338	2,313	–	2,313	–
Real estate - own use property	167	290	–	–	290
Public bonds held at amortized cost	1,423	976	–	976	–
Other invested assets(1)	12,817	13,771	475	–	13,296
Total invested assets disclosed at fair value	$40,463	$41,127	$475	$3,292	$37,360

As at December 31, 2023	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$1	$1	$–	$1	$–
Mortgages	22,893	22,782	–	–	22,782
Loans to Bank clients	2,436	2,411	–	2,411	–
Real estate - own use property	161	286	–	–	286
Public bonds held at amortized cost	1,372	998	–	998	–
Other invested assets(1)	12,027	12,906	240	–	12,666
Total invested assets disclosed at fair value	$38,890	$39,384	$240	$3,410	$35,734
(1)

The carrying value of other invested assets includes equity method accounted other invested assets of $8,802 (December 31, 2023 – $8,237) and leveraged leases of $4,015 (December 31, 2023 – $3,790). Fair value of leveraged leases is disclosed at their carrying values as fair value is not routinely calculated on these investments. Fair value for energy properties is determined using external appraisals based on discounted cash flow methodology. Inputs used in valuation are primarily comprised of forecasted price curves, planned production, as well as capital expenditures, and operating costs. Fair value of equity method accounted other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Transfers between Level 1 and Level 2

The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and six months ended June 30, 2024 and June 30, 2023, there were no transfers of assets between Level 1 and Level 2.

For segregated funds net assets, during the three and six months ended June 30, 2024, the Company had $nil and $nil transfers from Level 1 to Level 2 (June 30, 2023 – $nil and $nil). During the three and six months ended June 30, 2024, the Company had $nil and $nil transfers from Level 2 to Level 1 (June 30, 2023 – $1 and $nil).

Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3)

The Company classifies fair values of invested assets, derivatives and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, significant non-market observable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over non-market observable inputs in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and non-market observable factors.

Manulife Financial Corporation – Second Quarter 2024	89

The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the three months ended June 30, 2024 and June 30, 2023.

For the three months ended June 30, 2024	Balance, April 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$14	$–	$–	$–	$–	$–	$–	$–	$–	$14	$–
Corporate	235	–	(3)	–	–	(11)	–	–	1	222	–
Other securitized assets	19	–	1	–	–	–	–	–	(1)	19	–
Debt securities
FVTPL
Corporate	–	–	–	11	–	–	–	–	–	11	–
Public equities
FVTPL	42	(1)	–	–	–	–	–	(36)	(1)	4	(1)
Private placements
FVOCI	7,518	2	(37)	776	(86)	(139)	28	(20)	51	8,093	–
FVTPL	52	(3)	–	39	–	(6)	29	–	–	111	(3)
Mortgages
FVOCI	28,458	11	(88)	488	(741)	(188)	–	–	192	28,132	–
FVTPL	1,102	3	–	115	(28)	(8)	–	–	–	1,184	–
Investment property	10,454	(115)	–	35	(24)	–	–	–	59	10,409	(113)
Own use property	2,434	(1)	–	(1)	–	–	–	–	16	2,448	(1)
Other invested assets	35,273	192	3	1,074	(1,075)	(301)	–	–	246	35,412	(8)
Total invested assets	85,601	88	(124)	2,537	(1,954)	(653)	57	(56)	563	86,059	(126)
Derivatives, net	(2,697)	(528)	–	–	–	(30)	–	676	(7)	(2,586)	(525)
Segregated funds net assets	3,440	9	–	23	(10)	(13)	–	–	7	3,456	5
Total	$86,344	$(431)	$(124)	$2,560	$(1,964)	$(696)	$57	$620	$563	$86,929	$(646)

For the three months ended June 30, 2023	Balance, April 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2023	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$–	$–	$–	$–	$–	$–	$–	$–	$10	$–
Corporate	39	–	1	66	–	(3)	–	–	(1)	102	–
Other securitized assets	23	–	1	–	–	–	–	–	(1)	23	–
Public equities
FVTPL	4	1	–	–	–	–	–	–	(1)	4	1
Private placements
FVOCI	10,468	4	13	476	(51)	(233)	91	(1,499)	(351)	8,918	–
FVTPL	44	2	–	5	–	(1)	13	–	1	64	3
Mortgages
FVOCI	28,981	55	(413)	510	(410)	(183)	–	–	(467)	28,073	–
FVTPL	1,098	(13)	–	18	(86)	(9)	–	–	–	1,008	–
Investment property	11,202	(315)	–	84	(67)	–	–	–	(189)	10,715	(319)
Own use property	2,669	(62)	–	–	–	–	–	–	(59)	2,548	(62)
Other invested assets	32,010	176	5	1,106	(294)	(192)	–	–	(718)	32,093	80
Total invested assets	86,548	(152)	(393)	2,265	(908)	(621)	104	(1,499)	(1,786)	83,558	(297)
Derivatives, net	(2,295)	(216)	–	–	–	(65)	–	118	67	(2,391)	(226)
Segregated funds net assets	3,962	42	–	42	(266)	–	–	1	(42)	3,739	7
Total	$88,215	$(326)	$(393)	$2,307	$(1,174)	$(686)	$104	$(1,380)	$(1,761)	$84,906	$(516)
(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)

The Company uses fair values of the assets at the beginning of the period for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the period and at the beginning of the period, respectively.

Manulife Financial Corporation – Second Quarter 2024	90

The following tables present the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the six months ended June 30, 2024 and June 30, 2023.

For the six months ended June 30, 2024	Balance, January 1, 2024	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2024	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$10	$–	$–	$–	$–	$–	$4	$–	$–	$14	$–
Corporate	231	–	–	–	–	(11)	–	–	2	222	–
Other securitized assets	21	–	2	–	–	(3)	–	–	(1)	19	–
Debt securities
FVTPL
Corporate	–	–	–	11	–	–	–	–	–	11	–
Public equities
FVTPL	41	–	–	–	–	–	–	(36)	(1)	4	–
Private placements
FVOCI	7,682	4	(5)	1,594	(642)	(390)	224	(534)	160	8,093	–
FVTPL	79	(4)	–	39	–	(17)	29	(14)	(1)	111	(4)
Mortgages
FVOCI	28,473	20	(399)	971	(1,211)	(373)	–	–	651	28,132	–
FVTPL	1,055	(5)	–	205	(56)	(16)	–	–	1	1,184	–
Investment property	10,458	(281)	–	115	(63)	–	–	–	180	10,409	(290)
Own use property	2,430	(32)	–	9	–	–	–	–	41	2,448	(32)
Other invested assets	33,585	748	36	2,021	(1,188)	(559)	–	–	769	35,412	507
Total invested assets	84,065	450	(366)	4,965	(3,160)	(1,369)	257	(584)	1,801	86,059	181
Derivatives, net	(2,166)	(1,104)	–	–	–	(49)	–	782	(49)	(2,586)	(969)
Segregated funds net assets	3,492	(20)	5	99	(189)	16	–	–	53	3,456	(85)
Total	$85,391	$(674)	$(361)	$5,064	$(3,349)	$(1,402)	$257	$198	$1,805	$86,929	$(873)

For the six months ended June 30, 2023	Balance, January 1, 2023	Total gains (losses) included in net income(1)	Total gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer in(3)	Transfer out(3)	Currency movement	Balance, June 30, 2023	Change in unrealized gains (losses) on assets still held
Debt securities
FVOCI
Other government & agency	$9	$–	$–	$2	$–	$–	$–	$–	$(1)	$10	$–
Corporate	32	–	–	66	–	(3)	8	–	(1)	102	–
Other securitized assets	26	–	1	–	–	(3)	–	–	(1)	23	–
Public equities
FVTPL	71	1	–	–	–	–	–	(67)	(1)	4	1
Private placements
FVOCI	7,828	(5)	195	1,325	(309)	(348)	2,328	(1,771)	(325)	8,918	–
FVTPL	31	3	–	17	–	(1)	13	–	1	64	4
Mortgages
FVOCI	28,621	74	84	834	(668)	(378)	–	–	(494)	28,073	–
FVTPL	1,138	2	–	18	(130)	(20)	–	–	–	1,008	–
Investment property	11,417	(532)	–	131	(102)	–	–	–	(199)	10,715	(534)
Own use property	2,682	(80)	–	2	–	–	–	–	(56)	2,548	(80)
Other invested assets	31,069	481	4	2,304	(456)	(502)	–	–	(807)	32,093	390
Total invested assets	82,924	(56)	284	4,699	(1,665)	(1,255)	2,349	(1,838)	(1,884)	83,558	(219)
Derivatives, net	(3,188)	285	–	–	–	250	–	188	74	(2,391)	269
Segregated funds net assets	3,985	33	–	72	(304)	(4)	–	1	(44)	3,739	11
Total	$83,721	$262	$284	$4,771	$(1,969)	$(1,009)	$2,349	$(1,649)	$(1,854)	$84,906	$61
(1)

These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in investment income related to segregated funds net assets.

(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)

The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the period and at the beginning of the year, respectively.

Manulife Financial Corporation – Second Quarter 2024	91

Transfers into Level 3 primarily result from private placements that were impaired during the period or where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data becoming available for the entire term structure of the private placements.

(c) Investment income

For the	three months ended June 30,		six months ended June 30,
	2024	2023	2024	2023
Interest income	$3,425	$3,226	$6,861	$6,149
Dividends, rental income and other income	719	704	1,400	1,386
Impairments, provisions and recoveries, net	24	21	61	(170)
Other	93	184	190	290
Investment income	4,261	4,135	8,512	7,655
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities
Debt securities	(527)	666	(1,214)	966
Public equities	544	568	2,297	1,678
Mortgages	(38)	46	(44)	73
Private placements	288	357	532	440
Real estate	(110)	(404)	(338)	(636)
Other invested assets	50	216	561	432
Derivatives	357	(499)	(692)	(59)
	564	950	1,102	2,894
Investment expenses	(313)	(266)	(609)	(577)
Net investment income (loss)	$4,512	$4,819	$9,005	$9,972

(d) Remaining term to maturity

The following tables present remaining term to maturity for invested assets.

	Remaining term to maturity(1)
As at June 30, 2024	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$22,098	$–	$–	$–	$–	$–	$22,098
Debt securities
Canadian government and agency	639	1,842	926	3,130	12,499	–	19,036
U.S. government and agency	627	561	1,174	4,495	21,084	–	27,941
Other government and agency	248	1,011	1,135	3,407	25,118	–	30,919
Corporate	7,942	14,245	15,450	31,339	48,286	19	117,281
Mortgage / asset-backed securities	5	241	269	436	866	–	1,817
Public equities	–	–	–	–	–	27,972	27,972
Mortgages	4,173	12,828	9,543	7,459	9,513	9,515	53,031
Private placements	1,422	4,426	4,959	9,562	26,421	71	46,861
Loans to Bank clients	41	20	3	–	–	2,274	2,338
Real estate
Own use property	–	–	–	–	–	2,615	2,615
Investment property	–	–	–	–	–	10,409	10,409
Other invested assets
Alternative long-duration assets	44	21	60	83	756	42,838	43,802
Various other(2)	–	20	–	3,384	612	483	4,499
Total invested assets	$37,239	$35,215	$33,519	$63,295	$145,155	$96,196	$410,619
(1)	Represents contractual maturity. Actual maturity may differ due to prepayment privileges in the applicable contract.
(2)	Primarily includes equity method accounted investments and leveraged leases.

Manulife Financial Corporation – Second Quarter 2024	92

	Remaining term to maturity(1)
As at December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$20,338	$–	$–	$–	$–	$–	$20,338
Debt securities
Canadian government and agency	657	1,435	1,580	3,656	13,660	–	20,988
U.S. government and agency	297	725	744	4,504	22,208	–	28,478
Other government and agency	412	1,052	1,892	3,864	23,446	–	30,666
Corporate	8,475	15,512	18,548	33,361	54,100	50	130,046
Mortgage / asset-backed securities	106	153	279	556	877	–	1,971
Public equities	–	–	–	–	–	25,531	25,531
Mortgages	3,363	12,076	10,181	7,690	9,644	9,467	52,421
Private placements	1,418	3,486	4,704	9,137	26,790	71	45,606
Loans to Bank clients	39	23	1	–	–	2,373	2,436
Real estate
Own use property	–	–	–	–	–	2,591	2,591
Investment property	–	–	–	–	–	10,458	10,458
Other invested assets
Alternative long-duration assets	–	67	22	82	732	40,531	41,434
Various other(2)	–	–	19	1,528	2,242	457	4,246
Total invested assets	$35,105	$34,529	$37,970	$64,378	$153,699	$91,529	$417,210
(1)	Represents contractual maturity. Actual maturity may differ due to prepayment privileges in the applicable contract.
(2)	Primarily includes equity method accounted investments and leveraged leases.

Note 4 Derivative and Hedging Instruments

The Company uses derivative financial instruments (“derivatives”) including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. The Company’s policies and procedures for derivative and hedging instruments can be found in notes 1 and 5 of the Company’s 2023 Annual Consolidated Financial Statements.

Manulife Financial Corporation – Second Quarter 2024	93

(a) Fair value of derivatives

The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

		June 30, 2024			December 31, 2023
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$195,942	$2,792	$3,737	$184,309	$2,627	$3,044
	Foreign currency swaps	7,019	52	1,720	9,055	78	1,518
	Forward contracts	22,316	61	3,392	23,461	165	2,672
Cash flow hedges	Interest rate swaps	8,598	25	20	8,372	20	48
	Foreign currency swaps	1,155	38	181	1,150	35	181
	Forward contracts	50	–	–	–	–	–
	Equity contracts	380	15	–	240	3	–
Net investment hedges	Forward contracts	655	–	7	654	–	16
Total derivatives in qualifying hedge accounting relationships		236,115	2,983	9,057	227,241	2,928	7,479
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	102,873	2,442	3,541	103,806	2,361	3,098
	Interest rate futures	8,399	–	–	9,449	–	–
	Interest rate options	5,756	22	–	5,841	33	–
	Foreign currency swaps	37,002	1,809	667	33,148	1,873	398
	Currency rate futures	2,342	–	–	2,581	–	–
	Forward contracts	45,566	720	918	34,080	769	597
	Equity contracts	22,220	748	49	19,760	579	115
	Credit default swaps	111	3	–	131	3	–
	Equity futures	3,533	–	–	4,040	–	–
Total derivatives not designated in qualifying hedge accounting relationships		227,802	5,744	5,175	212,836	5,618	4,208
Total derivatives		$463,917	$8,727	$14,232	$440,077	$8,546	$11,687

The total notional amount above includes $79 billion (December 31, 2023 – $79 billion) of derivative instruments which reference rates that are impacted under the interest rate benchmark reform, with a significant majority to CDOR. The exposure in the Company’s hedge accounting programs is primarily to the CDOR benchmark. Compared to the overall risk exposure, the effect of interest rate benchmark reform on existing accounting hedges is not significant. The Company continues to apply high probability and high effectiveness expectation assumptions for cash flows and there would be no automatic de-designation of qualifying hedge relationships due to the impact from interest rate benchmark reform. Exposures indexed to CDOR were converted to an interest rate referencing the Canadian Overnight Repo Rate Average (CORRA) as at July 1, 2024.

The following tables present the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 7).

	Remaining term to maturity
As at June 30, 2024	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,032	$541	$528	$6,626	$8,727
Derivative liabilities	2,376	1,641	1,039	9,176	14,232

	Remaining term to maturity
As at December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$1,189	$603	$573	$6,181	$8,546
Derivative liabilities	1,561	1,982	717	7,427	11,687

Manulife Financial Corporation – Second Quarter 2024	94

Fair value and the fair value hierarchy of derivative instruments

As at June 30, 2024	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,602	$–	$5,325	$277
Foreign exchange contracts	2,359	–	2,359	–
Equity contracts	763	–	760	3
Credit default swaps	3	–	3	–
Total derivative assets	$8,727	$–	$8,447	$280
Derivative liabilities
Interest rate contracts	$11,157	$–	$8,299	$2,858
Foreign exchange contracts	3,026	–	3,024	2
Equity contracts	49	–	43	6
Total derivative liabilities	$14,232	$–	$11,366	$2,866

As at December 31, 2023	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$5,813	$–	$5,262	$551
Foreign exchange contracts	2,148	–	2,148	–
Equity contracts	582	–	572	10
Credit default swaps	3	–	3	–
Total derivative assets	$8,546	$–	$7,985	$561
Derivative liabilities
Interest rate contracts	$9,176	$–	$6,451	$2,725
Foreign exchange contracts	2,396	–	2,395	1
Equity contracts	115	–	114	1
Total derivative liabilities	$11,687	$–	$8,960	$2,727

Movement in net derivatives measured at fair value using significant non-market observable inputs (Level 3) is presented in note 3 (b).

(b) Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts with guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial components contained in the reinsurance contracts do not contain significant insurance risk. Claims expenses and claims paid on the reinsurance assumed offset claims recovered under reinsured contracts. Reinsured contracts with guaranteed minimum income benefits had a fair value of $310 (December 31, 2023 – $402) and reinsurance assumed with guaranteed minimum income benefits had a fair value of $nil (December 31, 2023 – $46).

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contracts. As at June 30, 2024, these embedded derivative liabilities had a fair value of $378 (December 31, 2023 – $487).

Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products’ minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, Consumer Price Index (“CPI”) indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contracts.

Manulife Financial Corporation – Second Quarter 2024	95

Note 5 Insurance and Reinsurance Contract Assets and Liabilities

(a) Movements in carrying amounts of insurance and reinsurance contracts

The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the period for the Company. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.

Insurance contracts – Analysis by measurement components

The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment and CSM for the six months ended June 30, 2024 and for the year ended December 31, 2023.

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening General Measurement Method (“GMM”) and Variable Fee Approach (“VFA”) insurance contract assets	$(416)	$141	$131	$–	$(144)
Opening GMM and VFA insurance contract liabilities	310,807	22,697	21,973	(59)	355,418
Opening Premium Allocation Approach (“PAA”) insurance contract net liabilities	12,712	626	–	(761)	12,577
Opening insurance contract liabilities for account of segregated fund holders	114,143	–	–	–	114,143
Net opening balance, January 1, 2024	437,246	23,464	22,104	(820)	481,994
Changes that relate to current services	(176)	(737)	(1,282)	–	(2,195)
Changes that relate to future services	(2,052)	413	1,808	–	169
Changes that relate to past services	(32)	(3)	–	–	(35)
Insurance service result	(2,260)	(327)	526	–	(2,061)
Insurance finance (income) expenses	(4,558)	(624)	165	–	(5,017)
Effects of movements in foreign exchange rates	7,181	694	450	–	8,325
Total changes in income and OCI	363	(257)	1,141	–	1,247
Total cash flows	1,388	–	–	–	1,388
Movements related to insurance acquisition cash flows	(3)	–	–	(1)	(4)
Change in PAA balance	57	11	–	48	116
Movements related to insurance contract liabilities for account of segregated fund holders	5,548	–	–	–	5,548
Net closing balance	444,599	23,218	23,245	(773)	490,289
Closing GMM and VFA insurance contract assets	(406)	137	142	–	(127)
Closing GMM and VFA insurance contract liabilities	312,545	22,444	23,103	(60)	358,032
Closing PAA insurance contract net liabilities	12,769	637	–	(713)	12,693
Closing insurance contract liabilities for account of segregated fund insurance holders	119,691	–	–	–	119,691
Net closing balance, June 30, 2024	$444,599	$23,218	$23,245	$(773)	$490,289

Insurance finance (income) expenses (“IFIE”)	For the six months ended June 30, 2024
Insurance finance (income) expenses for products not under PAA, per disclosure above(1)	$(5,017)
Insurance finance (income) expenses for products under PAA	66
Reclassification of derivative OCI to IFIE – cash flow hedges	(170)
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	2,560
Total insurance finance (income) expenses from insurance contracts issued	(2,561)
Effect of movements in foreign exchange rates	2,303
Total insurance finance (income) expenses from insurance contracts issued and effect of movement in foreign exchange rates	$(258)
Portion recognized in (income) expenses, including effects of foreign exchange rates	$9,081
Portion recognized in OCI, including effects of foreign exchange rates	(9,339)
(1)

The insurance finance (income) expenses reflect effect of time value of money and financial risk, which includes but is not limited to interest accreted using locked-in rate, changes in interest rates and other financial assumptions, changes in fair value of underlying items of direct participation contracts and effects of risk mitigation option.

Manulife Financial Corporation – Second Quarter 2024	96

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$(1,827)	$512	$657	$–	$(658)
Opening GMM and VFA insurance contract liabilities	297,967	25,750	19,192	(56)	342,853
Opening PAA insurance contract net liabilities	12,125	605	–	(749)	11,981
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	110,216
Net opening balance, January 1, 2023	418,481	26,867	19,849	(805)	464,392
Changes that relate to current services	152	(1,620)	(2,162)	–	(3,630)
Changes that relate to future services	(1,884)	(2,667)	4,642	–	91
Changes that relate to past services	(28)	(4)	–	–	(32)
Insurance service result	(1,760)	(4,291)	2,480	–	(3,571)
Insurance finance (income) expenses	22,340	1,646	320	–	24,306
Effects of movements in foreign exchange rates	(8,405)	(779)	(545)	–	(9,729)
Total changes in income and OCI	12,175	(3,424)	2,255	–	11,006
Total cash flows	2,081	–	–	–	2,081
Movements related to insurance acquisition cash flows	(5)	–	–	(3)	(8)
Change in PAA balance	587	21	–	(12)	596
Movements related to insurance contract liabilities for account of segregated fund holders	3,927	–	–	–	3,927
Net closing balance	437,246	23,464	22,104	(820)	481,994
Closing GMM and VFA insurance contract assets	(416)	141	131	–	(144)
Closing GMM and VFA insurance contract liabilities	310,807	22,697	21,973	(59)	355,418
Closing PAA insurance contract net liabilities	12,712	626	–	(761)	12,577
Closing insurance contract liabilities for account of segregated fund insurance holders	114,143	–	–	–	114,143
Net closing balance, December 31, 2023	$437,246	$23,464	$22,104	$(820)	$481,994

Reinsurance contracts held – Analysis by measurement components

The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the six months ended June 30, 2024 and for the year ended December 31, 2023.

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$38,156	$3,685	$514	$42,355
Opening reinsurance contract held liabilities	(4,384)	1,305	289	(2,790)
Opening PAA reinsurance contract net assets	239	16	–	255
Net opening balance, January 1, 2024	34,011	5,006	803	39,820
Changes that relate to current services	(99)	(272)	(115)	(486)
Changes that relate to future services	(1,798)	1,086	757	45
Changes that relate to past services	2	–	–	2
Insurance service result	(1,895)	814	642	(439)
Insurance finance (income) expenses from reinsurance contracts	(1,435)	(279)	18	(1,696)
Effects of changes in non-performance risk of reinsurers	25	–	–	25
Effects of movements in foreign exchange rates	1,548	132	22	1,702
Total changes in income and OCI	(1,757)	667	682	(408)
Total cash flows	15,919	–	–	15,919
Change in PAA balance	(12)	(4)	–	(16)
Net closing balance	48,161	5,669	1,485	55,315
Closing reinsurance contract held assets	51,272	5,100	1,151	57,523
Closing reinsurance contract held liabilities	(3,338)	557	334	(2,447)
Closing PAA reinsurance contract net assets	227	12	–	239
Net closing balance, June 30, 2024	$48,161	$5,669	$1,485	$55,315

Manulife Financial Corporation – Second Quarter 2024	97

	Estimates of PV of future cash flows	Risk adjustment for non- financial risk	CSM	Total
Opening reinsurance contract held assets	$39,656	$4,049	$1,873	$45,578
Opening reinsurance contract held liabilities	(3,919)	1,574	(1)	(2,346)
Opening PAA reinsurance contract net assets	240	8	–	248
Net opening balance, January 1, 2023	35,977	5,631	1,872	43,480
Changes that relate to current services	(19)	(478)	(164)	(661)
Changes that relate to future services	1,412	(442)	(894)	76
Changes that relate to past services	5	–	–	5
Insurance service result	1,398	(920)	(1,058)	(580)
Insurance finance (income) expenses from reinsurance contracts	173	447	10	630
Effects of changes in non-performance risk of reinsurers	(14)	–	–	(14)
Effects of movements in foreign exchange rates	(916)	(160)	(21)	(1,097)
Total changes in income and OCI	641	(633)	(1,069)	(1,061)
Total cash flows	(2,606)	–	–	(2,606)
Change in PAA balance	(1)	8	–	7
Net closing balance	34,011	5,006	803	39,820
Closing reinsurance contract held assets	38,156	3,685	514	42,355
Closing reinsurance contract held liabilities	(4,384)	1,305	289	(2,790)
Closing PAA reinsurance contract net assets	239	16	–	255
Net closing balance, December 31, 2023	$34,011	$5,006	$803	$39,820

(b) Effect of new business recognized in the period

The following table presents components of new business for insurance contracts issued for the periods presented.

	For the six months ended June 30, 2024		For the year ended December 31, 2023
	Non-onerous	Onerous	Non-onerous	Onerous
New business insurance contracts
Estimates of present value of cash outflows	$14,244	$1,167	$22,211	$3,796
Insurance acquisition cash flows	2,418	223	4,295	623
Claims and other insurance service expenses payable	11,826	944	17,916	3,173
Estimates of present value of cash inflows	(16,100)	(1,170)	(25,541)	(3,761)
Risk adjustment for non-financial risk	381	63	962	218
Contractual service margin	1,475	–	2,368	–
Amount included in insurance contract liabilities for the period	$–	$60	$–	$253

The following table presents components of new business for reinsurance contracts held portfolios for the periods presented:

	For the six months ended June 30, 2024	For the year ended December 31, 2023
New business reinsurance contracts
Estimates of present value of cash outflows	$(19,282)	$(1,997)
Estimates of present value of cash inflows	17,548	1,933
Risk adjustment for non-financial risk	1,117	399
Contractual service margin	647	(263)
Amount included in reinsurance assets for the period	$30	$72

Manulife Financial Corporation – Second Quarter 2024	98

(c) Insurance revenue

The following table shows the components of insurance revenue in the Consolidated Statements of Income. Insurance revenue excludes investment components and loss component. It also does not reflect any financial changes such as effect of time value of money, which are recognized in insurance finance income and expenses.

	three months ended June 30,		six months ended June 30,
For the	2024	2023	2024	2023
Expected incurred claims and other insurance service result	$3,509	$2,959	$7,062	$6,235
Change in risk adjustment for non-financial risk expired	366	402	732	717
CSM recognized for services provided	642	526	1,282	1,032
Recovery of insurance acquisition cash flows	313	202	592	381
Contracts under PAA	1,685	1,491	3,344	2,978
Total insurance revenue	$6,515	$5,580	$13,012	$11,343

(d) Significant judgements and estimates

Discount rates

The following tables present the spot rates used for discounting liability cash flows.

					June 30, 2024
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	4.98%	4.61%	5.30%	5.25%	5.27%	4.40%
		Somewhat liquid(1)	30	70	4.95%	4.53%	5.12%	5.11%	5.07%	4.40%
U.S.	USD	Illiquid	30	70	5.35%	5.06%	5.94%	6.17%	5.91%	5.00%
		Somewhat liquid(1)	30	70	5.51%	5.15%	5.81%	6.16%	5.91%	4.88%
Japan	JPY	Somewhat liquid(1)	30	70	0.56%	1.09%	1.61%	2.38%	2.91%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.25%	4.30%	5.19%	4.71%	4.23%	3.80%

					December 31, 2023
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.17%	4.33%	4.92%	4.86%	4.80%	4.40%
		Somewhat liquid(1)	30	70	5.14%	4.22%	4.69%	4.72%	4.69%	4.40%
U.S.	USD	Illiquid	30	70	5.38%	4.54%	5.37%	5.65%	5.27%	5.00%
		Somewhat liquid(1)	30	70	5.32%	4.57%	5.25%	5.56%	5.18%	4.88%
Japan	JPY	Somewhat liquid(1)	30	70	0.53%	0.77%	1.08%	1.75%	2.24%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.20%	4.01%	4.98%	4.61%	4.19%	3.80%
(1)	Somewhat liquid refers to liquidity level that is between liquid and illiquid. It is higher liquidity than illiquid and lower liquidity than liquid.

(e) Reinsurance transactions

Agreement with Global Atlantic Financial Group

On December 11, 2023, the Company announced it entered into agreements with Global Atlantic Financial Group Ltd. (“GA”) to reinsure policies from the U.S. long-term care (“LTC”), U.S. structured settlements, and Japan whole life legacy blocks. Under the terms of the transaction, the Company will retain responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance of an 80% quota share for the LTC block and 100% quota shares for the other blocks.

The transaction closed on February 22, 2024, with the Company transferring invested assets measured at FVOCI of $13.4 billion and reinsuring insurance and investment contract net liabilities of $13.2 billion. The Company recognized a reinsurance contractual service margin of $308 and financial assets of $134.

Agreement with RGA Life Reinsurance Company of Canada

On March 25, 2024, the Company announced it entered into an agreement with RGA Life Reinsurance Company of Canada to reinsure policies from its Canadian universal life block. Under the terms of the transaction, the Company will retain responsibility for the administration of the policies, with no intended impact to policyholders. The transaction was structured as coinsurance with a 100% quota share.

The transaction closed on April 2, 2024, with the Company transferring invested assets measured at FVOCI of $5.5 billion and reinsuring insurance contract liabilities of $5.4 billion. The Company recognized a reinsurance contractual service margin of $213.

Manulife Financial Corporation – Second Quarter 2024	99

Note 6 Investment Contract Assets and Liabilities

Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk. Those contracts are subsequently measured either at fair value or at amortized cost.

The following table presents the gross carrying and fair values of investment contract liabilities, the carrying and fair values of reinsurance financial assets and the net carrying and fair values of investment contract liabilities for the periods presented.

	June 30, 2024			December 31, 2023
As at	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net	Investment contract liabilities, gross of reinsurance	Reinsurance financial assets	Net
Investment contract liabilities, measured at fair value
Fair value	$717	$658	$59	$749	$–	$749
Investment contract liabilities, measured at amortized cost
Carrying value	12,314	1,034	11,280	11,067	27	11,040
Fair value	12,303	958	11,345	10,994	27	10,967

Note 7 Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 9 of the Company’s 2023 Annual Consolidated Financial Statements as well as the denoted components in the “Risk Management and Risk Factors” section of the Company’s MD&A in the Company’s 2023 Annual Report.

(a) Risk disclosures included in the Second Quarter 2024 MD&A

Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in denoted components in the “Risk Management and Risk Factors” section of the Second Quarter 2024 MD&A. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures”, IFRS 17 “Insurance Contracts” and IAS 34 “Interim Financial Reporting” and are an integral part of these Interim Consolidated Financial Statements. The risks to which the Company is exposed at the end of the reporting period are representative of risks it is typically exposed to throughout the reporting period.

(b) Credit risk

Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

Credit risk associated with derivative counterparties is discussed in note 7(e).

Manulife Financial Corporation – Second Quarter 2024	100

(I) Credit quality

The following tables present financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles, with allowances, plus allowances for loan commitments.

As at June 30, 2024	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$184,956	$1,001	$–	$185,957
Non-investment grade	5,325	556	6	5,887
Total carrying value	190,281	1,557	6	191,844
Allowance for credit losses	230	41	8	279
Debt securities, measured at amortized cost
Investment grade	1,424	–	–	1,424
Non-investment grade	–	–	–	–
Total	1,424	–	–	1,424
Allowance for credit losses	1	–	–	1
Total carrying value, net of allowance	1,423	–	–	1,423
Private placements, measured at FVOCI
Investment grade	39,497	691	–	40,188
Non-investment grade	4,986	865	124	5,975
Total carrying value	44,483	1,556	124	46,163
Allowance for credit losses	110	111	130	351
Commercial mortgages, measured at FVOCI
AAA	205	–	–	205
AA	6,411	–	–	6,411
A	14,216	44	–	14,260
BBB	5,445	1,030	–	6,475
BB	10	614	–	624
B and lower	–	52	105	157
Total carrying value	26,287	1,740	105	28,132
Allowance for credit losses	33	42	145	220
Commercial mortgages, measured at amortized cost
AAA	–	–	–	–
AA	–	–	–	–
A	141	64	–	205
BBB	–	–	–	–
BB	–	–	–	–
B and lower	174	7	5	186
Total	315	71	5	391
Allowance for credit losses	1	1	–	2
Total carrying value, net of allowance	314	70	5	389
Residential mortgages, measured at amortized cost
Performing	21,953	1,334	–	23,287
Non-performing	–	–	46	46
Total	21,953	1,334	46	23,333
Allowance for credit losses	4	2	1	7
Total carrying value, net of allowance	21,949	1,332	45	23,326
Loans to Bank clients, measured at amortized cost
Performing	2,289	42	–	2,331
Non-performing	–	–	9	9
Total	2,289	42	9	2,340
Allowance for credit losses	1	–	1	2
Total carrying value, net of allowance	2,288	42	8	2,338
Other invested assets, measured at FVOCI
Investment grade	–	–	–	–
Non-investment grade	409	–	–	409
Total carrying value	409	–	–	409
Allowance for credit losses	14	–	–	14
Other invested assets, measured at amortized cost
Investment grade	4,016	–	–	4,016
Non-investment grade	–	–	–	–
Total	4,016	–	–	4,016
Allowance for credit losses	1	–	–	1
Total carrying value, net of allowance	4,015	–	–	4,015
Loan commitments
Allowance for credit losses	7	2	2	11
Total carrying value, net of allowance	$291,449	$6,297	$293	$298,039

Manulife Financial Corporation – Second Quarter 2024	101

As at December 31, 2023	Stage 1	Stage 2	Stage 3	Total
Debt securities, measured at FVOCI
Investment grade	$197,562	$2,252	$–	$199,814
Non-investment grade	5,367	596	–	5,963
Total carrying value	202,929	2,848	–	205,777
Allowance for credit losses	283	54	6	343
Debt securities, measured at amortized cost
Investment grade	1,373	–	–	1,373
Non-investment grade	–	–	–	–
Total	1,373	–	–	1,373
Allowance for credit losses	1	–	–	1
Total carrying value, net of allowance	1,372	–	–	1,372
Private placements, measured at FVOCI
Investment grade	37,722	1,644	–	39,366
Non-investment grade	5,210	295	81	5,586
Total carrying value	42,932	1,939	81	44,952
Allowance for credit losses	126	108	83	317
Commercial mortgages, measured at FVOCI
AAA	279	–	–	279
AA	6,815	–	–	6,815
A	14,111	86	–	14,197
BBB	5,513	984	–	6,497
BB	10	532	–	542
B and lower	–	36	107	143
Total carrying value	26,728	1,638	107	28,473
Allowance for credit losses	40	42	143	225
Commercial mortgages, measured at amortized cost
AAA	–	–	–	–
AA	–	–	–	–
A	148	48	–	196
BBB	–	–	–	–
BB	–	–	–	–
B and lower	145	35	–	180
Total	293	83	–	376
Allowance for credit losses	1	2	–	3
Total carrying value, net of allowance	292	81	–	373
Residential mortgages, measured at amortized cost
Performing	20,898	1,570	–	22,468
Non-performing	–	–	60	60
Total	20,898	1,570	60	22,528
Allowance for credit losses	4	2	2	8
Total carrying value, net of allowance	20,894	1,568	58	22,520
Loans to Bank clients, measured at amortized cost
Performing	2,387	44	–	2,431
Non-performing	–	–	8	8
Total	2,387	44	8	2,439
Allowance for credit losses	2	–	1	3
Total carrying value, net of allowance	2,385	44	7	2,436
Other invested assets, measured at FVOCI
Investment grade	–	–	–	–
Non-investment grade	360	–	–	360
Total carrying value	360	–	–	360
Allowance for credit losses	16	–	–	16
Other invested assets, measured at amortized cost
Investment grade	3,791	–	–	3,791
Non-investment grade	–	–	–	–
Total	3,791	–	–	3,791
Allowance for credit losses	1	–	–	1
Total carrying value, net of allowance	3,790	–	–	3,790
Loan commitments
Allowance for credit losses	9	1	2	12
Total carrying value, net of allowance	$301,682	$8,118	$253	$310,053

Manulife Financial Corporation – Second Quarter 2024	102

(II) Allowance for credit losses

The following tables provide details on the allowance for credit losses by stage as at and for the six months ended June 30, 2024 and for the year ended December 31, 2023.

As at June 30, 2024	Stage 1	Stage 2	Stage 3	Total
Balance, January 1, 2024	$483	$209	$237	$929
Net re-measurement due to transfers	4	(10)	6	–
Transfer to stage 1	8	(8)	–	–
Transfer to stage 2	(3)	3	–	–
Transfer to stage 3	(1)	(5)	6	–
Net originations, purchases, disposals and repayments	4	(5)	(17)	(18)
Changes to risk, parameters, and models	(97)	(1)	59	(39)
Foreign exchange and other adjustments	8	6	2	16
Balance, end of the period	$402	$199	$287	$888

As at December 31, 2023	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of the year	$511	$141	$72	$724
Net re-measurement due to transfers	4	6	(10)	–
Transfer to stage 1	12	(11)	(1)	–
Transfer to stage 2	(6)	28	(22)	–
Transfer to stage 3	(2)	(11)	13	–
Net originations, purchases, disposals and repayments	45	8	(23)	30
Changes to risk, parameters, and models	(71)	48	233	210
Foreign exchange and other adjustments	(6)	6	(35)	(35)
Balance, end of the year	$483	$209	$237	$929

(III) Significant judgements and estimates

The following table shows certain key macroeconomic variables used to estimate the expected credit loss (“ECL”) allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

		Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2
As at June 30, 2024	Current quarter	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada
Gross Domestic Product (GDP), in U.S. $ billions	$1,957	2.0%	1.9%	3.4%	2.2%	(2.1%)	2.1%	(3.9%)	1.9%
Unemployment rate	6.2%	6.3%	6.1%	6.1%	5.7%	7.4%	8.1%	7.8%	9.8%
NYMEX Light Sweet Crude Oil (in U.S. dollars, per barrel)	83.9	81.3	71.9	83.9	73.2	67.5	66.3	58.3	60.7
U.S.
Gross Domestic Product (GDP), in U.S. $ billions	$22,900	1.7%	2.2%	3.7%	2.3%	(2.4%)	2.5%	(4.2%)	2.3%
Unemployment rate	4.0%	4.0%	4.0%	3.3%	3.3%	6.6%	5.8%	7.0%	7.6%
7-10 Year BBB U.S. Corporate Index	6.0%	6.1%	6.0%	5.9%	6.1%	5.6%	5.4%	6.2%	5.3%
Japan
Gross Domestic Product (GDP), in JPY billions	¥558,589	1.1%	0.8%	3.2%	1.0%	(4.0%)	1.1%	(7.6%)	1.6%
Unemployment rate	2.5%	2.5%	2.3%	2.4%	2.1%	3.0%	3.0%	3.1%	3.6%
Hong Kong
Unemployment rate	3.0%	3.0%	3.1%	2.7%	2.8%	4.1%	4.0%	4.5%	4.8%
Hang Seng Index	17,229	25.1%	7.8%	40.0%	7.5%	(10.6%)	14.3%	(31.7%)	17.8%
China
Gross Domestic Product (GDP), in CNY billions	¥111,690	4.5%	4.2%	7.1%	4.4%	(3.0%)	4.6%	(6.0%)	3.8%
FTSE Xinhua A200 Index	9,595	2.5%	4.1%	20.9%	2.1%	(34.4%)	11.0%	(44.5%)	12.4%

Manulife Financial Corporation – Second Quarter 2024	103

(IV) Sensitivity to changes in economic assumptions

The following table shows the actual ECL allowance recorded by the Company which results from using all four macroeconomic scenarios (including the more heavily weighted best estimate baseline scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance which would result from using only the baseline scenario.

As at	June 30, 2024	December 31, 2023
Probability-weighted ECLs	$888	$929
Baseline ECL	$670	$659
Difference – in amount	$218	$270
Difference – in percentage	24.55%	29.06%

(c) Securities lending, repurchase and reverse repurchase transactions

As at June 30, 2024, the Company had loaned securities (which are included in invested assets) with a market value of $1,312 (December 31, 2023 – $626). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

As at June 30, 2024, the Company had engaged in reverse repurchase transactions of $914 (December 31, 2023 – $466) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $436 as at June 30, 2024 (December 31, 2023 – $202) which are recorded as payables.

(d) Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDS”) to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings.

The following tables present details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at June 30, 2024	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$21	$1	3
A	64	1	3
BBB	26	1	3
Total single name CDS	$111	$3	3
Total CDS protection sold	$111	$3	3

As at December 31, 2023	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDS(3),(4) – Corporate debt
AA	$23	$1	4
A	94	2	3
BBB	14	–	1
Total single name CDS	$131	$3	3
Total CDS protection sold	$131	$3	3

(1)  Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.

(2)  The weighted average maturity of the CDS is weighted based on notional amounts.

(3)  Ratings are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(4)  The Company held no purchased credit protection as at June 30, 2024 and December 31, 2023.

Manulife Financial Corporation – Second Quarter 2024	104

(e) Derivatives

The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at June 30, 2024, the percentage of the Company’s derivative exposure with counterparties rated AA- or higher was 33 per cent (December 31, 2023 – 33 per cent). As at June 30, 2024, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,503 (December 31, 2023 – $1,357). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (December 31, 2023 – $nil).

(f) Offsetting financial assets and financial liabilities

Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse repurchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.

Manulife Financial Corporation – Second Quarter 2024	105

The following tables present the effect of conditional master netting agreements and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

		Related amounts not set off in the Consolidated Statements of Financial Position

As at June 30, 2024	Gross amounts of financial instruments(1)	Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,229	$(6,890)	$(2,028)	$311	$311
Securities lending	1,312	–	(1,307)	5	5
Reverse repurchase agreements	914	(364)	(545)	5	5
Total financial assets	$11,455	$(7,254)	$(3,880)	$321	$321
Financial liabilities
Derivative liabilities	$(15,083)	$6,890	$8,013	$(180)	$(138)
Repurchase agreements	(436)	364	72	–	–
Total financial liabilities	$(15,519)	$7,254	$8,085	$(180)	$(138)

		Related amounts not set off in the Consolidated Statements of Financial Position

As at December 31, 2023	Gross amounts of financial instruments(1)	Amounts subject to enforceable master netting agreements or similar arrangements	Financial and cash collateral pledged (received)(2)	Net amounts including financing entity(3)	Net amounts excluding financing entity
Financial assets
Derivative assets	$9,044	$(6,516)	$(2,374)	$154	$154
Securities lending	626	–	(626)	–	–
Reverse repurchase agreements	466	(202)	(264)	–	–
Total financial assets	$10,136	$(6,718)	$(3,264)	$154	$154
Financial liabilities
Derivative liabilities	$(12,600)	$6,516	$5,958	$(126)	$(57)
Repurchase agreements	(202)	202	–	–	–
Total financial liabilities	$(12,802)	$6,718	$5,958	$(126)	$(57)

(1)  Financial assets and liabilities include accrued interest of $506 and $851, respectively (December 31, 2023 – $502 and $913, respectively).

(2)  Financial and cash collateral exclude over-collateralization. As at June 30, 2024, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $669, $1,660, $17 and $nil, respectively (December 31, 2023 – $424, $1,420, $20 and $nil, respectively). As at June 30, 2024, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange traded contracts or cleared contracts.

(3)  Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity.

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

Manulife Financial Corporation – Second Quarter 2024	106

A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following tables present the effect of unconditional netting.

As at June 30, 2024	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,364	$(1,364)	$–
Variable surplus note	(1,364)	1,364	–

As at December 31, 2023	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note	$1,276	$(1,276)	$–
Variable surplus note	(1,276)	1,276	–

Note 8 Long-Term Debt

(a) Carrying value of long-term debt instruments

				As at
	Issue date	Maturity date	Par value	June 30, 2024	December 31, 2023
3.050% Senior notes(1)	August 27, 2020	August 27, 2060	US$1,155	$1,578	$1,519
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	1,015	977
3.703% Senior notes(1)	March 16, 2022	March 16, 2032	US$750	1,021	983
2.396% Senior notes(1)	June 1, 2020	June 1, 2027	US$200	273	263
2.484% Senior notes(1)	May 19, 2020	May 19, 2027	US$500	682	657
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	369	356
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,366	1,316
Total				$6,304	$6,071

(1)  These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b) Fair value measurement

The Company measures its long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2024, the fair value of long-term debt was $5,365 (December 31, 2023 – $5,525). Fair value of long-term debt was determined using Level 2 valuation techniques (December 31, 2023 – Level 2).

Manulife Financial Corporation – Second Quarter 2024	107

Note 9 Capital Instruments

(a) Carrying value of capital instruments

					As at
	Issue date	Earliest par redemption date	Maturity date	Par value	June 30, 2024	December 31, 2023
JHFC Subordinated notes(1)	December 14, 2006	n/a	December 15, 2036	$650	$647	$647
2.818% MFC Subordinated debentures(1)	May 12, 2020	May 13, 2030	May 13, 2035	$1,000	997	996
4.275% MFC Subordinated notes(2),(3)	June 19, 2024	June 19, 2029	June 19, 2034	S$500	502	–
5.054% MFC Subordinated debentures(4)	February 23, 2024	February 23, 2029	February 23, 2034	$1,100	1,095	–
5.409% MFC Subordinated debentures	March 10, 2023	March 10, 2028	March 10, 2033	$1,200	1,195	1,195
4.061% MFC Subordinated notes(1),(5)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	1,024	987
2.237% MFC Subordinated debentures(1)	May 12, 2020	May 12, 2025	May 12, 2030	$1,000	999	999
3.00% MFC Subordinated notes(1)	November 21, 2017	November 21, 2024	November 21, 2029	S$500	505	499
3.049% MFC Subordinated debentures(6)	August 18, 2017	August 20, 2024	August 20, 2029	$750	750	750
7.375% JHUSA Surplus notes(7)	February 25, 1994	n/a	February 15, 2024	US$450	–	594
Total					$7,714	$6,667

(1)  The Company is monitoring regulatory and market developments globally with respect to the interest rate benchmark reform. The Company will take appropriate actions in due course to accomplish any necessary transitions or replacements. As at June 30, 2024, capital instruments of $647 (December 31, 2023 – $647) had an interest rate referencing CDOR, and transitioned to an interest rate referencing the CORRA on July 1, 2024. In addition, capital instruments of $1,996, $1,024 and $505, respectively (December 31, 2023 – $2,745, $987 and $499, respectively) have interest rate resets in the future referencing CDOR, the US Dollar Mid-Swap rate (based on London Interbank Offered Rate (LIBOR)), and the Singapore Dollar Swap Offer rate, respectively. Future rate resets for these capital instruments may rely on alternative reference rates such as CORRA, the alternative rate for CDOR, the Secured Overnight Financing Rate (SOFR), the alternative rate for USD LIBOR, and the Singapore Overnight Rate Average (SORA), the alternative rate for the Singapore Swap Offer Rate (SOR).

(2)  Designated as a hedge of the Company’s net investment in its Singapore operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(3)  Issued by MFC during the second quarter of 2024, interest is payable semi-annually. After June 19, 2029, the interest rate will reset to equal the prevailing 5-year SORA Overnight Indexed Swap (SORA OIS) Rate plus 1.201%. With regulatory approval, MFC may redeem the notes, in whole, but not in part, on June 19, 2029 and on any interest payment date thereafter, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

(4)  Issued by MFC during the first quarter of 2024, interest is payable semi-annually. After February 23, 2029, the interest rate will reset to equal the Daily Compounded CORRA plus 1.44%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after February 23, 2029, at a redemption price equal to par, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

(5)  Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(6)  On June 24, 2024, MFC announced its intention to redeem 3.049% MFC Subordinated debentures at par on August 20, 2024.

(7)  The 7.375% JHUSA Surplus notes matured and were redeemed on February 15, 2024.

(b) Fair value measurement

The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at June 30, 2024, the fair value of capital instruments was $7,580 (December 31, 2023 – $6,483). Fair value of capital instruments was determined using Level 2 valuation techniques (December 31, 2023 – Level 2).

Manulife Financial Corporation – Second Quarter 2024	108

Note 10 Equity Capital and Earnings Per Share

(a) Preferred shares and other equity instruments

The following table presents information about the outstanding preferred shares and other equity instruments as at June 30, 2024 and December 31, 2023.

		Annual	Earliest	Number of		Net amount(4) as at
	Issue date	dividend/ distribution rate(1)	redemption date(2),(3)	shares (in millions)	Face amount	June 30, 2024	December 31, 2023
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares
Series 3(5),(6)	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4(7)	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9(5),(6)	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11(5),(6)	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13(5),(6)	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15(5),(6),(8)	February 25, 2014	5.775%	June 19, 2029	8	200	195	195
Series 17(5),(6)	August 15, 2014	3.800%	December 19, 2024	14	350	343	343
Series 19(5),(6)	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 25(5),(6)	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments
Limited recourse capital notes (LRCN)(9)
Series 1(10)	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2(10)	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3(10)	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total				102	$6,750	$6,660	$6,660
(1)

Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company’s discretion.

(2)

Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval, as noted.

(3)

Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 and including March 19, commencing in 2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.

(4)	Net of after-tax issuance costs.
(5)

On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%,
Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.

(6)

On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.

(7)	The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(8)

MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 15 on June 19, 2024, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.775%, for a five-year period commencing on June 20, 2024.

(9)

Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust’s assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28, and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.

(10)

The LRCN Series 1 distribute at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 distribute at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 distribute at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

(b) Common shares

As at June 30, 2024, there were 14 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (December 31, 2023 – 17 million).

Manulife Financial Corporation – Second Quarter 2024	109

The following table presents changes in common shares issued and outstanding.

Number of common shares (in millions)	For the six months ended June 30, 2024	For the year ended December 31, 2023
Balance, beginning of period	1,806	1,865
Repurchased for cancellation	(25)	(63)
Issued on exercise of stock options and deferred share units	4	4
Balance, end of period	1,785	1,806

Normal course issuer bid

On February 20, 2024, the Company received approval from the Toronto Stock Exchange (“TSX”) to launch a normal course issuer bid (“NCIB”) that permits the purchase for cancellation of up to 50 million common shares, representing approximately 2.8% of its issued and outstanding common shares. Purchases under the NCIB commenced on February 23, 2024 and may continue until February 22, 2025, when the NCIB expires, or such earlier date as the Company completes its purchases.

On May 7, 2024, the Company announced that the TSX approved an amendment to the existing NCIB to increase the number of common shares that it may repurchase for cancellation from up to 50 million common shares (approximately 2.8% of shares outstanding) to up to 90 million common shares (approximately 5% of shares outstanding as at February 12, 2024).

The Company’s previous NCIB expired on February 22, 2024, with no purchases during 2024.

During the six months ended June 30, 2024, the Company purchased for cancellation 25 million shares (2023 – 33 million shares) for
$840 and incurred $15 tax on net repurchases of equity (2023 – $841 and $nil, respectively). Of this, $295 was recorded in common shares and $560 was recorded in retained earnings in the Consolidated Statements of Changes in Equity (2023 – $392 and $449, respectively).

(c) Earnings per share

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

	three months ended		six months ended
For the	June 30,		June 30,
(in millions)	2024	2023	2024	2023
Weighted average number of common shares	1,793	1,842	1,799	1,850
Dilutive stock-based awards(1)	6	4	6	4
Weighted average number of diluted common shares	1,799	1,846	1,805	1,854

(1)  The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 11 Revenue from Service Contracts

The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.

The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Manulife Financial Corporation – Second Quarter 2024	110

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company’s control. Transaction processing and administrative fees vary with activity volumes, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily.

Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

The following tables present revenue from service contracts by service lines and reporting segments as disclosed in note 14.

For the three months ended June 30, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$875	$(124)	$751
Transaction processing, administration, and service fees	711	68	779
Distribution fees and other	222	9	231
Total included in other revenue	1,808	(47)	1,761
Revenue from non-service lines	1	87	88
Total other revenue	$1,809	$40	$1,849
Real estate management services included in net investment income	$–	$68	$68

For the three months ended June 30, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$797	$(95)	$702
Transaction processing, administration, and service fees	636	69	705
Distribution fees and other	213	13	226
Total included in other revenue	1,646	(13)	1,633
Revenue from non-service lines	1	57	58
Total other revenue	$1,647	$44	$1,691
Real estate management services included in net investment income	$–	$74	$74

For the six months ended June 30, 2024	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,725	$(242)	$1,483
Transaction processing, administration, and service fees	1,393	149	1,542
Distribution fees and other	444	24	468
Total included in other revenue	3,562	(69)	3,493
Revenue from non-service lines	(3)	167	164
Total other revenue	$3,559	$98	$3,657
Real estate management services included in net investment income	$–	$152	$152

Manulife Financial Corporation – Second Quarter 2024	111

For the six months ended June 30, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$1,628	$(189)	$1,439
Transaction processing, administration, and service fees	1,261	138	1,399
Distribution fees and other	421	26	447
Total included in other revenue	3,310	(25)	3,285
Revenue from non-service lines	2	95	97
Total other revenue	$3,312	$70	$3,382
Real estate management services included in net investment income	$–	$157	$157

Note 12 Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans, and other post-employment plans for eligible employees and agents. The following table presents information about the financial impacts of the Company’s material pension and retiree welfare plans in the U.S. and Canada.

	Pension plans		Retiree welfare plans(1)
For the three months ended June 30,	2024	2023	2024	2023
Defined benefit current service cost	$11	$10	$–	$–
Defined benefit administrative expenses	3	2	1	–
Service cost	14	12	1	–
Interest on net defined benefit (asset) liability	1	1	(1)	–
Defined benefit cost	15	13	–	–
Defined contribution cost	23	22	–	–
Net benefit cost reported in earnings	$38	$35	$–	$–
Actuarial (gain) loss on economic assumption changes	$(35)	$(35)	$(6)	$(5)
Investment (gain) loss (excluding interest income)	3	22	1	9
Change in effect of asset limit	3	(1)	–	–
Remeasurement (gain) loss recorded in AOCI, net of tax	$(29)	$(14)	$(5)	$4

	Pension plans		Retiree welfare plans(1)
For the six months ended June 30,	2024	2023	2024	2023
Defined benefit current service cost	$22	$20	$–	$–
Defined benefit administrative expenses	5	5	1	–
Service cost	27	25	1	–
Interest on net defined benefit (asset) liability	2	2	(2)	(1)
Defined benefit cost	29	27	(1)	(1)
Defined contribution cost	52	50	–	–
Net benefit cost reported in earnings	$81	$77	$(1)	$(1)
Actuarial (gain) loss on economic assumption changes	$(83)	$30	$(14)	$4
Investment (gain) loss (excluding interest income)	14	(65)	–	(2)
Change in effect of asset limit	3	3	–	–
Remeasurement (gain) loss recorded in AOCI, net of tax	$(66)	$(32)	$(14)	$2
(1)

There are no material current service costs for the retiree welfare plans as they are closed and mostly frozen. The remeasurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

Manulife Financial Corporation – Second Quarter 2024	112

Note 13 Commitments and Contingencies

(a) Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In June 2018, a class action was initiated against the Company in the U.S. District Court for the Southern District of New York on behalf of owners of Performance Universal Life (“Perf UL”) policies issued between 2003 and 2010 whose policies were subject to a Cost of Insurance (“COI”) increase announced in 2018.

In addition to the class action, twelve individual lawsuits opposing the Perf UL COI increases were filed; nine in federal court and three in state court. The Company has now resolved litigation with respect to 100% of the filed lawsuits, which represents 84% of the total face amount of policies in the COI-increase block. Litigation remains possible with the final approximately 16% of the total face amount of the COI-increase block.

Subsequent to the resolution of the Perf UL COI-increase lawsuits, in September 2023 an unrelated lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company that state that “cost of insurance rates will be based on future expectations that include taxes.” The Plaintiff’s theory is that the Company impermissibly failed to decrease the COI rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.

(b) Guarantees

(I) Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated financing entity.

Manulife Financial Corporation – Second Quarter 2024	113

The following tables present certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the three months ended June 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$–	$1,037	$–	$1,037	$–
Total investment result	183	691	(361)	513	13
Other revenue	(4)	1,852	1	1,849	3
Net income (loss) attributed to shareholders and other equity holders	1,042	950	(950)	1,042	4

For the three months ended June 30, 2023	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$–	$887	$–	$887	$–
Total investment result	127	769	(299)	597	14
Other revenue	25	1,668	(2)	1,691	(5)
Net income (loss) attributed to shareholders and other equity holders	1,025	953	(953)	1,025	(2)

For the six months ended June 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$–	$2,015	$–	$2,015	$–
Total investment result	188	1,036	(363)	861	27
Other revenue	(7)	3,663	1	3,657	9
Net income (loss) attributed to shareholders and other equity holders	1,908	1,901	(1,901)	1,908	13

For the six months ended June 30, 2023	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total insurance service result	$–	$1,736	$–	$1,736	$–
Total investment result	132	1,746	(311)	1,567	26
Other revenue	21	3,363	(2)	3,382	(5)
Net income (loss) attributed to shareholders and other equity holders	2,431	2,443	(2,443)	2,431	(1)

Condensed Consolidated Statements of Financial Position Information

As at June 30, 2024	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$91	$410,528	$–	$410,619	$18
Insurance contract assets	–	130	–	130	–
Reinsurance contract held assets	–	57,807	–	57,807	–
Total other assets	97,829	112,455	(169,673)	40,611	952
Segregated funds net assets	–	406,106	–	406,106	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	370,728	–	370,728	–
Reinsurance contract held liabilities	–	2,492	–	2,492	–
Investment contract liabilities	–	13,031	–	13,031	–
Total other liabilities	48,955	123,968	(100,763)	72,160	697
Insurance contract liabilities for account of segregated fund holders	–	119,691	–	119,691	–
Investment contract liabilities for account of segregated fund holders	–	286,415	–	286,415	–

Manulife Financial Corporation – Second Quarter 2024	114

As at December 31, 2023	MFC (Guarantor)	Subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total invested assets	$86	$417,124	$–	$417,210	$9
Insurance contract assets	–	145	–	145	–
Reinsurance contract held assets	–	42,651	–	42,651	–
Total other assets	59,023	42,411	(63,410)	38,024	969
Segregated funds net assets	–	377,544	–	377,544	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	367,996	–	367,996	–
Reinsurance contract held liabilities	–	2,831	–	2,831	–
Investment contract liabilities	–	11,816	–	11,816	–
Total other liabilities	12,070	55,129	(539)	66,660	718
Insurance contract liabilities for account of segregated fund holders	–	114,143	–	114,143	–
Investment contract liabilities for account of segregated fund holders	–	263,401	–	263,401	–

(II) Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 16.

Note 14 Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its businesses and markets. The Company’s significant product and service offerings by the reporting segments are mentioned below.

Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.

Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; property and casualty reinsurance business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Manulife Financial Corporation – Second Quarter 2024	115

The following tables present results by reporting segments and by geographical location.

(a) By Segment

For the three months ended June 30, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$509	$283	$130	$–	$17	$939
Annuities and pensions	11	60	27	–	–	98
Total insurance service result	520	343	157	–	17	1,037
Net investment income (loss)	2,424	685	1,237	(154)	320	4,512
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,257)	(632)	(1,387)	–	1	(3,275)
Annuities and pensions	(1,196)	(71)	(81)	–	–	(1,348)
Total insurance finance income (expenses)	(2,453)	(703)	(1,468)	–	1	(4,623)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	41	200	266	–	(5)	502
Annuities and pensions	264	(1)	(11)	–	–	252
Total reinsurance finance income (expenses)	305	199	255	–	(5)	754
Decrease (increase) in investment contract liabilities	(5)	(20)	(18)	(86)	(1)	(130)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	271	161	6	(240)	315	513
Other revenue	63	73	27	1,809	(123)	1,849
Other expenses	(83)	(170)	(31)	(1,184)	(121)	(1,589)
Interest expenses	(8)	(266)	(3)	(2)	(147)	(426)
Net income (loss) before income taxes	763	141	156	383	(59)	1,384
Income tax (expenses) recoveries	(115)	(39)	(21)	(32)	(45)	(252)
Net income (loss)	648	102	135	351	(104)	1,132
Less net income (loss) attributed to:
Non-controlling interests	38	–	–	1	–	39
Participating policyholders	28	23	–	–	–	51
Net income (loss) attributed to shareholders and other equity holders	$582	$79	$135	$350	$(104)	$1,042

Manulife Financial Corporation – Second Quarter 2024	116

For the three months ended June 30, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$483	$217	$114	$–	$34	$848
Annuities and pensions	(23)	45	17	–	–	39
Total insurance service result	460	262	131	–	34	887
Net investment income (loss)	2,336	997	1,237	(205)	454	4,819
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,049)	(794)	(1,041)	–	44	(2,840)
Annuities and pensions	(1,497)	150	453	–	–	(894)
Total insurance finance income (expenses)	(2,546)	(644)	(588)	–	44	(3,734)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	137	15	(17)	–	(24)	111
Annuities and pensions	3	(1)	(444)	–	–	(442)
Total reinsurance finance income (expenses)	140	14	(461)	–	(24)	(331)
Decrease (increase) in investment contract liabilities	(26)	(13)	(83)	(39)	4	(157)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	(96)	354	105	(244)	478	597
Other revenue	47	72	16	1,647	(91)	1,691
Other expenses	(63)	(140)	(28)	(1,037)	(90)	(1,358)
Interest expenses	(3)	(236)	(4)	(4)	(134)	(381)
Net income (loss) before income taxes	345	312	220	362	197	1,436
Income tax (expenses) recoveries	(91)	(64)	(37)	(44)	(29)	(265)
Net income (loss)	254	248	183	318	168	1,171
Less net income (loss) attributed to:
Non-controlling interests	25	–	–	1	–	26
Participating policyholders	99	21	–	–	–	120
Net income (loss) attributed to shareholders and other equity holders	$130	$227	$183	$317	$168	$1,025

Manulife Financial Corporation – Second Quarter 2024	117

For the six months ended June 30, 2024	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,073	$511	$225	$–	$45	$1,854
Annuities and pensions	(6)	116	51	–	–	161
Total insurance service result	1,067	627	276	–	45	2,015
Net investment income (loss)	4,652	1,889	2,142	(331)	653	9,005
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,697)	(1,687)	(2,998)	–	25	(7,357)
Annuities and pensions	(2,324)	254	346	–	–	(1,724)
Total insurance finance income (expenses)	(5,021)	(1,433)	(2,652)	–	25	(9,081)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(143)	195	742	–	(5)	789
Annuities and pensions	850	(1)	(460)	–	–	389
Total reinsurance finance income (expenses)	707	194	282	–	(5)	1,178
Decrease (increase) in investment contract liabilities	(13)	(36)	(56)	(139)	3	(241)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	325	614	(284)	(470)	676	861
Other revenue	118	148	66	3,559	(234)	3,657
Other expenses	(139)	(330)	(49)	(2,276)	(253)	(3,047)
Interest expenses	(14)	(537)	(7)	(4)	(288)	(850)
Net income (loss) before income taxes	1,357	522	2	809	(54)	2,636
Income tax (expenses) recoveries	(265)	(122)	25	(93)	(77)	(532)
Net income (loss)	1,092	400	27	716	(131)	2,104
Less net income (loss) attributed to:
Non-controlling interests	93	–	–	1	–	94
Participating policyholders	54	48	–	–	–	102
Net income (loss) attributed to shareholders and other equity holders	$945	$352	$27	$715	$(131)	$1,908
Total assets	$188,217	$153,629	$251,973	$282,890	$38,564	$915,273

Manulife Financial Corporation – Second Quarter 2024	118

For the six months ended June 30, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result
Life, health and property and casualty insurance	$905	$428	$261	$–	$81	$1,675
Annuities and pensions	(75)	93	43	–	–	61
Total insurance service result	830	521	304	–	81	1,736
Net investment income (loss)	4,420	2,497	2,626	(409)	838	9,972
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,685)	(1,735)	(2,349)	–	717	(6,052)
Annuities and pensions	(1,607)	67	80	–	–	(1,460)
Total insurance finance income (expenses)	(4,292)	(1,668)	(2,269)	–	717	(7,512)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	89	22	180	–	(694)	(403)
Annuities and pensions	3	(1)	(252)	–	–	(250)
Total reinsurance finance income (expenses)	92	21	(72)	–	(694)	(653)
Decrease (increase) in investment contract liabilities	(31)	(33)	(79)	(95)	(2)	(240)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	189	817	206	(504)	859	1,567
Other revenue	57	144	40	3,312	(171)	3,382
Other expenses	(113)	(279)	(103)	(2,092)	(195)	(2,782)
Interest expenses	(5)	(468)	(8)	(9)	(258)	(748)
Net income (loss) before income taxes	958	735	439	707	316	3,155
Income tax (expenses) recoveries	(196)	(163)	(70)	(92)	(53)	(574)
Net income (loss)	762	572	369	615	263	2,581
Less net income (loss) attributed to:
Non-controlling interests	79	–	–	1	–	80
Participating policyholders	34	36	–	–	–	70
Net income (loss) attributed to shareholders and other equity holders	$649	$536	$369	$614	$263	$2,431
Total assets	$167,352	$153,393	$242,963	$247,034	$40,569	$851,311

(b) By Geographic Location

For the three months ended June 30, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$508	$286	$126	$19	$939
Annuities and pensions	11	60	27	–	98
Total insurance service result	519	346	153	19	1,037
Net investment income (loss)	2,425	856	1,214	17	4,512
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,257)	(628)	(1,390)	–	(3,275)
Annuities and pensions	(1,196)	(71)	(81)	–	(1,348)
Total insurance finance income (expenses)	(2,453)	(699)	(1,471)	–	(4,623)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	41	195	266	–	502
Annuities and pensions	264	(1)	(11)	–	252
Total reinsurance finance income (expenses)	305	194	255	–	754
Decrease (increase) in investment contract liabilities	(50)	(42)	(36)	(2)	(130)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$227	$309	$(38)	$15	$513
Other revenue	$516	$540	$875	$(82)	$1,849

Manulife Financial Corporation – Second Quarter 2024	119

For the three months ended June 30, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$488	$214	$108	$38	$848
Annuities and pensions	(23)	45	17	–	39
Total insurance service result	465	259	125	38	887
Net investment income (loss)	2,350	1,284	1,190	(5)	4,819
Insurance finance income (expenses)
Life, health and property and casualty insurance	(1,049)	(774)	(1,027)	10	(2,840)
Annuities and pensions	(1,497)	150	453	–	(894)
Total insurance finance income (expenses)	(2,546)	(624)	(574)	10	(3,734)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	133	(5)	(17)	–	111
Annuities and pensions	3	(1)	(444)	–	(442)
Total reinsurance finance income (expenses)	136	(6)	(461)	–	(331)
Decrease (increase) in investment contract liabilities	(53)	(30)	(72)	(2)	(157)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$(113)	$624	$83	$3	$597
Other revenue	$347	$563	$781	$–	$1,691

For the six months ended June 30, 2024	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$1,073	$510	$221	$50	$1,854
Annuities and pensions	(6)	116	51	–	161
Total insurance service result	1,067	626	272	50	2,015
Net investment income (loss)	4,681	2,243	2,063	18	9,005
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,697)	(1,683)	(2,977)	–	(7,357)
Annuities and pensions	(2,324)	254	346	–	(1,724)
Total insurance finance income (expenses)	(5,021)	(1,429)	(2,631)	–	(9,081)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	(143)	190	742	–	789
Annuities and pensions	850	(1)	(460)	–	389
Total reinsurance finance income (expenses)	707	189	282	–	1,178
Decrease (increase) in investment contract liabilities	(91)	(77)	(70)	(3)	(241)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$276	$926	$(356)	$15	$861
Other revenue	$1,020	$1,075	$1,733	$(171)	$3,657

For the six months ended June 30, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result
Life, health and property and casualty insurance	$915	$418	$250	$92	$1,675
Annuities and pensions	(75)	93	43	–	61
Total insurance service result	840	511	293	92	1,736
Net investment income (loss)	4,551	2,920	2,482	19	9,972
Insurance finance income (expenses)
Life, health and property and casualty insurance	(2,685)	(1,049)	(2,330)	12	(6,052)
Annuities and pensions	(1,607)	67	80	–	(1,460)
Total insurance finance income (expenses)	(4,292)	(982)	(2,250)	12	(7,512)
Reinsurance finance income (expenses)
Life, health and property and casualty insurance	81	(664)	180	–	(403)
Annuities and pensions	3	(1)	(252)	–	(250)
Total reinsurance finance income (expenses)	84	(665)	(72)	–	(653)
Decrease (increase) in investment contract liabilities	(112)	(58)	(66)	(4)	(240)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$231	$1,215	$94	$27	$1,567
Other revenue	$682	$1,083	$1,624	$(7)	$3,382

Manulife Financial Corporation – Second Quarter 2024	120

Note 15 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.

Segregated funds underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

As at June 30, 2024, these guarantees are recorded within the Company’s insurance contract liabilities and amount to $1,823 (December 31, 2023 – $2,675), of which $563 are reinsured (December 31, 2023 – $980). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. “Insurance contract liabilities for account of segregated fund holders” on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. The denoted components in the “Risk Management and Risk Factors Update” section of the Second Quarter 2024 MD&A provide information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Note 16 Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements and relate to MFC’s guarantee of certain securities to be issued by its subsidiaries. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 24 to the Company’s 2023 Annual Consolidated Financial Statements.

Condensed Consolidated Statement of Financial Position

As at June 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$91	$105,719	$304,975	$(166)	$410,619
Investments in unconsolidated subsidiaries	64,762	9,080	52,834	(126,676)	–
Insurance contract assets	–	–	238	(108)	130
Reinsurance contract held assets	–	46,220	21,818	(10,231)	57,807
Other assets	33,067	10,722	68,370	(71,548)	40,611
Segregated funds net assets	–	204,247	203,441	(1,582)	406,106
Total assets	$97,920	$375,988	$651,676	$(210,311)	$915,273
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$143,220	$238,168	$(10,660)	$370,728
Reinsurance contract held liabilities	–	–	2,498	(6)	2,492
Investment contract liabilities	–	4,886	8,745	(600)	13,031
Other liabilities	35,584	7,401	86,738	(71,581)	58,142
Long-term debt	6,304	–	–	–	6,304
Capital instruments	7,067	–	33,047	(32,400)	7,714
Insurance contract liabilities for account of segregated fund holders	–	55,022	64,669	–	119,691
Investment contract liabilities for account of segregated fund holders	–	149,225	138,772	(1,582)	286,415
Shareholders and other equity holders’ equity	48,965	16,285	77,197	(93,482)	48,965
Participating policyholders’ equity	–	(51)	430	–	379
Non-controlling interests	–	–	1,412	–	1,412
Total liabilities and equity	$97,920	$375,988	$651,676	$(210,311)	$915,273

Manulife Financial Corporation – Second Quarter 2024	121

Condensed Consolidated Statement of Financial Position

As at December 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Total invested assets	$86	$109,433	$307,930	$(239)	$417,210
Investments in unconsolidated subsidiaries	58,694	8,674	17,916	(85,284)	–
Insurance contract assets	–	–	217	(72)	145
Reinsurance contract held assets	–	42,418	10,380	(10,147)	42,651
Other assets	329	8,731	32,700	(3,736)	38,024
Segregated funds net assets	–	188,067	191,241	(1,764)	377,544
Total assets	$59,109	$357,323	$560,384	$(101,242)	$875,574
Liabilities and equity
Insurance contract liabilities, excluding those for account of segregated fund holders	$–	$145,589	$232,972	$(10,565)	$367,996
Reinsurance contract held liabilities	–	–	2,831	–	2,831
Investment contract liabilities	–	3,487	8,928	(599)	11,816
Other liabilities	573	5,869	51,266	(3,786)	53,922
Long-term debt	6,071	–	–	–	6,071
Capital instruments	5,426	594	647	–	6,667
Insurance contract liabilities for account of segregated fund holders	–	51,719	62,424	–	114,143
Investment contract liabilities for account of segregated fund holders	–	136,348	128,817	(1,764)	263,401
Shareholders and other equity holders’ equity	47,039	13,773	70,755	(84,528)	47,039
Participating policyholders’ equity	–	(56)	313	–	257
Non-controlling interests	–	–	1,431	–	1,431
Total liabilities and equity	$59,109	$357,323	$560,384	$(101,242)	$875,574

Condensed Consolidated Statement of Income

For the three months ended June 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,696	$4,213	$(394)	$6,515
Insurance service expenses	–	(2,507)	(3,162)	397	(5,272)
Net expenses from reinsurance contracts held	–	(96)	(123)	13	(206)
Total insurance service result	–	93	928	16	1,037
Investment result
Net investment income (loss)	183	1,033	3,580	(284)	4,512
Insurance / reinsurance finance income (expenses)	–	(889)	(2,971)	(9)	(3,869)
Other investment result	–	1	(105)	(26)	(130)
Total investment result	183	145	504	(319)	513
Other revenue	(4)	202	1,761	(110)	1,849
Other expenses	(13)	(311)	(1,331)	66	(1,589)
Interest expenses	(125)	(8)	(640)	347	(426)
Net income (loss) before income taxes	41	121	1,222	–	1,384
Income tax (expenses) recoveries	8	4	(264)	–	(252)
Net income (loss) after income taxes	49	125	958	–	1,132
Equity in net income (loss) of unconsolidated subsidiaries	993	229	354	(1,576)	–
Net income (loss)	$1,042	$354	$1,312	$(1,576)	$1,132
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$39	$–	$39
Participating policyholders	–	(2)	51	2	51
Shareholders and other equity holders	1,042	356	1,222	(1,578)	1,042
	$1,042	$354	$1,312	$(1,576)	$1,132

Manulife Financial Corporation – Second Quarter 2024	122

Condensed Consolidated Statement of Income

For the three months ended June 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$2,130	$3,823	$(373)	$5,580
Insurance service expenses	–	(1,914)	(3,043)	465	(4,492)
Net expenses from reinsurance contracts held	–	(77)	(44)	(80)	(201)
Total insurance service result	–	139	736	12	887
Investment result
Net investment income (loss)	127	1,057	3,834	(199)	4,819
Insurance / reinsurance finance income (expenses)	–	(996)	(3,165)	96	(4,065)
Other investment result	–	66	(197)	(26)	(157)
Total investment result	127	127	472	(129)	597
Other revenue	25	194	1,585	(113)	1,691
Other expenses	(18)	(253)	(1,154)	67	(1,358)
Interest expenses	(112)	(2)	(430)	163	(381)
Net income (loss) before income taxes	22	205	1,209	–	1,436
Income tax (expenses) recoveries	13	(7)	(271)	–	(265)
Net income (loss) after income taxes	35	198	938	–	1,171
Equity in net income (loss) of unconsolidated subsidiaries	990	196	394	(1,580)	–
Net income (loss)	$1,025	$394	$1,332	$(1,580)	$1,171
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$26	$–	$26
Participating policyholders	–	(90)	137	73	120
Shareholders and other equity holders	1,025	484	1,169	(1,653)	1,025
	$1,025	$394	$1,332	$(1,580)	$1,171

Condensed Consolidated Statement of Income

For the six months ended June 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$5,410	$8,362	$(760)	$13,012
Insurance service expenses	–	(5,011)	(6,305)	772	(10,544)
Net expenses from reinsurance contracts held	–	(193)	(273)	13	(453)
Total insurance service result	–	206	1,784	25	2,015
Investment result
Net investment income (loss)	188	1,887	7,093	(163)	9,005
Insurance / reinsurance finance income (expenses)	–	(1,776)	(6,127)	–	(7,903)
Other investment result	–	(24)	(166)	(51)	(241)
Total investment result	188	87	800	(214)	861
Other revenue	(7)	404	3,497	(237)	3,657
Other expenses	(25)	(586)	(2,574)	138	(3,047)
Interest expenses	(240)	(4)	(894)	288	(850)
Net income (loss) before income taxes	(84)	107	2,613	–	2,636
Income tax (expenses) recoveries	50	47	(629)	–	(532)
Net income (loss) after income taxes	(34)	154	1,984	–	2,104
Equity in net income (loss) of unconsolidated subsidiaries	1,942	276	430	(2,648)	–
Net income (loss)	$1,908	$430	$2,414	$(2,648)	$2,104
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$94	$–	$94
Participating policyholders	–	(2)	102	2	102
Shareholders and other equity holders	1,908	432	2,218	(2,650)	1,908
	$1,908	$430	$2,414	$(2,648)	$2,104

Manulife Financial Corporation – Second Quarter 2024	123

Condensed Consolidated Statement of Income

For the six months ended June 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result
Insurance revenue	$–	$4,532	$7,616	$(805)	$11,343
Insurance service expenses	–	(4,079)	(6,030)	835	(9,274)
Net expenses from reinsurance contracts held	–	(229)	(80)	(24)	(333)
Total insurance service result	–	224	1,506	6	1,736
Investment result
Net investment income (loss)	132	2,190	7,791	(141)	9,972
Insurance / reinsurance finance income (expenses)	–	(2,262)	(6,005)	102	(8,165)
Other investment result	–	48	(235)	(53)	(240)
Total investment result	132	(24)	1,551	(92)	1,567
Other revenue	21	402	3,191	(232)	3,382
Other expenses	(29)	(556)	(2,337)	140	(2,782)
Interest expenses	(214)	(33)	(679)	178	(748)
Net income (loss) before income taxes	(90)	13	3,232	–	3,155
Income tax (expenses) recoveries	51	72	(697)	–	(574)
Net income (loss) after income taxes	(39)	85	2,535	–	2,581
Equity in net income (loss) of unconsolidated subsidiaries	2,470	402	487	(3,359)	–
Net income (loss)	$2,431	$487	$3,022	$(3,359)	$2,581
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$80	$–	$80
Participating policyholders	–	(75)	69	76	70
Shareholders and other equity holders	2,431	562	2,873	(3,435)	2,431
	$2,431	$487	$3,022	$(3,359)	$2,581

Manulife Financial Corporation – Second Quarter 2024	124

Consolidated Statement of Cash Flows

For the six months ended June 30, 2024	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$1,908	$430	$2,414	$(2,648)	$2,104
Adjustments:
Equity in net income of unconsolidated subsidiaries	(1,942)	(276)	(430)	2,648	–
Increase (decrease) in insurance contract net liabilities	–	209	2,993	–	3,202
Increase (decrease) in investment contract liabilities	–	23	218	–	241
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	–	(125)	(439)	–	(564)
Amortization of (premium) discount on invested assets	–	22	(164)	–	(142)
CSM amortization	–	(209)	(958)	–	(1,167)
Other amortization	5	73	224	–	302
Net realized and unrealized (gains) losses and impairment on assets	(10)	735	585	–	1,310
Deferred income tax expenses (recoveries)	(50)	55	61	–	66
Net loss on reinsurance transactions (pre-tax)	–	33	38	–	71
Cash provided by (used in) operating activities before undernoted items	(89)	970	4,542	–	5,423
Dividends from unconsolidated subsidiaries	–	189	–	(189)	–
Changes in policy related and operating receivables and payables	(131)	2,294	4,263	–	6,426
Cash provided by (used in) operating activities	(220)	3,453	8,805	(189)	11,849
Investing activities
Purchases and mortgage advances	–	(9,920)	(57,088)	–	(67,008)
Disposals and repayments	–	7,094	49,915	–	57,009
Changes in investment broker net receivables and payables	–	75	189	–	264
Net cash increase (decrease) from sale (purchase) of subsidiaries	–	–	(298)	–	(298)
Investment in common shares of subsidiaries	(1,607)	–	–	1,607	–
Capital contribution to unconsolidated subsidiaries	–	(1)	–	1	–
Notes receivable from parent	–	–	(35,076)	35,076	–
Notes receivable from subsidiaries	(32,475)	–	–	32,475	–
Cash provided by (used in) investing activities	(34,082)	(2,752)	(42,358)	69,159	(10,033)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	233	–	233
Issue of capital instruments, net	1,596	–	–	–	1,596
Redemption of capital instruments	–	(609)	–	–	(609)
Secured borrowing from securitization transactions	–	–	516	–	516
Changes in deposits from Bank clients, net	–	–	113	–	113
Lease payments	–	(1)	(60)	–	(61)
Shareholders’ dividends and other equity distributions	(1,594)	–	–	–	(1,594)
Common shares repurchased	(855)	–	–	–	(855)
Common shares issued, net	82	–	1,607	(1,607)	82
Contributions from (distributions to) non-controlling interests, net	–	–	(1)	–	(1)
Dividends paid to parent	–	–	(189)	189	–
Capital contributions by parent	–	–	1	(1)	–
Notes payable to parent	–	–	32,475	(32,475)	–
Notes payable to subsidiaries	35,076	–	–	(35,076)	–
Cash provided by (used in) financing activities	34,305	(610)	34,695	(68,970)	(580)
Cash and short-term securities
Increase (decrease) during the period	3	91	1,142	–	1,236
Effect of foreign exchange rate changes on cash and short-term securities	2	151	188	–	341
Balance, beginning of period	86	4,004	15,794	–	19,884
Balance, end of period	91	4,246	17,124	–	21,461
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	86	4,329	15,923	–	20,338
Net payments in transit, included in other liabilities	–	(325)	(129)	–	(454)
Net cash and short-term securities, beginning of period	86	4,004	15,794	–	19,884
End of period
Gross cash and short-term securities	91	4,583	17,424	–	22,098
Net payments in transit, included in other liabilities	–	(337)	(300)	–	(637)
Net cash and short-term securities, end of period	$91	$4,246	$17,124	$–	$21,461
Supplemental disclosures on cash flow information:
Interest received	$179	$1,976	$5,076	$(418)	$6,813
Interest paid	217	43	976	(418)	818
Income taxes paid (refund)	5	6	702	–	713

Manulife Financial Corporation – Second Quarter 2024	125

Consolidated Statement of Cash Flows

For the six months ended June 30, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$2,431	$487	$3,022	$(3,359)	$2,581
Adjustments:
Equity in net income of unconsolidated subsidiaries	(2,470)	(402)	(487)	3,359	–
Increase (decrease) in insurance contract net liabilities	–	258	5,662	–	5,920
Increase (decrease) in investment contract liabilities	–	(67)	307	–	240
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	–	24	863	–	887
Amortization of (premium) discount on invested assets	–	20	(42)	–	(22)
CSM amortization	–	(258)	(661)	–	(919)
Other amortization	5	66	208	–	279
Net realized and unrealized (gains) losses and impairment on assets	15	182	(2,066)	–	(1,869)
Deferred income tax expenses (recoveries)	(51)	(75)	251	–	125
Stock option expense	–	(2)	2	–	–
Cash provided by (used in) operating activities before undernoted items	(70)	233	7,059	–	7,222
Dividends from unconsolidated subsidiaries	–	172	(408)	236	–
Changes in policy related and operating receivables and payables	(156)	(1,304)	2,987	–	1,527
Cash provided by (used in) operating activities	(226)	(899)	9,638	236	8,749
Investing activities
Purchases and mortgage advances	–	(6,777)	(32,824)	–	(39,601)
Disposals and repayments	–	7,923	27,439	–	35,362
Changes in investment broker net receivables and payables	–	64	196	–	260
Net cash increase (decrease) from sale (purchase) of subsidiaries	–	–	(1)	–	(1)
Investment in common shares of subsidiaries	(1,200)	–	–	1,200	–
Capital contribution to unconsolidated subsidiaries	–	(1)	–	1	–
Notes receivable from parent	–	–	(29,790)	29,790	–
Notes receivable from subsidiaries	(26,633)	–	–	26,633	–
Cash provided by (used in) investing activities	(27,833)	1,209	(34,980)	57,624	(3,980)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	–	–	(430)	–	(430)
Issue of capital instruments, net	1,194	–	–	–	1,194
Redemption of capital instruments	(600)	–	–	–	(600)
Secured borrowing from securitization transactions	–	–	368	–	368
Changes in deposits from Bank clients, net	–	–	(555)	–	(555)
Lease payments	–	(1)	(39)	–	(40)
Shareholders’ dividends and other equity distributions	(1,493)	–	–	–	(1,493)
Common shares repurchased	(841)	–	–	–	(841)
Common shares issued, net	30	–	1,200	(1,200)	30
Contributions from (distributions to) non-controlling interests, net	–	–	(4)	–	(4)
Dividends paid to parent	–	408	(172)	(236)	–
Capital contributions by parent	–	–	1	(1)	–
Notes payable to parent	–	–	26,633	(26,633)	–
Notes payable to subsidiaries	29,790	–	–	(29,790)	–
Cash provided by (used in) financing activities	28,080	407	27,002	(57,860)	(2,371)
Cash and short-term securities
Increase (decrease) during the period	21	717	1,660	–	2,398
Effect of foreign exchange rate changes on cash and short-term securities	(2)	(45)	(328)	–	(375)
Balance, beginning of period	63	2,215	16,357	–	18,635
Balance, end of period	82	2,887	17,689	–	20,658
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	63	2,614	16,476	–	19,153
Net payments in transit, included in other liabilities	–	(399)	(119)	–	(518)
Net cash and short-term securities, beginning of period	63	2,215	16,357	–	18,635
End of period
Gross cash and short-term securities	82	3,167	17,769	–	21,018
Net payments in transit, included in other liabilities	–	(280)	(80)	–	(360)
Net cash and short-term securities, end of period	$82	$2,887	$17,689	$–	$20,658
Supplemental disclosures on cash flow information:
Interest received	$152	$1,559	$4,835	$(352)	$6,194
Interest paid	199	64	882	(352)	793
Income taxes paid (refund)	1	4	199	–	204

Note 17 Comparatives

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Manulife Financial Corporation – Second Quarter 2024	126

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL CORPORATION

HEAD OFFICE

200 Bloor Street East

Toronto, ON Canada M4W 1E5

Telephone: 416 926-3000

Website: www.manulife.com

INVESTOR RELATIONS

Financial analysts, portfolio

managers and other investors requiring financial information may contact our Investor Relations Department or access our website at www.manulife.com

Email: InvestRel@manulife.com

SHAREHOLDER SERVICES

For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries, please contact our Canadian Transfer Agent.

TRANSFER AGENTS

Canada

TSX Trust Company

301 – 100 Adelaide St. West

Toronto, ON Canada M5H 4H1

Toll Free: 1 800 783-9495

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: www.tsxtrust.com

TSX Trust Company offices are also located in Toronto, Vancouver and Calgary.

United States

Equiniti Trust Company, LLC

P.O. Box 27756

Newark, NJ

United States 07101

Toll Free: 1 800 249-7702

Collect: 416 682-3864

Email: manulifeinquiries@tmx.com

Website: https://tsxtrust.com/manulife

Hong Kong

Tricor Investor Services Limited

17/F, Far East Finance Centre

16 Harcourt Road

Hong Kong

Telephone: 852 2980-1333

Email: is-enquiries@hk.tricorglobal.com

Website: www.tricoris.com

Philippines

RCBC Trust Company

Ground Floor, West Wing

GPL (Grepalife) Building

221 Senator Gil Puyat Avenue

Makati City, Metro Manila, Philippines

Telephone: 632 5318-8567

Email: rcbcstocktransfer@rcbc.com

Website: www.rcbc.com/stocktransfer

AUDITORS

Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

The following Manulife documents are available online at www.manulife.com

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholders Reports

•	Public Accountability Statement

•	2023 Sustainability Report

Rating

Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at June 30, 2024, Manulife had total capital of C$77.6 billion, including C$49.0 billion of total shareholders and other equity holders’ equity. The Manufacturers Life Insurance Company’s financial strength ratings are among the strongest in the insurance industry. Rating agencies include AM Best Company (“AM Best”), DBRS Limited and affiliated entities (“Morningstar DBRS”), Fitch Ratings Inc. (“Fitch”), Moody’s Investors Service Inc. (“Moody’s”), and S&P Global Ratings (“S&P”).

As at August 7, 2024
Rating Agency	MLI Rating	Rank

S&P	AA-	(4th of 21 ratings)

Moody’s	A1	(5th of 21 ratings)

Fitch	AA	(3rd of 21 ratings)

Morningstar DBRS	AA	(3rd of 22 ratings)

AM Best	A+ (Superior)	(2nd of 13 ratings)

Common Stock Trading Data

The following values are the high, low and close prices, including the average daily trading volume for Manulife Financial Corporation’s common stock on the Canadian exchanges, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the second quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.

As at June 30, 2024, there were 1,785 million common shares outstanding.

April 1 – June 30, 2024	Canada Canadian $	U.S. United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos

High	$ 36.52	$ 26.69	$ 206.60	P 1,600

Low	$ 31.44	$ 22.78	$ 177.00	P 1,150

Close	$ 36.43	$ 26.62	$ 205.80	P 1,445

Average Daily Volume (000)	8,886	2,667	18	0.4

Manulife Financial Corporation – Second Quarter 2024	127

Consent to receive documents electronically

Electronic documents available from Manulife.

Manulife is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife documents available electronically are:

•	Annual Report and Proxy Circular

•	Notice of Annual Meeting

•	Shareholder Reports

These documents will be available to you on our website www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports, will be available on the website at least until the next version is available.

We will notify you when documents will be available on the website and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our website, paper copies will be mailed to you.

This information is also available for viewing or downloading under quarterly reports from the Investor Relations section of our website at www.manulife.com

Detach Here

To receive documents electronically when they are available through Manulife’s electronic delivery service, complete this form and return it as indicated.

I have read and understand the statement on the reverse and consent to receive electronically the Manulife documents listed in the manner described. I acknowledge that I have the computer requirements to access the documents that are made available on Manulife’s website. I understand that I am not required to consent to electronic delivery and that I may revoke my consent at any time.

Please note: We will contact you by phone only if there is a problem with your email address.

The information provided is confidential and will not be used for any purpose other than that described.

Please Print:

Shareholder Name

Contact Phone Number

Shareholder Email Address

Shareholder Signature

Date

Manulife Financial Corporation – Second Quarter 2024	128

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Manulife, Manulife & Stylized M Design, and Stylized M Design are trademarks of The Manufacturers Life Insurance Company and are used by it, and by its affiliates, including Manulife Financial Corporation, under license.